TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 1
TD Bank Group Reports First Quarter 2025 Results

Report to Shareholders

•
Three months ended January 31, 2025
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements and
related Notes prepared in accordance

with International Financial Reporting Standards

(IFRS) as issued by the International

Accounting Standards Board (IASB),
unless otherwise noted. Certain comparative

amounts have been revised to conform

with the presentation adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted measures are non-GAAP

financial
measures. For additional information about

the Bank’s use of non-GAAP financial measures,

refer to “Significant and Subsequent Events”

and “Non-GAAP and
Other Financial Measures” in the “How

We Performed” section of this document.
FIRST QUARTER FINANCIAL HIGHLIGHTS,

compared with the first quarter last year:
●
Reported diluted earnings per share were

$1.55, compared with $1.55.
●
Adjusted diluted earnings per share were

$2.02, compared with $2.00.
●
Reported net income was $2,793 million,

compared with $2,824 million.
●
Adjusted net income was $3,623 million,

compared with $3,637 million.
FIRST QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The first quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $61 million ($52 million after tax or 3

cents per share), compared with $94 million

($79 million after tax or
4 cents per share) in the first quarter last

year.
●
Acquisition and integration charges related

to the Cowen acquisition of $52 million

($41 million after tax or 2 cents per share),

compared with
$117 million ($93 million after tax or 5 cents per share)

in the first quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $54 million ($41

million after tax or
2 cents per share), compared with $57 million

($43 million after tax or 2 cents per

share) in the first quarter last year.
●
U.S. balance sheet restructuring of $927

million ($696

million after tax or 40 cents per share).
TORONTO
, February 27, 2025 – TD Bank Group (“TD” or

the “Bank”) today announced its financial results

for the first quarter ended January 31, 2025. Reported

and
adjusted earnings were $2.8 billion and $3.6 billion,

respectively, relatively flat

compared with the first quarter last year.
“TD started the year with strong momentum and record revenue across many of our businesses. While expenses

remain somewhat elevated, we delivered solid earnings,
which positions us well as we begin the new fiscal year,”

said Raymond Chun, Group President and Chief Executive

Officer, TD Bank Group.

“U.S. AML remediation remains
our top priority and we continue to make consistent progress to strengthen the Bank. The strategic review is

advancing as planned, and we have taken early

action, such as
our divestiture of Schwab, as we develop our strategy

and roadmap for the future.”
Canadian Personal and Commercial Banking delivered

record revenue supported by continued volume growth
Canadian Personal and Commercial Banking net income was

$1,831 million, an increase of 3% compared to the first

quarter last year. This increase

reflects higher revenue,
partially offset by higher non-interest expenses and provisions for credit losses (PCL). Revenue was a record $5,149

million, an increase of 5%, primarily reflecting loan

and
deposit volume growth.

This quarter, the Canadian Personal Bank

continued to build momentum, including deepening

customer relationships by launching Real Estate Secured

Lending and
Investing specialists in its highest opportunity branches.

In addition, the TD Aeroplan Visa Infinite Card

was recognized by Rewards Canada as Canada

’s top airline credit
card for the fourth year in a row
1
. In Business Banking, TD Auto Finance achieved record retail originations this quarter and a significant expansion

of new dealer floor plan
relationships.

The U.S. Retail Bank delivered continued momentum

while making progress on balance sheet restructuring
U.S. Retail reported net income for the quarter was $342

million (US$247 million), down 61% (62% in U.S. dollars),

compared with the first quarter last year.

On an adjusted
basis, net income was $1,038 million (US$736 million),

down 12% (15% in U.S. dollars). Reported net income

for the quarter from the Bank’s investment in

The Charles
Schwab Corporation (“Schwab”) was $199 million (US$142 million),

up 3% (down 1% in U.S. dollars), compared with

the first quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment

in Schwab, reported net income was $143 million (US$10

5

million), down 79% (79% in U.S. dollars), compared
with the first quarter last year, primarily

reflecting the impact of balance sheet restructuring activities,

governance and control investments including the

Bank’s U.S. BSA/AML
remediation program, and higher PCL, partially offset

by the impact of the FDIC special assessment charge in the

first quarter last year. On

an adjusted basis, net income was
$839 million (US$594 million), down 15% (18% in U.S.

dollars) compared with the first quarter last year,

reflecting higher non-interest expenses and higher PCL,

partially
offset by higher revenue.
This quarter, the U.S. Retail Bank continued

to deliver operating momentum, with its fifth consecutive

quarter of personal deposit growth and double-digit

growth in
U.S. Wealth assets year-over-year.

The business also made significant progress in its

balance sheet restructuring strategy to ensure it can continue to support its customers’
needs under the asset limitation.
Wealth Management and Insurance delivered record

Wealth revenue, earnings and assets, and

strong Insurance premium growth
Wealth Management and Insurance net income

was $680 million, an increase of 23% compared with

the first quarter last year, driven

by record revenue, earnings and assets
in Wealth Management and strong insurance premiums

growth. This quarter’s 15% revenue increase reflected insurance premiums growth and higher fee-based revenue
driven by market and asset growth, as well as higher interest income from deposits and increased transaction

revenue.

This quarter, Wealth Management

and Insurance continued to deliver investment excellence

and innovative solutions.

TD Direct Investing was ranked #1 Digital Brokerage in
Canada by The Globe and Mail for the third consecutive

year. TD Asset Management received

24 Fundata FundGrade A+® Awards and was

recognized in six categories at
1 Awarded by AwardsCanada.ca on January 3, 2025: https://rewardscanada.ca/TopTravelCreditCard/

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 2
the 2024 Canada LSEG Lipper Fund Awards. In addition,

TD Insurance, with TD Securities as joint bookrunner,

diversified its reinsurance capacity by becoming

the first
Canadian insurer to sponsor a catastrophe bond solely focused on catastrophe perils in Canada.

Wholesale Banking delivered record revenue driven by

its Global Markets business
Wholesale Banking reported net income for the quarter was

$299 million, an increase of 46% compared with the first

quarter last year, primarily reflecting

higher revenue,
partially offset by higher PCL and non-interest expenses.

On an adjusted basis, net income was $339 million,

an increase of 14% compared with the first quarter last

year.
Revenue for the quarter was a record $2 billion,

an increase of 12% compared with the first quarter last

year, primarily reflecting higher

trading-related revenue and
underwriting fees.
Wholesale Banking continued to drive growth from the enhanced capabilities of the franchise. TD Cowen won the

2024 IFR U.S. Mid-Market Equity House Award,

which
recognizes the leading underwriter of U.S. equity offerings

between US$50-US$500 million. Following the quarter

end, TD Cowen also acted as a lead bookrunner on the
marquee US$15 billion secondary offering of Schwab

shares by TD, an important milestone.
Capital
TD’s Common Equity Tier 1 Capital

ratio was 13.1%.

Conclusion
“TD’s strength and stability,

combined with our unrelenting focus on meeting the

needs of our customers and clients, will serve the Bank well in this period

of geopolitical

and
macroeconomic uncertainty,

”

added Chun. “I want to thank our colleagues across

the globe for their tremendous efforts and commitment.

”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 3
ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability Board in 2012 to identify fundamental

disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index

below includes the recommendations (as

published by the EDTF) and
lists the location of the related EDTF disclosures

presented in the first quarter 2025

Report to Shareholders (RTS), Supplemental

Financial Information (SFI), or
Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is not

and should not be considered incorporated

herein by reference
into the first quarter 2025

RTS, Management’s Discussion and Analysis, or the

Interim Consolidated Financial Statements.

Certain disclosure references have
been made to the Bank’s 2024

Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
First
Quarter
2025
SFI
First
Quarter
2025
SRD
First
Quarter
2025
Annual Report
2024
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
94-101, 105,
110, 112-114,
125-127
3 Describe and discuss top and emerging risks. 84-93
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
30-31, 44 80, 122
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
95-99
6
Description of the bank’s risk culture and procedures applied to support the culture.
94-95
7
Description of key risks that arise from the bank’s business models and activities.
79, 94, 100-128
8
Description of stress testing within the bank’s risk governance and capital frameworks.
78, 99-100, 108,
125
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

28-30, 75 1-3, 6
75-77, 80-81,
235
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 75
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

76-78, 125
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-13 78-79
14
Analysis of capital requirements for each method used for calculating RWA.

13
101-103, 105,
107-108
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

36-53, 59-65
16
Flow statement reconciling the movements of RWA by risk type.

18-19
17 Discussion of Basel III back-testing requirements. 80
104, 108,
112-113
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 37-41
114-116,
118-119
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
39 117, 229
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
44-46 122-124
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 40-44 119-122
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
34 106
23 Breakdown of significant trading and non-trading market risk factors. 34, 36 106, 109-110
24
Significant market risk measurement model limitations and validation procedures.
35
107-110,
112-113
25
Primary risk management techniques beyond reported risk measures and parameters.
35 107-110
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
25-28, 61-67 21-36
1-5, 13, 18,
20-70, 72-80
62-74, 101-105,
185-192, 201,
203-204,
233-234
27 Description of the bank’s policies for identifying impaired loans. 66
71, 162-163,
169-170, 191
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
26, 63-65 25, 29 69, 188-190
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
54-55, 66-70
103, 173-174,
195-197, 201,
203-204
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

104, 166,
173-174
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
110-113,
125-128
32 Discuss publicly known risk events related to other risks. 73-74 91-93, 227-228

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 4
TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 47 Securitization and Off-Balance Sheet Arrangements
5 Financial Highlights 47 Accounting Policies and Estimates
6 Significant and Subsequent Events 47
Changes in Internal Control over Financial

Reporting
6
Update on U.S. BSA/AML Program Remediation

and

48 Glossary

Enterprise AML Program Improvement Activities
8 How We Performed INTERIM CONSOLIDATED FINANCIAL STATEMENTS
12 Financial Results Overview 51 Interim Consolidated Balance Sheet
15 How Our Businesses Performed 52 Interim Consolidated Statement of Income
23 Quarterly Results 53
Interim Consolidated Statement of Comprehensive

Income
24 Balance Sheet Review 54
Interim Consolidated Statement of Changes

in Equity
25 Credit Portfolio Quality 55
Interim Consolidated Statement of Cash

Flows
28 Capital Position 56 Notes to Interim Consolidated Financial Statements
32 Risk Factors and Management
32 Managing Risk 76 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This MD&A is presented to enable readers

to assess material changes in the financial

condition and operating results of TD Bank

Group (“TD” or the “Bank”) for
the three months ended January 31, 2025,

compared with the corresponding periods

shown. This MD&A should be read in conjunction

with the Bank’s unaudited
Interim Consolidated Financial Statements

and related Notes included in this Report

to Shareholders and with the 2024 Consolidated

Financial Statements and
related Notes and 2024 MD&A. This MD&A

is dated February 26, 2025. Unless otherwise

indicated, all amounts are expressed

in Canadian dollars and have been
primarily derived from the Bank’s 2024 Consolidated

Financial Statements and related Notes or Interim

Consolidated Financial Statements and

related Notes,
prepared in accordance with IFRS as issued

by the IASB. Note that certain comparative

amounts have been revised to conform

with the presentation adopted in
the current period.

Additional information relating to the Bank,

including the Bank’s 2024 Annual Information

Form, is available on the Bank’s website at
http://www.td.com as well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading

“Economic
Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance,

and
Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for

2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2025 and beyond
and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”,

“expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”, “goal”, “target”, “possible”,

“potential”, “predict”,
“project”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof,

but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking
statements require the Bank to make assumptions and are subject to inherent risks and uncertainties,

general and specific. Especially in light of the uncertainty related to the physical, financial, economic,

political, and
regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental and social, and other risks.

Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates (including the economic, financial, and other impacts of pandemics); geopolitical risk (including the
potential impact of new or elevated tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of
the investigations into the Bank’s U.S. Bank Secrecy Act

(BSA)/anti-money laundering (AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies,

shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions
and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk
(including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks,

those of the Bank’s customers (including their own devices), and third parties providing services to
the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other
risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws,

rules and regulations, including without limitation consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;
environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes in foreign exchange rates, interest
rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition
for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such
events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,

under
the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment,

each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 5
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Results of operations
Total revenue – reported $ 14,049 $ 15,514 $ 13,714
Total revenue – adjusted
1
15,030 14,897 13,771
Provision for (recovery of) credit losses 1,212 1,109 1,001
Insurance service expenses (ISE) 1,507 2,364 1,366
Non-interest expenses – reported 8,070 8,050 8,030
Non-interest expenses – adjusted
1
7,983 7,731 7,125
Net income (loss) – reported 2,793 3,635 2,824
Net income – adjusted
1
3,623 3,205 3,637
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 965.3 $ 949.5 $ 904.3
Total assets 2,093.6 2,061.8 1,910.9
Total deposits 1,290.5 1,268.7 1,181.3
Total equity 119.0 115.2 112.4
Total risk-weighted assets 2 649.0 630.9 579.4
Financial ratios
Return on common equity (ROE) – reported 3 10.1% 13.4% 10.9%
Return on common equity – adjusted
1
13.2 11.7 14.1
Return on tangible common equity (ROTCE) 1,3 13.4 17.8 14.9
Return on tangible common equity – adjusted
1
17.2 15.4 18.7
Efficiency ratio – reported 3 57.4 51.9 58.6
Efficiency ratio – adjusted, net of ISE
1,3,4
59.0 61.7 57.4
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.50 0.47 0.44
Common share information – reported (Canadian dollars)
Per share earnings (loss)
Basic $ 1.55 $ 1.97 $ 1.55
Diluted 1.55 1.97 1.55
Dividends per share 1.05 1.02 1.02
Book value per share 3 61.61 59.59 57.34
Closing share price 5 82.91 76.97 81.67
Shares outstanding (millions)
Average basic 1,749.9 1,748.2 1,776.7
Average diluted 1,750.7 1,749.3 1,778.2
End of period 1,751.7 1,750.1 1,772.1
Market capitalization (billions of Canadian dollars) $ 145.2 $ 134.7 $ 144.7
Dividend yield
3
5.4% 5.0% 4.9%
Dividend payout ratio 3 67.8 51.8 65.7
Price-earnings ratio
3
17.5 16.3 13.1
Total shareholder return (1 year) 3 6.9 4.5 (6.9)
Common share information – adjusted (Canadian dollars)
Per share earnings
Basic $ 2.02 $ 1.72 $ 2.01
Diluted 2.02 1.72 2.00
Dividend payout ratio 51.9% 59.2% 50.7%
Price-earnings ratio 10.6 9.9 10.6
Capital ratios
3
Common Equity Tier 1 Capital ratio 13.1% 13.1% 13.9%
Tier 1 Capital ratio 14.7 14.8 15.7
Total Capital ratio 17.0 16.8 17.6
Leverage ratio 4.2 4.2 4.4
TLAC ratio 29.5 28.7 30.8
TLAC Leverage ratio 8.5 8.1 8.6
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant and Subsequent Events” and “How We
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section of this document for further details.
3

For additional information about this metric, refer to the Glossary of this document.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q1 2025: $13,523 million, Q4 2024: $12,533 million, Q1 2024: $12,405 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 6
SIGNIFICANT AND SUBSEQUENT EVENTS

Sale of Schwab Common Shares
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab.
Immediately prior to the sale, TD held 184.7

million shares of Schwab’s common stock, representing

10.1% economic ownership. The sale of

the shares resulted
in proceeds of approximately $21.0 billion

(US$14.6 billion). In the second quarter

of fiscal 2025, the Bank is expected

to recognize a net gain on sale of its
investment in Schwab of approximately $8.6

billion (US$5.8 billion). This gain is net of

the release of related cumulative foreign currency

translation from AOCI, the
release of AOCI on designated net investment

hedging items, direct transaction costs, and

taxes. The Bank will also recognize $0.2

billion of underwriting fees in
its Wholesale segment as a result of TD

Securities acting as a lead bookrunner on

the transaction.

The transaction is expected to increase

Common Equity Tier 1 (CET1) capital by approximately

238 bps, based on the Bank’s CET1 capital

as at
January 31, 2025. Additionally, assuming the $8.0 billion planned share repurchases

pursuant to the Bank’s proposed normal course issuer

bid were completed as
of January 31, 2025, the Bank’s pro forma CET1

capital as at January 31, 2025 would be

approximately 14.2%. The Bank

continues to have a business
relationship with Schwab through the IDA Agreement.

The Bank will discontinue recording

its share of earnings available to common

shareholders from its
investment in Schwab in the second quarter

of fiscal 2025.
UPDATE ON U.S. BANK

SECRECY ACT (BSA)/ANTI-MONEY LAUNDERING (AML

)

PROGRAM REMEDIATION

AND
ENTERPRISE AML PROGRAM IMPROVEMENT ACTIVITIES
As previously disclosed in the Bank’s 2024

MD&A, on October 10, 2024, the Bank announced

that, following active cooperation and engagement

with authorities
and regulators, it reached a resolution of previously

disclosed investigations related to its

U.S. BSA/AML compliance programs (the “Global

Resolution”). The Bank
and certain of its U.S. subsidiaries consented

to orders with the Office of the Comptroller

of the Currency (OCC), the Federal Reserve

Board, and the Financial
Crimes Enforcement Network (FinCEN) and

entered into plea agreements with the

Department of Justice (DOJ), Criminal

Division, Money Laundering and Asset
Recovery Section and the United States

Attorney’s Office for the District of New Jersey. The Bank is focused on meeting the terms of the consent orders and

plea
agreements, including meeting its requirements

to remediate the Bank’s U.S. BSA/AML programs.

In addition, the Bank is also undertaking several

improvements
to the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions Programs

(“Enterprise AML Program”).
For additional information on the Global

Resolution, the Bank’s U.S. BSA/AML program

remediation activities, the Bank’s Enterprise

AML Program improvement
activities, and the risks associated with the

foregoing, see the “Significant Events – Global

Resolution of the Investigations into the Bankְ’s U.S. BSA/AML

Program”
and “Risk Factors That May Affect Future Results

– Global Resolution of the Investigations into

the Bank’s U.S. BSA/AML Program” sections of

the Bank’s
2024 MD&A.
Remediation of the U.S. BSA/AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to expect to have
the majority of its management remediation

actions implemented in calendar 2025 and

continues to expect U.S. BSA/AML remediation

and related governance
and control investments of approximately

US$500 million pre-tax in fiscal 2025
2
. Remaining management implementations are

planned for calendar 2026 and into
calendar 2027. Sustainability and testing activities

are planned for calendar 2026 and

calendar 2027 following management implementations,

and the Bank is
targeting to have the Suspicious Activity

Report lookback to be completed in calendar

2027 per the OCC consent order. As noted in the Bank’s 2024

MD&A, all
management remediation actions will be

subject to validation by the Bank’s internal audit function,

followed by the review and acceptance by

the appointed
monitor, demonstrated sustainability, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. The following

graph illustrates
the Bank’s expected remediation plan and progress

on a calendar year basis,

based on its work to date:
As noted in the Bank’s 2024 MD&A including in

the “Risk Factors That May Affect Future

Results – Global Resolution of the Investigations

into the Bank’s U.S.
BSA/AML Program” section thereof, the Bank’s

remediation timeline is based on the Bank’s

current plans, as well as assumptions

related to the duration of
planning activities, including the completion

of external benchmarking and lookback

reviews. As an example, as the Bank

undertakes the lookback reviews, the
Bank may be required to further expand

the scope of the review, either in terms of the subjects being addressed and/or the time period reviewed.

The Bank’s
ability to meet its planned remediation milestones

assumes that the Bank will be able

to successfully execute against its

U.S. BSA/AML remediation program plan,
which is subject to inherent risks and uncertainties

including the Bank’s ability to attract and

retain key employees, the ability of third

parties to deliver on their
contractual obligations, and the successful

development and implementation of required

technology solutions. Furthermore, the execution

of the U.S. BSA/AML
remediation plan, including these planned

milestones, will not be entirely within the Bank’s

control because of various factors such as (i)

the requirement to obtain
regulatory approval or non-objection before

proceeding with various steps, and (ii) the

requirement for the various deliverables

to be acceptable to the regulators
and/or the monitor.

While substantial work remains, the

Bank has made progress on its U.S. BSA/AML

program remediation activities over the

first fiscal quarter of 2025, including:

2

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S.
BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the
U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2025 plan.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 7
1)

the Bank submitted a list of candidates for

the monitorship to both the DOJ and

FinCEN, and they both approved the use of

the same Independent
Compliance Monitor on a go-forward basis;
2)

the implementation of enhanced investigation

practices including the implementation

of technology which centralizes all new investigative

cases in a
single system to provide unified data sets

to help manage financial crime risk

with a single view of the customer;
3)

the continued hiring of investigative analysts,

with the U.S. investigative analyst team

up 4% in size in the first fiscal quarter of

2025;
4)

the completion of the design of machine learning

tools that help analyze customer data to

more effectively and rapidly detect potential activity

of
interest;
5)

the introduction of new reporting on workloads

that has improved the Bank’s ability to forecast resource

needs; and
6)

completed development of a detailed plan

to improve employee accountability

mechanisms to ensure that there are clear

consequences that are
understood throughout the organization.
For the second and third fiscal quarters of

2025, the Bank’s focus will be on the following remediation

activities:
1)

hiring of additional investigative analysts

to help manage case volumes which are

expected to be higher as additional monitoring

capabilities continue
to be implemented;
2)

the implementation of incremental enhancements

for transaction monitoring and client

onboarding, including the implementation of

a further round of
scenarios into the Bank’s transaction monitoring

system;

3)

the introduction of updated investigative procedures

that contain additional guidance on analyzing

customer activity; and
4)

the implementation of machine learning analysis

capabilities beginning in the third fiscal quarter

of 2025.
As noted in the Bank’s 2024 MD&A,

to help ensure that the Bank can continue

to support its customers’ financial needs

in the U.S. while not exceeding the
limitation on the combined total assets of

the U.S. Bank, the Bank is focused on executing

multiple U.S. balance sheet restructuring actions

in fiscal 2025. Refer to
the “Update on U.S. Balance Sheet Restructuring”

section of the U.S. Retail segment section

for additional information on these actions.

For additional information
about expenses associated with the Bank’s

U.S. BSA/AML program remediation activities,

refer to the U.S. Retail segment

section.
Assessment and Strengthening of the

Bank’s Enterprise AML Program
The Bank is continuing to implement improvements

to the Enterprise AML Program and

continues to target implementation of

the majority of its Enterprise AML
Program remediation and enhancement actions

by the end of calendar 2025. As noted in

the Bank’s 2024 MD&A, once implemented,

those remediation and
enhancement actions will then be subject to internal

review, challenge and validation of the activities. Following the end of the first fiscal quarter, the Financial
Transactions and Reports Analysis Centre of Canada

(“FINTRAC”) commenced a review of

certain remediation steps that the Bank has

taken to date to address
the FINTRAC violations. This review is ongoing,

and subject to the outcome, may result

in additional regulatory actions.
As noted in the “Risk Factors That May

Affect Future Results – Global Resolution of

the Investigations into the Bank’s U.S. BSA/AML

Program” section of the
Bank’s 2024 MD&A, the remediation and enhancement

of the Enterprise AML program is exposed

to similar risks as noted in respect

of the remediation of the
Bank’s U.S. BSA/AML program. In particular, as the Bank makes remediation and enhancements to the

Enterprise AML Program, it expects an

increase in
identification of reportable transactions and/or

events, which will add to the operational

backlog in the Bank’s Financial Crime

Risk Management (FCRM)
investigations processing that the Bank currently

faces, but is working towards remediating,

across the enterprise. In addition, as the

Bank continues its
remediation and improvement activities of

the Enterprise AML Program, it continues

to assess (i) whether issues that have

been, and continue to be, identified in
the U.S. BSA/AML program exist in the Enterprise

AML Program in Canada, Europe or

Asia, and (ii) the impact of such issues. The results

of these assessments
may also broaden the scope of the remediation

and improvements required for the

Enterprise AML Program. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program,

which may result in additional regulatory

actions.

While substantial work remains, the

Bank has made progress on the improvements

to the Enterprise AML Program over the

first fiscal quarter of 2025, including:

1) the consolidation of the Enterprise and

the U.S. AML mandates under the leadership

of the Global Head of FCRM, in order to better

enable strong
and consistent engagement, and delivery of improvements

across both the U.S. and Enterprise

AML programs;
2) additional improvements in the Bank’s process

and procedural guidance, including

additional targeted training across FCRM

and individual business
lines; and
3)

hiring of additional investigative analysts,

to help improve management of case volumes,

with further expansion planned in future fiscal

quarters.

For the second and third fiscal quarters of

2025, the Bank’s focus will be on the following improvements to the Enterprise AML Program:

1) the implementation of a new centralized

case management tool that is already in production

in the U.S. through the rest of the Bank,

with the goal of
strengthening oversight and investigations of identified

FCRM risks;
2) the implementation of technology initiatives

to consolidate electronic document and data

availability to help improve timeliness of

monitoring and
oversight of escalated AML issues; and
3) the continued rollout of an enhanced risk

assessment methodology and tools to

strengthen identification and measurement

of FCRM risks across
clients, products, and transactions, supported

by improved data capabilities.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 8
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD is

the sixth largest bank in North America by
assets and serves more than 27.9 million

customers in four key businesses operating

in a number of locations in financial centres

around the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
® ,
TD Auto Finance U.S., and TD Wealth (U.S.);

Wealth Management and Insurance, including TD Wealth

(Canada), TD Direct Investing, and TD Insurance;

and
Wholesale Banking, including TD Securities

and TD Cowen. TD also ranks among

the world’s leading online financial services firms,

with more than 17 million
active online and mobile customers. TD had

$2.09 trillion in assets on January 31, 2025.

The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto
Stock Exchange and New York Stock Exchange.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective

income tax rate. The Bank believes that

non-GAAP
financial measures and non-GAAP ratios provide

the reader with a better understanding of how

management views the Bank’s performance. Non-GAAP

financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and position,

and capital management measures depict

the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net
income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses attributable

to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
As at January 31, 2025, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net
income from its investment in Schwab.

The Corporate segment net income (loss)

included

amounts for amortization of acquired intangibles,

the acquisition and
integration charges related to the Schwab

transaction, and the Bank’s share of restructuring

and other charges incurred by Schwab.

The Bank’s share of Schwab’s
earnings available to common shareholders

was reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2024

Annual Consolidated
Financial Statements.
On August 21, 2024, the Bank sold 40.5

million shares of common stock of Schwab for

proceeds of approximately $3.4 billion (US$2.5

billion). The share sale
reduced the Bank’s ownership interest in Schwab

from 12.3% to 10.1%. The Bank recognized

approximately $1.0 billion (US$0.7 billion) as

other income (net of
$0.5 billion (US$0.4 billion) loss from AOCI

reclassified to earnings), in the fourth quarter

of fiscal 2024.

On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For
further details, refer to “Significant and Subsequent

Events” section of this document.

The Bank will discontinue recording its share

of earnings available to
common shareholders from its investment

in Schwab in the second quarter of fiscal

2025.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first

six years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$60 billion.

In addition, Schwab had the option to buy

down up
to $6.8 billion (US$5 billion) of FROA by paying

the Bank certain fees in accordance with

the 2023 Schwab IDA Agreement, subject

to certain limits.
During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$0.7 billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$5 billion FROA buydown allowance

and had paid a total of $337 million (US$250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.

Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through
the IDA Agreement.

Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 9
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income $ 7,866 $ 7,940 $ 7,488
Non-interest income 6,183 7,574 6,226
Total revenue 14,049 15,514 13,714
Provision for (recovery of) credit losses 1,212 1,109 1,001
Insurance service expenses 1,507 2,364 1,366
Non-interest expenses 8,070 8,050 8,030
Income before income taxes and share

of net income from
investment in Schwab 3,260 3,991 3,317
Provision for (recovery of) income taxes 698 534 634
Share of net income from investment in

Schwab
231 178 141
Net income (loss) – reported 2,793 3,635 2,824
Preferred dividends and distributions on other

equity instruments
86 193 74
Net income (loss) attributable to common

shareholders
$ 2,707 $ 3,442 $ 2,750

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 10
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

and Subsequent Events”
or “How We Performed”

sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Operating results – adjusted
Net interest income 1,2 $ 7,920 $ 8,034 $ 7,545
Non-interest income 3 7,110 6,863 6,226
Total revenue 15,030 14,897 13,771
Provision for (recovery of) credit losses 1,212 1,109 1,001
Insurance service expenses 1,507 2,364 1,366
Non-interest expenses 4 7,983 7,731 7,125
Income before income taxes and share of net income from
investment in Schwab 4,328 3,693 4,279
Provision for (recovery of) income taxes 962 695 872
Share of net income from investment in Schwab 5 257 207 230
Net income – adjusted 3,623 3,205 3,637
Preferred dividends and distributions on other equity instruments 86 193 74
Net income available to common shareholders –

adjusted
3,537 3,012 3,563
Pre-tax adjustments for items of note
Amortization of acquired intangibles 6 (61) (60) (94)
Acquisition and integration charges related to the Schwab

transaction
4,5 – (35) (32)
Share of restructuring and other charges from investment

in Schwab
5 – – (49)
Restructuring charges 4 – – (291)
Acquisition and integration-related charges 4 (52) (82) (117)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (54) (59) (57)
Gain on sale of Schwab shares 3 – 1,022 –
U.S. balance sheet restructuring 3 (927) (311) –
Indirect tax matters 2,4 – (226) –
FDIC special assessment 4 – 72 (411)
Global resolution of the investigations into the Bank’s

U.S. BSA/AML program
4 – (52) –
Less: Impact of income taxes
Amortization of acquired intangibles (9) (8) (15)
Acquisition and integration charges related to the Schwab

transaction
– (9) (6)
Restructuring charges – – (78)
Acquisition and integration-related charges (11) (18) (24)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(13) (14) (14)
U.S. balance sheet restructuring (231) (77) –
Indirect tax matters – (53) –
FDIC special assessment – 18 (101)
Total adjustments for items

of note
(830) 430 (813)
Net income (loss) available to common shareholders

– reported
$ 2,707 $ 3,442 $ 2,750
1
After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income – Q1 2025: ($54) million,

Q4 2024: ($59) million,
Q1 2024: ($57) million, reported in the Corporate segment.

2

Adjusted net interest income excludes the following item of note:
i.
Indirect tax matters – Q4 2024: $35 million, reported in the Corporate segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold 40.5 million shares of common stock of Schwab and recognized a gain on the sale

– Q4 2024: $1,022 million, reported in the Corporate segment; and
ii.
U.S. balance sheet restructuring – Q1 2025: $927 million, Q4 2024: $311 million, reported in the U.S. Retail segment.
4
Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q1 2025: $35 million, Q4 2024: $33 million, Q1 2024: $63 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q4 2024: $33 million, Q1 2024: $23 million, reported in the Corporate segment;
iii.

Restructuring charges – Q1 2024: $291 million, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q1 2025: $52 million, Q4 2024: $82 million, Q1 2024:

$117 million, reported in the Wholesale Banking segment;
v.

Indirect tax matters – Q4 2024: $191 million, reported in the Corporate segment;
vi.

FDIC special assessment – Q4 2024: ($72) million, Q1 2024: $411 million, reported in the U.S. Retail segment; and
vii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q4 2024:

$52 million, reported in the U.S. Retail segment.
5
Adjusted Share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q1 2025: $26 million, Q4 2024: $27 million,

Q1 2024: $31 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q4 2024: $2 million, Q1 2024: $9 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – Q1 2024: $27 million; and
iv.
The Bank’s share of the FDIC special assessment charge incurred by Schwab – Q1 2024: $22 million.
6
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and

5 for amounts.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 11
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Basic earnings (loss) per share – reported $ 1.55 $ 1.97 $ 1.55
Adjustments for items of note 0.47 (0.25) 0.45
Basic earnings per share – adjusted $ 2.02 $ 1.72 $ 2.01
Diluted earnings (loss) per share – reported $ 1.55 $ 1.97 $ 1.55
Adjustments for items of note 0.47 (0.25) 0.45
Diluted earnings per share – adjusted $ 2.02 $ 1.72 $ 2.00
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Schwab 1 $ 26 $ 27 $ 31
Wholesale Banking related intangibles 21 19 42
Other 5 6 6
Included as items of note 52 52 79
Software and asset servicing rights 119 117 96
Amortization of intangibles, net of income

taxes
$ 171 $ 169 $ 175
1

Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was 11.5% Common Equity Tier 1 (CET1) Capital effective fiscal 2024.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Average common equity $ 106,133 $ 102,051 $ 100,269
Net income (loss) attributable to common

shareholders – reported
2,707 3,442 2,750
Items of note, net of income taxes 830 (430) 813
Net income available to common shareholders

– adjusted
$ 3,537 $ 3,012 $ 3,563
Return on common equity – reported 10.1% 13.4% 10.9%
Return on common equity – adjusted 13.2 11.7 14.1
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Average common equity $ 106,133 $ 102,051 $ 100,269
Average goodwill 19,205 18,568 18,208
Average imputed goodwill and intangibles on investments

in Schwab
5,116 5,328 6,056
Average other acquired intangibles
1
482 508 615
Average related deferred tax liabilities (237) (230) (231)
Average tangible common equity 81,567 77,877 75,621
Net income (loss) attributable to common

shareholders – reported
2,707 3,442 2,750
Amortization of acquired intangibles, net of income

taxes
52 52 79
Net income (loss) attributable to common

shareholders adjusted for
amortization of acquired intangibles,

net of income taxes
2,759 3,494 2,829
Other items of note, net of income taxes 778 (482) 734
Net income available to common shareholders

– adjusted
$ 3,537 $ 3,012 $ 3,563
Return on tangible common equity 13.4% 17.8% 14.9%
Return on tangible common equity – adjusted 17.2 15.4 18.7
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 12
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31, 2025 vs.
January 31, 2024
Increase (Decrease)
U.S. Retail Bank
Total revenue – reported $ 133
Total revenue – adjusted 1 178
Non-interest expenses – reported 114
Non-interest expenses – adjusted 1 114
Net income (loss) – reported, after tax 7
Net income – adjusted, after tax 1 40
Share of net income from investment in

Schwab
2 6
U.S. Retail segment net income (loss) –

reported, after tax
13
U.S. Retail segment net income – adjusted,

after tax
1 46
Earnings (loss) per share (Canadian dollars)
Basic – reported $ 0.01
Basic – adjusted 1 0.03
Diluted – reported 0.01
Diluted – adjusted 1 0.03
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended
January 31 January 31
2025 2024
U.S. dollar $ 0.704 $ 0.739
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the first quarter of 2025. Shareholder

performance indicators help guide and benchmark

the Bank’s
accomplishments. For the purposes

of this analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are prepared
in accordance with IFRS. Reported and adjusted

results and items of note are explained in “Non-GAAP

and Other Financial Measures” in the “How

We Performed”
section of this document.
●

Adjusted diluted EPS for the three months

ended January 31, 2025, increased 1%

from the same period last year.
●

Adjusted ROTCE for the three months ended

January 31, 2025, was 17.2%.
●

For the twelve months ended January 31, 2025,

the total shareholder return was 6.9% compared

to the Canadian peer
3 average of 35.8%.
Net Income
Quarterly comparison – Q1 2025 vs. Q1 2024
Reported net income for the quarter was $2,793

million, a decrease of $31 million, or 1%,

compared with the first quarter last year, primarily reflecting the impact of
balance sheet restructuring activities in the

current quarter in U.S. Retail, higher non-interest

expenses, including higher governance and

control investments,
including costs for U.S. BSA/AML remediation,

and higher PCL, partially offset by higher revenues,

and the impact of the FDIC special assessment

charge

i
n U.S.
Retail and restructuring charges in the

first quarter last year. On an adjusted basis, net income for the quarter was $3,623 million, relatively flat

compared with the
first quarter last year.
By segment, the decrease in reported net income

reflects a decrease in U.S. Retail of $528

million, partially offset by increases in the Corporate

segment of
$232 million, in Wealth Management and Insurance

of $125 million, in Wholesale Banking

of $94 million, and in Canadian Personal

and Commercial Banking of
$46 million.
Quarterly comparison – Q1 2025 vs. Q4 2024

Reported net income for the quarter decreased

$842 million, or 23%, compared with

the prior quarter, primarily reflecting the prior quarter gain on sale of Schwab
shares in the Corporate segment, the impact

of balance sheet restructuring activities in

the current quarter in U.S. Retail, and higher

non-interest expenses,
partially offset by lower insurance service expenses,

and the prior quarter provision for indirect

tax matters in the Corporate segment.

Adjusted net income for the
quarter increased $418 million, or 13%.
By segment, the decrease in reported net income

reflects decreases in the Corporate segment

of $885 million and in U.S. Retail of $360

million, partially offset
by increases in Wealth Management and Insurance

of $331 million, in Wholesale Banking

of $64 million, and in Canadian Personal

and Commercial Banking of
$8 million.
Net Interest Income
Quarterly comparison – Q1 2025 vs. Q1 2024
Reported net interest income for the quarter

was $7,866 million, an increase of $378

million, or 5%, compared with the first quarter

last year, primarily reflecting
volume growth in Canadian Personal and Commercial

Banking, the impact of foreign exchange

translation, higher deposit margins and

the impact of balance
sheet restructuring activities in U.S. Retail,

and higher revenue from treasury and balance

sheet activities, partially offset by lower net interest

income in Wholesale
Banking. On an adjusted basis, net interest

income was $7,920 million, an increase of

$375 million, or 5%.
3

Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and

The Bank of Nova Scotia.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 13
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of $302

million, in U.S. Retail of
$165 million, in the Corporate segment

of $132 million, and in Wealth Management

and Insurance of $84 million, partially offset

by a decrease in Wholesale
Banking of $305 million.
Quarterly comparison – Q1 2025 vs. Q4 2024

Reported net interest income for the quarter

decreased $74 million, or 1%, compared

with the prior quarter, primarily reflecting

lower net interest income in
Wholesale Banking, partially offset by the impact

of foreign exchange translation, volume growth

and higher margins in Canadian Personal

and Commercial
Banking, and the impact of balance sheet restructuring

activities in U.S. Retail. On an adjusted

basis, net interest income decreased $114

million, or 1%.
By segment, the decrease in reported net interest

income reflects decreases in Wholesale

Banking of $328 million and in the Corporate

segment of $11 million,
partially offset by increases in U.S. Retail of

$140 million, in Canadian Personal and

Commercial Banking of $77 million, and

in Wealth Management and
Insurance of $48 million.
Non-Interest Income
Quarterly comparison – Q1 2025 vs. Q1 2024
Reported non-interest income for the quarter

was $6,183 million, a decrease of $43

million, or 1%, compared with the first quarter

last year, primarily reflecting the
impact of balance sheet restructuring activities

in U.S. Retail, partially offset by higher trading-related

revenue and underwriting fees in Wholesale

Banking, and
higher insurance premiums, fee-based revenue,

and transaction revenue in Wealth Management

and Insurance. On an adjusted basis,

non-interest income was
$7,110 million, an increase of $884 million,

or 14%.
By segment, the decrease in reported non-interest

income reflects decreases in U.S. Retail of

$886 million, in Canadian Personal and

Commercial Banking of
$37 million, and in the Corporate segment of $24

million, partially offset by increases in Wholesale

Banking of $525 million and in Wealth Management

and
Insurance of $379 million.
Quarterly comparison – Q1 2025 vs. Q4 2024
Non-interest income for the quarter decreased

$1,391 million, or 18%, compared with the prior

quarter, primarily reflecting the impact of

the prior quarter gain on
sale of Schwab shares in the Corporate segment,

reinsurance recoveries for catastrophe

claims in the prior quarter in Wealth Management

and Insurance, and the
impact of balance sheet restructuring activities

in the current quarter in U.S. Retail, partially

offset by higher trading-related revenue in

Wholesale Banking, and
higher fee-based revenue, transaction revenue

and insurance premiums in Wealth Management

and Insurance. On an adjusted basis,

non-interest income
increased $247 million, or 4%.
By segment, the decrease in non-interest income

reflects decreases in the Corporate segment

of $1,000 million, in U.S. Retail of $569

million, and in Wealth
Management and Insurance of $387 million, partially

offset by increases in Wholesale Banking

of $557 million and in Canadian Personal and

Commercial Banking
of $8 million.
Provision for Credit Losses
Quarterly comparison – Q1 2025 vs. Q1 2024
PCL for the quarter was $1,212 million, an increase

of $211 million compared with the first quarter last year. PCL – impaired was $1,216 million, an increase of
$282 million, or 30%, reflecting credit migration

in the Business and Government and

Canadian consumer lending portfolios and

the adoption impact of a model
update in the U.S. Cards portfolio.

PCL – performing was a recovery of $4

million, compared with a build of $67 million

in the prior year. The performing recovery
this quarter reflects

the adoption impact of a model update in

the U.S. Cards portfolio, and an update to

the economic forecast, largely offset by a build in

the
Business and Government lending portfolios

related to policy and trade uncertainty that

could impact the economic trajectory and credit

performance. Total PCL
for the quarter as an annualized percentage

of credit volume was 0.50%.

By segment, PCL was higher by $98

million in Canadian Personal and Commercial

Banking, by $66 million in U.S. Retail, by

$62 million in Wholesale Banking,
and lower by $15 million in the Corporate

segment.
Quarterly comparison – Q1 2025 vs. Q4 2024

PCL for the quarter was $1,212 million, an increase

of $103 million compared with the prior

quarter. PCL – impaired was $1,216 million, an increase

of $63 million,
or 5%, largely recorded in the U.S. Cards portfolio

reflecting the adoption impact of a

model update and seasonal trends, partially offset by

lower provisions in the
Wholesale and Canadian commercial lending

portfolios.

PCL – performing was a recovery of $4

million, compared with a recovery of $44

million in the prior
quarter. The performing recovery this quarter reflects

the adoption impact of a model update in

the U.S. Cards portfolio, and an update

to the economic forecast,
largely offset by a build in the Business and Government

lending portfolios related to policy and

trade uncertainty that could impact the economic

trajectory and
credit performance.
Total PCL for the quarter as an annualized percentage of credit volume was 0.50%.

By segment, PCL was higher by $91

million in Canadian Personal and Commercial

Banking, by $62 million in U.S. Retail, by

$12 million in the Corporate
segment, and lower by $62 million in

Wholesale Banking.
While results may vary by quarter, there are

many potential scenarios that may impact

the economic trajectory and credit performance,

some of which could
drive PCL results beyond the high

end of the Bank’s previously disclosed

estimated PCL range of 45 to 55

basis points

for fiscal 2025
4 .
4

The Bank’s estimated PCL range is based on forward-looking assumptions that have inherent risks and uncertainties. Results may vary depending on actual economic or credit conditions and performance, such as the level of unemployment, interest rates, economic growth or contraction, and borrower or industry specific credit factors and conditions, inclusive of policy and trade uncertainty.

The Bank’s PCL estimate is subject to risks and uncertainties including those set out in the

“Risk Factors That May Affect Future Results” section of this document.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 14
TABLE 9: PROVISION FOR CREDIT LOSSES 1
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 459 $ 456 $ 364
U.S. Retail 529 418 377
Wealth Management and Insurance – – –
Wholesale Banking 33 134 5
Corporate 2 195 145 188
Total provision for (recovery of) credit losses – Stage 3 1,216 1,153 934
Provision for (recovery of) credit losses

– Stage 1 and Stage 2 (performing)
Canadian Personal and Commercial

Banking
62 (26) 59
U.S. Retail (78) (29) 8
Wealth Management and Insurance – – –
Wholesale Banking 39 – 5
Corporate 2 (27) 11 (5)
Total provision for (recovery of) credit losses – Stage 1 and

Stage 2
(4) (44) 67
Total provision for (recovery of) credit losses $ 1,212 $ 1,109 $ 1,001
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance Service Expenses

Quarterly comparison – Q1 2025 vs. Q1 2024
Insurance service expenses for the quarter

were $1,507 million, an increase of $141

million, or 10%, compared with the first quarter

last year, primarily reflecting
increased claims severity.
Quarterly comparison – Q1 2025 vs. Q4 2024
Insurance service expenses for the quarter

decreased $857 million, or 36%, compared

with the prior quarter, primarily the result of estimated losses from
catastrophe claims of $1,020 million in

the prior quarter
, partially offset by increased claims severity.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q1 2025 vs. Q1 2024
Reported non-interest expenses were $8,070

million, relatively flat compared with

the first quarter last year, primarily reflecting higher governance and control
investments in the U.S. Retail and Corporate

segments, including costs for U.S. BSA/AML

remediation, higher employee-related

expenses, including higher
variable compensation commensurate

with higher revenues and the impact of the

compensation initiative whereby the Bank’s eligible

non-executive employees
received share compensation (the “TD Share

Compensation Initiative”), the impact of

foreign exchange translation, and higher

technology investment supporting
business growth, offset by the impact of the FDIC

special assessment charge in U.S. Retail

and restructuring charges in the first quarter

last year. On an adjusted
basis, non-interest expenses were $7,983

million, an increase of $858 million, or 12%.

As previously noted in the Bank’s 2024 MD&A,

as a result of the Bank’s
investments in governance and control and investments

supporting business growth, including employee-related

expenses, net of expected productivity

and
restructuring run-rate savings, the Bank expects

that adjusted expense growth for the 2025 fiscal

year will be in the range of 5-7%
5 . However, given the ramp up in
our governance and control investments over

the course of fiscal 2024, we expect elevated

expense growth in the second quarter

of fiscal year 2025 on a year-
over-year basis
5
.
By segment, reported non-interest expenses

reflect increases in Wealth Management and

Insurance of $126 million, in Canadian Personal

and Commercial
Banking of $102 million, and in Wholesale

Banking of $35 million, partially offset by decreases

in the Corporate segment of $144

million and in U.S. Retail of
$79 million.
The Bank’s reported efficiency ratio was 57.4%, compared

to 58.6% in the first quarter last year. The Bank’s adjusted efficiency ratio,

net of ISE was 59.0%,
compared with 57.4% in the first quarter last

year.
Quarterly comparison – Q1 2025 vs. Q4 2024
Reported non-interest expenses were relatively

flat, compared with the prior quarter, primarily reflecting higher employee-related expenses, including higher
variable compensation commensurate

with higher revenues and the impact of the

TD Share Compensation Initiative, offset by the prior

quarter provision for
indirect tax matters in the Corporate Segment,

and lower spend on legal and regulatory

fees, marketing, occupancy, and technology. Adjusted non-interest expenses increased $252 million, or 3%.
By segment, reported non-interest expenses

reflect increases in Wholesale Banking

of $199 million, in Wealth Management and

Insurance of $66 million, and
in U.S. Retail of $56 million, partially offset by

decreases in the Corporate segment of $285

million and in Canadian Personal and Commercial

Banking of
$16 million.
The Bank’s reported efficiency ratio was 57.4%, compared

with 51.9% in the prior quarter. The Bank’s adjusted efficiency ratio, net of ISE was 59.0%,
compared with 61.7% in the prior quarter.
5

The Bank’s expectations regarding expense growth are based on the Bank’s assumptions regarding certain factors, including risk

and control investments, employee-related expenses,
foreign exchange impact, gross-up of the retailer program partners’ share of PCL for the Bank’s U.S. strategic card portfolio (“SCP Impact”), and productivity and restructuring savings. In particular, in estimating its expense growth expectations, the Bank has assumed that the following three factors on the Bank’s fiscal 2025 adjusted expenses will be the same as the
Bank’s fiscal 2024 adjusted expenses: (i) variable compensation commensurate with higher revenue,

(ii) foreign exchange translation, and (iii) SCP Impact. For reference, in the first quarter of 2025, variable compensation commensurate with higher revenue and foreign exchange translation, in the aggregate, accounted for approximately one-third of the year-over-
year 12% increase in adjusted non-interest expenses, while the SCP Impact was not a significant driver of the increase.

The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including the accuracy of the Bank’s employee compensation and benefit expense forecasts, impact of business performance on variable compensation, inflation, the pace of productivity initiatives across the organization, and unexpected expenses such as legal matters. Refer to the “Risk Factors
That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 15
Income Taxes

The Bank’s effective income tax rate on a reported

basis was 21.4% for the current quarter, compared with 19.1%

in the first quarter last year and 13.4%

in the
prior quarter. The year-over-year increase primarily reflects the impact of lower tax-exempt dividend income,

taxes associated with Pillar Two legislation and
earnings mix. The quarter-over-quarter increase

primarily reflects the non-taxable gain from

the sale of Schwab shares in the prior quarter.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 22.2% for the current quarter, compared with 20.4% in

the first
quarter last year and 18.8% in the prior quarter. The year-over-year increase primarily reflects the impact of lower

tax-exempt dividend income, taxes associated
with Pillar Two legislation and earnings mix. The quarter-over-quarter increase primarily reflects taxes associated

with Pillar Two Legislation, the impact of higher
adjusted pre-tax income and earnings mix.
TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Income taxes at Canadian statutory income

tax rate

$ 906 27.8% $ 1,110 27.8% $ 920 27.7%
Increase (decrease) resulting from:
Dividends received (3) (0.1) (3) (0.1) (19) (0.6)
Rate differentials on international operations 1 (199) (6.1) (573) (14.3) (271) (8.2)
Other (6) (0.2) – – 4 0.2
Provision for income taxes and effective

income tax rate – reported
$ 698 21.4% $ 534 13.4% $ 634 19.1%
Total adjustments for items of note 264 161 238
Provision for income taxes and effective

income tax rate – adjusted
$ 962 22.2% $ 695 18.8% $ 872 20.4%
1

These amounts reflect tax credits as well as international earnings mix.
International Tax Reform – Pillar Two Global Minimum Tax
On December 20, 2021, the Organisation

for Economic Co-operation and Development

(OECD) published Pillar Two model rules as part of its

efforts toward
international tax reform. The Pillar Two model rules provide for the implementation of a 15% global

minimum tax for large multinational enterprises,

which is to be
applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation was enacted in Canada on

June 20, 2024 under Bill C-69, which includes

the
Global Minimum
Tax Act

addressing the Pillar Two model rules. Similar legislation

has passed in other jurisdictions in

which the Bank operates and will result in additional

taxes
being paid in these countries. The rules

were effective and implemented by the Bank on

November 1, 2024. The IASB previously issued

amendments to IAS 12
Income Taxes

for a temporary mandatory exception from

the recognition and disclosure of deferred

taxes related to the implementation of Pillar

Two model rules,
which the Bank has applied. For the three

months ended January 31, 2025, the Bank’s

effective tax rate increased by approximately 0.5%

due to Pillar Two taxes.
ECONOMIC SUMMARY AND OUTLOOK

The evolution of geopolitical and trade-related

risks maintains a high degree of uncertainty

on both the economic outlook and the inflation

trajectory. However,
absent a significant materialization of negative

risks, the global economy remains on

track for a solid growth performance

in calendar 2025. A moderate slowdown
in the U.S. expansion over the past year and

still-soft conditions in Canada, the E.U. and

the U.K., has helped to cool inflation and

enabled central banks to lower
interest rates. TD Economics expects future

interest rate reductions to be gradual,

as central banks assess how growth and inflation

respond.
The U.S. economy grew at a healthy 2.8%

average annual pace in calendar 2024

supported by resilient consumer spending and

strength in business
investment. Lower mortgage rates in the

spring and summer of 2024 delivered a late-year

boost to residential investment, although

a more recent backup in bond
yields is likely to slow the sector’s

momentum in the near term. With U.S.

domestic demand outpacing that of many

of its advanced economy peers, import

growth
continued to run ahead of exports, leading

to little growth support from international

trade.

Based on January 2025 data, the U.S. job

market has stabilized recently, with the unemployment rate at 4.0%,

up modestly from a year ago. This can be
characterized as a normalization following

tight conditions that persisted for longer than

expected after the pandemic. The U.S. economy

carries the markings of a
“soft landing” that has been allowing inflation

pressures to gradually drift lower. Accordingly, the U.S. central bank trimmed its policy rate by a full percentage point
from September to December 2024, before

pausing in January 2025.

At its January 2025 meeting, the Federal Reserve

indicated that further interest rate reductions

would require additional progress towards

achieving its inflation
mandate. TD Economics expects this condition

to be met by the summer of 2025,

opening the door for the federal funds rate

to be lowered to 3.75-4.00% by the
end of calendar 2025 – a level still on the restrictive

side. The potential for higher federal government

deficits and increased import tariffs represent

upside risks to
both inflation and interest rates, while a strong

U.S. dollar poses a downside risk.

After Canada’s economy slowed notably in calendar

2023, strong population gains and lower

interest rates lifted economic growth

in calendar 2024 to an
estimated 1.9% in real terms on a fourth quarter-over-fourth quarter basis. Population increases have

also contributed to labour force growth outpacing

job
creation, taking the unemployment rate higher

and cooling labour market conditions. The

unemployment rate was 6.6% in January 2025,

above its pre-pandemic
level, but still below its long-run average. Looking

ahead, TD Economics expects population

growth to slow sharply over the next few

years as the federal
government’s immigration policy changes restrict

immigration. The negative impact of

weaker population inflows on consumer spending

and housing activity is
likely to be more than offset by the boost to activity

from lower interest rates.

The risk of U.S. import tariffs on Canadian goods

has emerged as a major downside

risk to the Canadian economic outlook. Even

if tariffs are not as severe as
proposed, the uncertainty is likely to dampen

business investment in Canada.

No other major central bank has reduced interest

rates as aggressively as the Bank

of Canada in recent years. The Canadian

central bank lowered its overnight
rate further to 3.00% in January 2025,

two percentage points below its peak in

calendar 2024. TD Economics expects the

Bank of Canada to continue trimming
interest rates, reaching 2.25% by the

middle of calendar 2025. Historically-wide interest

rate differentials between Canada and the

U.S. – alongside concerns
around U.S. import tariffs – have weakened the

Canadian dollar. TD Economics expects the Canadian dollar

will trade in the 68 to 70 U.S. cent range over

the
next few quarters assuming major U.S. tariffs are

avoided.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities

are grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 16
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2024 MD&A, and Note

28 of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2024. Effective

the first quarter of 2025, certain U.S. governance

and control
investments, including costs for U.S. BSA/AML

remediation, previously reported

in the Corporate segment are now reported

in the U.S. Retail segment.
Comparative amounts have been reclassified

to conform with the presentation adopted

in the current period.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $15

million, compared with
$19 million in the prior quarter and $29 million

in the first quarter last year.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income $ 4,135 $ 4,058 $ 3,833
Non-interest income 1,014 1,006 1,051
Total revenue 5,149 5,064 4,884
Provision for (recovery of) credit losses –

impaired
459 456 364
Provision for (recovery of) credit losses –

performing
62 (26) 59
Total provision for (recovery of) credit losses 521 430 423
Non-interest expenses 2,086 2,102 1,984
Provision for (recovery of) income taxes 711 709 692
Net income $ 1,831 $ 1,823 $ 1,785
Selected volumes and ratios
Return on common equity 1 31.4% 32.0% 34.6%
Net interest margin (including on securitized

assets)
2 2.81 2.80 2.84
Efficiency ratio 40.5 41.5 40.6
Number of Canadian retail branches 1,063 1,060 1,062
Average number of full-time equivalent staff 27,422 27,930 29,271
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.
Quarterly comparison – Q1 2025 vs. Q1 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,831 million, an increase of $46

million, or 3%, compared with the first quarter

last
year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized

ROE for the quarter was 31.4%, compared

with 34.6% in
the first quarter last year.
Revenue for the quarter was $5,149 million, an

increase of $265 million, or 5%,

compared with the first quarter last year. Net interest income was
$4,135 million, an increase of $302 million, or

8%, primarily reflecting volume growth.

Average loan volumes increased $24 billion,

or 4%, reflecting 4% growth in
personal loans and 6% growth in business

loans. Average deposit volumes increased $25

billion, or 5%, reflecting 4% growth in personal

deposits and 7% growth
in business deposits. Net interest margin

was 2.81%, a decrease of 3 basis points

(bps), primarily due to changes to balance

sheet mix reflecting the transition of
Bankers’ Acceptances (BAs) to Canadian Overnight

Repo Rate Average (CORRA)-based loans.

Non-interest income was $1,014 million, a decrease

of
$37 million, or 4%, compared with the

first quarter last year, primarily reflecting lower fees due to the transition of BAs to CORRA-based loans in

the prior year, the
impact of which is offset in net interest income.
PCL for the quarter was $521 million, an increase

of $98 million compared with the first quarter

last year. PCL – impaired was $459 million, an increase of
$95 million, or 26%, reflecting credit

migration in the consumer and commercial

lending portfolios. PCL – performing was

$62 million, an increase of $3 million
compared to the prior year. The performing provisions this quarter were largely recorded in the commercial lending

portfolio reflecting policy and trade uncertainty
that could impact the economic trajectory and

credit performance, partially offset by an update

to the economic forecast. Total PCL as an annualized percentage of credit volume was 0.35%, an increase of

5 bps compared with the first quarter last

year.
Non-interest expenses for the quarter were $2,086

million, an increase of $102 million, or

5%, compared with the first quarter

last year, reflecting higher
technology spend, the impact of TD Share

Compensation Initiative,

and various other operating expenses.
The efficiency ratio for the quarter was 40.5%,

compared with 40.6% in the first quarter

last year.
Quarterly comparison – Q1 2025 vs. Q4 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,831 million, an increase of $8 million, relatively

flat compared with the prior
quarter, primarily reflecting higher revenue and lower non-interest expenses, partially offset by higher PCL. The annualized

ROE for the quarter was 31.4%,
compared with 32.0% in the prior quarter.
Revenue increased $85 million, or 2%, compared

with the prior quarter. Net interest income increased $77

million, or 2%, reflecting volume growth and higher
margins. Average loan volumes increased $6 billion,

or 1%, reflecting 1% growth in personal

loans and 2% growth in business loans.

Average deposit volumes
increased $8 billion, or 2%, reflecting 1%

growth in personal deposits and 3% growth

in business deposits. Net interest margin

was 2.81%, an increase of 1 basis
point, primarily driven by changes to balance

sheet mix. As we look forward to Q2, while

many factors can impact margins, including

the impact of any further Bank
of Canada rate cuts, competitive market dynamics,

and deposit reinvestment rates and

maturity profiles, we expect NIM to be relatively

stable
6 . Non-interest
income increased $8 million, or 1% compared

with the prior quarter.
6
The Bank’s Q2 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate cuts, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect Future
Results” section of the Bank’s 2024 MD&A and the first quarter 2025 MD&A.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 17
PCL for the quarter was $521 million, an increase

of $91 million compared with the prior

quarter. PCL – impaired was $459 million, an increase of

$3 million, or
1%, reflecting credit migration in the consumer

lending portfolios largely offset by lower

provisions in the commercial lending portfolio.

PCL – performing was a
build of $62 million, compared with a recovery

of $26 million in the prior quarter. The performing provisions this quarter were largely recorded in the commercial
lending portfolio reflecting policy and trade

uncertainty that could impact the economic

trajectory and credit performance, partially offset by

an update to the
economic forecast. Total PCL as an annualized percentage of credit volume was 0.35%, an increase of 5 bps compared

with the prior quarter.
Non-interest expenses decreased $16 million,

or 1% compared with the prior quarter.

The efficiency ratio was 40.5%, compared with 41.5%

in the prior quarter.
U.S. Retail
Update on U.S. Balance Sheet Restructuring

Activities
The Bank continued to focus on executing

the balance sheet restructuring activities

disclosed in the 2024 MD&A to help ensure

we can continue to support
customers’ financial needs in the U.S. while

not exceeding the limitation on the

combined total assets of TD Bank, N.A. and

TD Bank USA, N.A. (the “U.S. Bank”).
As previously disclosed, the Bank expects

to reposition its U.S. investment portfolio by

selling up to US$50 billion of lower yielding investment

securities and
reinvesting the proceeds into a similar composition

of assets but yielding higher rates.

During the first quarter, the Bank sold approximately US$13.1 billion of
bonds. In the aggregate, since the announcement

of the U.S. balance sheet restructuring

activities on October 10, 2024, through

January 31, 2025, the Bank has
sold approximately US$15.9 billion of bonds

from its U.S. investment portfolio for an

aggregate loss of US$875 million pre-tax

and US$657 million after-tax.
Between February 1, 2025, through February

26, 2025, the Bank sold an additional

US$3.1 billion of bonds, resulting in a loss of

US$197 million pre-tax and
US$148 million after-tax. The Bank expects

to complete its investment portfolio repositioning

no later than the first half of calendar 2025

and expects the net
interest income benefit from these sales

to be at the upper end of the previously disclosed

range of US$300 million to US$500 million pre-tax

in fiscal 2025
7
.

In addition, the Bank continues to target reducing

the U.S. Bank’s assets by approximately 10%

from the asset level as of September 30, 2024,

largely by selling
or winding down certain non-scalable or non-core

U.S. loan portfolios that do not align

with the U.S. Retail segment’s focused strategy

or have lower returns on
investment such as the correspondent lending,

residential jumbo mortgage, export

and import lending, and commercial

auto dealer portfolios. This reduction in
assets combined with natural balance sheet

run-off, is expected to be largely complete by

the end of fiscal 2025 and reduce net interest

income in the U.S. Retail
segment by approximately US$200 million

to US$225 million pre-tax in fiscal 2025
8 .
This quarter, the Bank used proceeds from investment maturities,

plus cash on hand, to pay down US$25

billion of short-term borrowings.

In addition, loans were
reduced by US$2 billion, reflecting loan run-off and

some loan sales in certain non-scalable and

non-core U.S. loan portfolios. Accordingly, as of January 31, 2025, the combined total assets of the U.S. Bank

were US$402 billion. In the aggregate, total

losses associated with the Bank’s U.S. balance

sheet restructuring
activities from October 10, 2024 through

January 31, 2025 are US$878 million pre-tax

and US$659 million after-tax. In total, the

Bank’s collective balance sheet
restructuring actions are expected to result

in a loss up to US$1.5 billion after-tax, and impact

capital as executed
7
,8
.
Subsequent to quarter end, the Bank reached

an agreement to sell approximately US$9

billion of certain U.S. residential mortgage loans

(correspondent lending
loans), which is expected to result in

a recognition of a pre-tax loss of approximately

US$600 million in the second quarter of

2025
8
.
7

The amount of bonds that the Bank sells and the timing of such sales, are subject to market conditions and other factors. Accordingly, the expected loss incurred as well as the expected amount of net interest income benefit, are subject to risk and uncertainties and are based on assumptions regarding the timing of when such bonds are sold, the interest rates at the time of sale as well as other market factors and conditions which are not entirely within the Bank’s control.
8

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when such assets are sold or wound down. The Bank’s ability to successfully dispose of the assets is subject to inherent risks and uncertainty and there is no guarantee that the

Bank will be able to sell the assets in the timeline outlined or achieve the purchase price which it currently expects. The ability to sell the assets will depend on market factors and conditions and any sale will likely be subject to customary closing terms and
conditions which could involve regulatory approvals which are not entirely within the Bank’s control.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 18
TABLE 12: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended
January 31 October 31 January 31
Canadian Dollars 2025 2024 2024
Net interest income $

3,064
$

2,924
$

2,899
Non-interest income (loss) – reported (282)

287

604
Non-interest income – adjusted
1,2

645

598

604
Total revenue – reported

2,782

3,211

3,503
Total revenue – adjusted 1,2

3,709

3,522

3,503
Provision for (recovery of) credit losses –

impaired

529

418

377
Provision for (recovery of) credit losses –

performing
(78) (29)

8
Total provision for (recovery of) credit losses

451

389

385
Non-interest expenses – reported

2,380

2,324

2,459
Non-interest expenses – adjusted 1,3

2,380

2,344

2,048
Provision for (recovery of) income taxes – reported (192) (50) (17)
Provision for (recovery of) income taxes – adjusted 1

39

9

84
U.S. Retail Bank net income – reported

143

548

676
U.S. Retail Bank net income – adjusted 1

839

780

986
Share of net income from investment in

Schwab
4,5

199

154

194
Net income – reported $

342
$

702
$

870
Net income – adjusted
1

1,038

934

1,180
U.S. Dollars
Net interest income $

2,160
$

2,141
$

2,141
Non-interest income (loss) – reported (198)

212

446
Non-interest income – adjusted
1,2

454

438

446
Total revenue – reported

1,962

2,353

2,587
Total revenue – adjusted 1,2

2,614

2,579

2,587
Provision for (recovery of) credit losses –

impaired

371

306

279
Provision for (recovery of) credit losses –

performing
(53) (21)

6
Total provision for (recovery of) credit losses

318

285

285
Non-interest expenses – reported

1,675

1,703

1,815
Non-interest expenses – adjusted 1,3

1,675

1,717

1,515
Provision for (recovery of) income taxes – reported (136) (37) (12)
Provision for (recovery of) income taxes – adjusted 1

27

6

62
U.S. Retail Bank net income – reported

105

402

499
U.S. Retail Bank net income – adjusted 1

594

571

725
Share of net income from investment in

Schwab
4,5

142

114

144
Net income – reported $

247
$

516
$

643
Net income – adjusted
1

736

685

869
Selected volumes and ratios
Return on common equity – reported 6

2.9
%

6.2
%

8.1
%
Return on common equity – adjusted
1,6

8.6

8.2

11.0
Net interest margin 1,7

2.86

2.77

3.03
Efficiency ratio – reported

85.4

72.4

70.2
Efficiency ratio – adjusted 1

64.1

66.6

58.6
Assets under administration (billions of U.S.

dollars)
8
$

43
$

43
$

40
Assets under management (billions of U.S.

dollars)
8

9

8

7
Number of U.S. retail stores

1,134

1,132

1,176
Average number of full-time equivalent staff

28,276

27,802

27,985
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest income excludes the following item of note:
i.

U.S. balance sheet restructuring – Q1 2025: $927 million or US$652 million ($696 million or US$489 million after tax), Q4 2024:

$311 million or US$226 million ($234 million or
US$170 million after tax).
3

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – Q4 2024: ($72) million or US($52) million (($54) million or US($39) million after tax), Q1

2024: $411 million or US$300 million ($310 million

or
US$226 million after tax); and
ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program –

Q4 2024: $52 million or US$38 million (before and after tax).
4
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s first quarter 2025 Interim Consolidated Financial Statements for further details.
5
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

6
Capital allocated to the business segment was 11.5% CET1

Capital.
7
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance.

In addition, the value of tax-exempt interest income is
adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Management believes this calculation better reflects segment performance.
8 For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2025 vs. Q1 2024
U.S. Retail reported net income for the quarter

was $342 million (US$247 million), a decrease

of $528 million (US$396 million), or 61%

(62% in U.S. dollars),
compared with the first quarter last year. On an adjusted

basis, net income for the quarter was

$1,038 million (US$736 million), a decrease

of $142 million
(US$133 million), or 12% (15% in U.S. dollars).

The reported and adjusted annualized ROE

for the quarter were 2.9% and 8.6%, respectively, compared

with 8.1%
and 11.0%, respectively, in the first quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income for the

quarter from the
Bank’s investment in Schwab was $199 million (US$142

million), an increase of $5 million (a decrease

of US$2 million), or 3% (a decrease of 1%

in U.S. dollars),
compared with the first quarter last year.
U.S. Retail Bank reported net income

was $143 million (US$105 million), a decrease

of $533 million (US$394 million), or 79%

(79% in U.S. dollars), compared
with the first quarter last year, primarily reflecting the impact of U.S. balance sheet restructuring activities,

higher governance and control investments,

including
costs for U.S. BSA/AML remediation,

and higher PCL, partially offset by the impact of

the FDIC special assessment charge in

the first quarter last year. U.S. Retail

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 19
Bank adjusted net income was $839 million

(US$594 million), a decrease of $147

million (US$131 million), or 15% (18% in

U.S. dollars), compared with the first
quarter last year, reflecting higher governance and control

investments, including costs for U.S. BSA/AML

remediation and higher PCL, partially offset by higher
revenue.
Reported revenue for the quarter was US$1,962

million, a decrease of US$625 million, or 24%,

compared with the first quarter last year. On an adjusted basis, revenue for the quarter was US$2,614

million, an increase of US$27 million, or 1%.

Net interest income of US$2,160 million, increased

US$19 million, or 1%,
driven by higher deposit margins and

the impact of U.S. balance sheet restructuring activities.

Net interest margin of 2.86% decreased

17 bps due to maintaining
elevated liquidity levels (which negatively

impacted net interest margin by 19 bps),

partially offset by the impact of U.S. balance sheet

restructuring activities, and
higher deposit margins. Reported non-interest

income (loss) was US($198) million, a

decrease of US$644 million, compared

with the first quarter last year,
reflecting the impact of U.S. balance

sheet restructuring activities, partially offset by higher

fee revenue. On an adjusted basis, non-interest

income of
US$454 million increased US$8 million, or

2%, compared with the first quarter last

year, reflecting higher fee revenue.
Average loan volumes increased US$2 billion,

or 1%, compared with the first quarter last

year. Personal loans increased 3%, reflecting solid mortgage and auto
originations, and business loans decreased

1%. Excluding the impact of the loan portfolios

identified for sale or run-off under our U.S. balance

sheet restructuring
program, average loan volumes increased

US$5 billion, or 3%
9,10
. Average deposit volumes decreased US$10 billion,

or 3%, reflecting a 11% decrease in sweep
deposits and a 4% decrease in business deposits,

partially offset by a 3% increase in personal

deposit volumes. Excluding sweep deposits,

average deposits were
flat.
Assets under administration (AUA) were

US$43 billion as of January 31, 2025, an increase

of US$3 billion, or 8%, compared with the first

quarter last year,
reflecting net asset growth. Assets under

management (AUM) were US$9 billion

as of January 31, 2025, an increase of

US$2 billion, or 29%, compared with the
first quarter last year.
PCL for the quarter was US$318 million,

an increase of US$33 million compared

with the first quarter last year. PCL – impaired was US$371 million,

an
increase of US$92 million, or 33%, largely

reflecting credit migration in the commercial

lending portfolio, and the adoption impact

of a model update in the U.S.
Cards portfolio. PCL – performing was a recovery

of US$53 million, compared with a build

of US$6 million in the prior year. The performing recovery

this quarter
was largely recorded in the consumer lending

portfolios, reflecting the adoption impact

of a model update in the U.S. Cards portfolio,

partially offset by a build in
the commercial lending portfolio related

to policy and trade uncertainty that could

impact the economic trajectory and

credit performance. U.S. Retail PCL including
only the Bank’s share of PCL in the U.S. strategic

cards portfolio, as an annualized percentage

of credit volume was 0.67%, an increase

of 6 bps, compared with
the first quarter last year.
Effective the first quarter of 2025, U.S. Retail segment

non-interest expenses include certain U.S.

governance and control investments, including

costs for U.S.
BSA/AML remediation which were previously

reported in the Corporate segment.

Comparative amounts have been reclassified

to conform with the presentation
adopted in the current period.

Reported non-interest expenses for the quarter

were US$1,675 million, a decrease of

US$140 million, or 8%, compared to the

first
quarter last year, reflecting the impact of the FDIC special assessment charge in the first quarter last year, partially offset by higher governance and control
investments including costs of US$86

million for U.S. BSA/AML remediation, and

higher operating expenses. Our governance

and control investments in this
quarter were higher compared to the first

quarter last year as remediation efforts progressed

over this period and we expect this year-over-year

trend to continue
into the second quarter of 2025
11
. On an adjusted basis, non-interest expenses

increased US$160 million, or 11%, reflecting higher governance and control
investments including costs for U.S.

BSA/AML remediation, and higher operating

expenses.
The reported and adjusted efficiency ratios for

the quarter were 85.4% and 64.1%, respectively, compared with 70.2%

and 58.6%, respectively, in the first
quarter last year.
Quarterly comparison – Q1 2025 vs. Q4 2024
U.S. Retail reported net income was $342

million (US$247 million), a decrease of $360

million (US$269 million), or 51% (52% in U.S. dollars),

compared with the
prior quarter. On an adjusted basis, net income for the

quarter was $1,038 million (US$736 million),

an increase of $104 million (US$51 million), or

11% (7% in
U.S. dollars). The reported and adjusted annualized

ROE for the quarter were 2.9% and 8.6%,

respectively, compared with 6.2% and 8.2%, respectively, in the prior quarter.

The contribution from Schwab of $199

million (US$142 million) increased $45

million (US$28 million), or 29% (25%

in U.S. dollars), compared with the prior
quarter.

U.S. Retail Bank reported net income

was $143 million (US$105 million), a decrease

of $405 million (US$297 million), or 74%

(74% in U.S. dollars) compared
with the prior quarter, primarily reflecting the impact of

U.S. balance sheet restructuring activities, higher

PCL, and the expense recovery of the FDIC

special
assessment charge in the prior quarter, partially offset by the impact of the charges for the global resolution of

the investigations into the Bank’s U.S. BSA/AML
program in the prior quarter. U.S. Retail Bank adjusted net

income was $839 million (US$594

million), an increase of $59 million (US$23 million),

or 8% (4% in
U.S. dollars), compared to the prior quarter, primarily reflecting higher revenue, partially offset by higher non-interest

expenses (lower in U.S. dollars) and higher
PCL.

Reported revenue was US$1,962 million,

a decrease US$391 million, or 17%,

compared with the prior quarter. Net interest income of US$2,160 million
increased US$19 million, or 1%, reflecting the

impact of U.S. balance sheet restructuring activities,

partially offset by lower deposit margins. Net

interest margin of
2.86% increased 9 bps, compared with the

prior quarter, due to impact of U.S. balance sheet restructuring activities and normalization of liquidity levels

(which
positively impacted net interest margin by

5 bps), partially offset by lower deposit margins.

Net Interest Margin in the second quarter

is expected to deliver
substantial expansion,

reflecting ongoing U.S. balance sheet

restructuring activities and further normalization

of our elevated liquidity levels
12 . Reported non-
interest income (loss) was US($198)

million, compared with reported non-interest income

of US$212 million in the prior quarter, reflecting the impact of U.S.
balance sheet restructuring activities. On

an adjusted basis, non-interest income of

US$454 million increased US$16 million,

or 4%, compared with the prior
quarter, reflecting higher fee revenue.
Average loan volumes were relatively flat, compared

with the prior quarter, reflecting a 1% decrease in business loans, offset by a 1% increase in personal
loans. Excluding the impact of the loan portfolios

identified for sale or run-off under our U.S. balance

sheet restructuring program, average loan

volumes were
9

Loan portfolios identified for sale or run-off include correspondent lending, residential jumbo mortgage,

export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q1 2025 average loan volumes: US$192 billion (Q4 2024: US$193 billion; Q1 2024: US$191 billion).

Q1 2025 average loan volumes of loan portfolios identified for sale or run-
off: US$22 billion (Q4 2024: US$23 billion; Q1 2024: US$25 billion). Q1 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$170 billion (Q4 2024:
US$170 billion; Q1 2024: US$166 billion).
10

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures”

in the “How We Performed” section of this
document.
11

Expense estimates are subject to inherent risks and uncertainties and may vary based on the Bank’s ability to successfully execute against its projects or programs in accordance with its plans, including its ability to successfully execute against the U.S. BSA/AML remediation program. As well, expense estimates may vary if the scope of work in the U.S.

BSA/AML
remediation plan changes as a result of additional findings that are identified as work progresses.
12

The Bank’s Q2 2025 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of this document.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 20
flat
9
,10
. Average deposit volumes increased US$3

billion, or 1%, compared with the prior

quarter, reflecting a 1% increase in personal deposits and

a 3% increase
in sweep deposits, partially offset by a 1% decrease

in business deposits.
AUA were US$43 billion as of January 31,

2025, flat compared with the prior quarter. AUM were US$9

billion, an increase of $1 billion, or 13%,

compared with
the prior quarter.
PCL for the quarter was US$318 million,

an increase of US$33 million compared

with the prior quarter. PCL – impaired was US$371 million, an increase of
US$65 million, or 21%, largely reflected

in the U.S. Cards portfolio, related

to the adoption impact of a model update, and

typical seasonal trends. PCL –
performing was a recovery of US$53

million, compared with a recovery of US$21

million in the prior quarter. The performing recovery this quarter was largely
recorded in the consumer lending portfolios, reflecting

the adoption impact of a model update in

the U.S. Cards portfolio, partially offset by a build

in the
commercial lending portfolio related to policy

and trade uncertainty that could impact the

economic trajectory and credit performance.

U.S. Retail PCL including
only the Bank’s share of PCL in the U.S. strategic

cards portfolio, as an annualized percentage

of credit volume was 0.67%, an increase

of 7 bps, compared with
the prior quarter.
Reported non-interest expenses for the quarter

were US$1,675 million, a decrease of US$28

million, or 2%, compared with the prior quarter, largely reflecting lower legal and regulatory expenses, partially

offset by higher operating expenses. On an adjusted

basis, non-interest expenses decreased

US$42 million, or 2%.
The reported and adjusted efficiency ratios for

the quarter were 85.4% and 64.1%, respectively, compared with 72.4%

and 66.6%, respectively, in the prior
quarter.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates

and Joint Ventures of the Bank’s first quarter 2025

Interim Consolidated Financial Statements

for further information on
Schwab.
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income $ 369 $ 321 $ 285
Non-interest income
1
3,229 3,616 2,850
Total revenue 3,598 3,937 3,135
Provision for (recovery of) credit losses –

impaired
– – –
Provision for (recovery of) credit losses –

performing
– – –
Total provision for (recovery of) credit losses – – –
Insurance service expenses
2
1,507 2,364 1,366
Non-interest expenses 1,173 1,107 1,047
Provision for (recovery of) income taxes 238 117 167
Net income $ 680 $ 349 $ 555
Selected volumes and ratios
Return on common equity 42.7% 22.5% 37.5%
Return on common equity – Wealth Management
3
61.9 56.6 44.5
Return on common equity – Insurance 21.9 (13.1) 29.3
Efficiency ratio 32.6 28.1 33.4
Efficiency ratio, net of ISE
4
56.1 70.4 59.2
Assets under administration (billions of Canadian

dollars)
5 $ 687 $ 651 $ 576
Assets under management (billions of Canadian

dollars)
556 530 479
Average number of full-time equivalent staff 15,059 14,939 15,386
1

Includes recoveries from reinsurers for catastrophe claims – Q1 2025: nil, Q4 2024: $718 million, Q1 2024: nil.
2

Includes estimated losses related to catastrophe claims – Q1 2025: nil, Q4 2024: $1,020 million, Q1 2024: $10 million.
3

Capital allocated to the business was 11.5% CET1 Capital.
4

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q1 2025: $2,091

million, Q4 2024: $1,573 million,
Q1 2024: $1,769 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section and the
Glossary of this document for additional information about this metric.
5 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q1 2025 vs. Q1 2024
Wealth Management and Insurance net income

for the quarter was $680 million, an increase

of $125 million, or 23%,

compared with the first quarter last year,
reflecting Wealth Management net income of

$512 million, an increase of $157 million, or

44%, compared with the first quarter last

year, and Insurance net income
of $168 million, a decrease of $32 million, or 16%,

compared with the first quarter last year. The annualized

ROE for the quarter was 42.7%, compared

with 37.5%
in the first quarter last year. Wealth Management annualized ROE for the quarter was 61.9%, compared

with 44.5% in the first quarter last year, and Insurance
annualized ROE for the quarter was 21.9%

compared with 29.3% in the first quarter

last year.
Revenue for the quarter was $3,598

million, an increase of $463

million, or 15%, compared with the first quarter

last year. Non-interest income was
$3,229 million, an increase of $379 million, or

13%, reflecting higher insurance

premiums, fee-based revenue, and transaction

revenue. Net interest income was
$369 million, an increase of $84 million, or 29%,

compared with the first quarter last year, reflecting higher deposit margins and volume growth.

AUA were $687 billion as at January 31, 2025,

an increase of $111 billion, or 19%, and AUM were $556 billion as at January 31, 2025, an increase of
$77 billion, or 16%, compared with the

first quarter last year, both reflecting market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,507 million, an increase of $141

million, or 10%, compared with the first quarter

last year, primarily reflecting
increased claims severity.
Non-interest expenses for the quarter were $1,173

million, an increase of $126 million, or

12%, compared with the first quarter last year, reflecting

higher
variable compensation,

higher spend supporting business growth initiatives

from technology costs and employee-related

expenses including the impact of TD
Share Compensation Initiative.
The efficiency ratio for the quarter was 32.6%,

compared with 33.4% in the first quarter

last year. The efficiency ratio, net of ISE for the quarter was

56.1%,
compared with 59.2% in the first quarter last

year.

Quarterly comparison – Q1 2025 vs. Q4 2024
Wealth Management and Insurance net income

for the quarter was $680 million, an increase

of $331 million, or 95%, compared

with the prior quarter, reflecting
Wealth Management net income of $512 million,

an increase of $64 million, or 14%, compared

with the prior quarter, and Insurance net income of $168

million, an
increase of $267 million, compared with a loss

of $99 million in the prior quarter. The annualized ROE

for the quarter was 42.7%, compared with

22.5% in the prior

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 21
quarter. Wealth Management annualized ROE for the quarter was

61.9%, compared with 56.6% in the prior

quarter, and Insurance annualized ROE for the quarter
was 21.9% compared with -13.1% in the

prior quarter.
Revenue decreased $339

million, or 9%, compared with the prior quarter, primarily as a result of reinsurance recoveries for

catastrophe claims in the prior
quarter of $718 million. Non-interest income

decreased $387

million, or 11%, reflecting lower reinsurance recoveries for catastrophe claims, partially offset by
lower costs of reinsurance reinstatement

premiums, higher fee-based revenue,

transaction

revenue and insurance premiums. Net

interest income increased
$48 million, or 15%, reflecting higher deposit

volumes and margins.
AUA increased $36 billion, or 6%, and AUM

increased $26

billion, or 5%, compared with the prior

quarter, both reflecting market appreciation and net asset
growth.
Insurance service expenses for the quarter

decreased $857 million, or 36%, compared

with the prior quarter, primarily the result of estimated losses from
catastrophe claims of $1,020 million in

the prior quarter, partially offset by increased claims severity.
Non-interest expenses increased $66 million,

or 6%, compared with the prior quarter, primarily reflecting higher employee-related expenses including

the impact
of TD Share Compensation Initiative

and higher variable compensation.
The efficiency ratio for the quarter was 32.6%,

compared with 28.1% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 56.1%, compared
with 70.4% in the prior quarter.
TABLE 14: WHOLESALE BANKING
1
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net interest income (loss) (TEB) $ (107) $ 221 $ 198
Non-interest income 2,107 1,550 1,582
Total revenue 2,000 1,771 1,780
Provision for (recovery of) credit losses –

impaired
33 134 5
Provision for (recovery of) credit losses –

performing
39 – 5
Total provision for (recovery of) credit losses 72 134 10
Non-interest expenses – reported 1,535 1,336 1,500
Non-interest expenses – adjusted 1,2 1,483 1,254 1,383
Provision for (recovery of) income taxes

(TEB) – reported
94 66 65
Provision for (recovery of) income taxes

(TEB) – adjusted
1 105 84 89
Net income – reported $ 299 $ 235 $ 205
Net income – adjusted 1 340 299 298
Selected volumes and ratios
Trading-related revenue (TEB)
3
$ 904 $ 633 $ 730
Average gross lending portfolio (billions of Canadian

dollars)
4 100.9 97.0 96.2
Return on common equity – reported 5 7.3% 5.9% 5.3%
Return on common equity – adjusted 1,5 8.3 7.5 7.6
Efficiency ratio – reported 76.8 75.4 84.3
Efficiency ratio – adjusted 1 74.2 70.8 77.7
Average number of full-time equivalent staff 6,919 6,975 7,100
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q1 2025: $52 million ($41 million after tax), Q4 2024: $82 million
($64 million after tax), Q1 2024: $117 million ($93 million after tax).
3

Includes net interest income (loss) TEB of ($404) million, Q4 2024: ($149) million, Q1 2024: ($54) million, and trading income (loss) of $1,308 million,

Q4 2024: $782 million, Q1 2024:
$784 million. Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q1 2025 vs. Q1 2024
Wholesale Banking reported net income for

the quarter was $299 million, an increase

of $94 million, or 46%, compared with the

first quarter last year, primarily
reflecting higher revenues, partially offset by higher

PCL and non-interest expenses. On an

adjusted basis, net income was $340

million, an increase of
$42 million, or 14%, compared with the

first quarter last year.
Revenue for the quarter was $2,000 million, an

increase of $220 million, or 12%,

compared with the first quarter last year. Higher revenue

primarily reflects
higher trading-related revenue and underwriting

fees.
PCL for the quarter was $72 million, an increase

of $62 million compared with the first quarter

last year. PCL – impaired was $33 million, an increase of
$28 million compared with the prior year, primarily reflecting a few new impairments. PCL – performing

was $39

million, an increase of $34 million compared

to the
prior year. The performing build this quarter reflects policy and trade uncertainty that could impact the economic

trajectory and credit performance.
Reported non-interest expenses for the quarter

were $1,535 million, an increase of $35

million, or 2%, compared with the first quarter

last year, primarily
reflecting higher variable compensation

commensurate with higher revenues, higher

front office and technology costs.

The higher non-interest expenses are
partially offset by the impact of a provision related

to the U.S. record keeping and trading regulatory

matters recorded in the same quarter last year

and lower
acquisition and integration-related costs. On

an adjusted basis, non-interest expenses

were $1,483 million, an increase of $100 million,

or 7%.
Quarterly comparison – Q1 2025 vs. Q4 2024
Wholesale Banking reported net income for

the quarter was $299 million, an increase

of $64 million, or 27%, compared with the prior

quarter, primarily reflecting
higher revenues and lower PCL, partially offset

by higher non-interest expenses. On an adjusted

basis, net income was $340 million, an increase

of $41 million, or
14%.
Revenue for the quarter increased $229 million,

or 13%, compared with the prior quarter. Higher revenue

primarily reflects higher trading-related

revenue.
PCL for the quarter was $72 million, a decrease

of $62 million compared with the prior quarter. PCL – impaired was $33 million, a decrease of $101 million, due
to higher impairments in the prior period.

PCL – performing was $39 million,

an increase of $39 million. The performing

build this quarter reflects policy and trade
uncertainty that could impact the economic

trajectory and credit performance.

Reported non-interest expenses for the quarter

increased $199 million, or 15%, compared

with the prior quarter, primarily reflecting higher variable compensation commensurate with higher

revenues, partially offset by lower acquisition

and integration-related costs. On an adjusted

basis, non-interest expenses
increased $229 million, or 18%.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 22
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Net income (loss) – reported $ (359) $ 526 $ (591)
Adjustments for items of note
Amortization of acquired intangibles 61 60 94
Acquisition and integration charges related

to the Schwab transaction
– 35 32
Share of restructuring and other charges

from investment in Schwab
– – 49
Restructuring charges – – 291
Impact from the terminated FHN acquisition-related

capital hedging strategy
54 59 57
Gain on sale of Schwab shares – (1,022) –
Indirect tax matters – 226 –
Less: impact of income taxes 22 84 113
Net income (loss) – adjusted 1 $ (266) $ (200) $ (181)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses
2
$ (370) $ (389) $ (217)
Other 104 189 36
Net income (loss) – adjusted 1 $ (266) $ (200) $ (181)
Selected volumes
Average number of full-time equivalent staff 22,748 22,826 23,437
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q1 2025 vs. Q1 2024

Corporate segment’s reported net loss for the quarter

was $359 million, compared with a reported

net loss of $591 million in the first quarter

last year. The lower
net loss primarily reflects the impacts of

prior year restructuring charges,

share of restructuring charges from investment

in Schwab and higher revenue from
treasury and balance sheet activities in the

current quarter. Net corporate expenses increased $153

million compared to the prior year, primarily reflecting higher governance and control costs, pension and

benefit related costs. The adjusted net

loss for the quarter was $266 million,

compared with an adjusted net loss of
$181 million in the first quarter last year.

Quarterly comparison – Q1 2025 vs. Q4 2024

Corporate segment’s reported net loss for the quarter

was $359 million, compared with a reported

net income of $526 million in the prior quarter. The quarter-over-
quarter decrease primarily reflects the impacts

of prior quarter gain on sale of Schwab

shares, partially offset by the provision for indirect

tax matters. Net
corporate expenses decreased $19 million

compared to the prior quarter. The adjusted net loss

for the quarter was $266 million, compared with an

adjusted net
loss of $200 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 23
QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2025 2024 2023
Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30
Net interest income $ 7,866 $ 7,940 $ 7,579 $ 7,465 $ 7,488 $ 7,494 $ 7,289 $ 7,428
Non-interest income 6,183 7,574 6,597 6,354 6,226 5,684 5,625 4,969
Total revenue 14,049 15,514 14,176 13,819 13,714 13,178 12,914 12,397
Provision for (recovery of) credit losses 1,212 1,109 1,072 1,071 1,001 878 766 599
Insurance service expenses 1,507 2,364 1,669 1,248 1,366 1,346 1,386 1,118
Non-interest expenses 8,070 8,050 11,012 8,401 8,030 7,628 7,359 6,756
Provision for (recovery of) income taxes 698 534 794 729 634 616 704 859
Share of net income from investment in Schwab 231 178 190 194 141 156 182 241
Net income (loss) – reported 2,793 3,635 (181) 2,564 2,824 2,866 2,881 3,306
Pre-tax adjustments for items of note
1

Amortization of acquired intangibles 61 60 64 72 94 92 88 79
Acquisition and integration charges related to the

Schwab transaction – 35 21 21 32 31 54 30
Share of restructuring and other charges from

investment in Schwab – – – – 49 35 – –
Restructuring charges – – 110 165 291 363 – –
Acquisition and integration-related charges 52 82 78 102 117 197 143 73
Charges related to the terminated FHN acquisition 2 – – – – – – 84 154
Payment related to the termination of the

FHN transaction 2 – – – – – – 306 –
Impact from the terminated FHN acquisition-related
capital hedging strategy 54 59 62 64 57 64 177 134
Impact of retroactive tax legislation on payment card

clearing services 3 – – – – – – 57 –
Gain on sale of Schwab shares – (1,022) – – – – – –
U.S. balance sheet restructuring 927 311 – – – – – –
Indirect tax matters – 226 – – – – – –
Civil matter provision/Litigation settlement 2,3 – – – 274 – – – 39
FDIC special assessment

– (72) – 103 411 – – –
Global resolution of the investigations into the
Bank’s U.S. BSA/AML program – 52 3,566 615 – – – –
Total pre-tax adjustments

for items of note
1 1,094 (269) 3,901 1,416 1,051 782 909 509
Less: Impact of income taxes 264 161 74 191 238 163 141 108
Net income – adjusted 1 3,623 3,205 3,646 3,789 3,637 3,485 3,649 3,707
Preferred dividends and distributions on other

equity instruments 86 193 69 190 74 196 74 210
Net income available to common

shareholders – adjusted 1 $ 3,537 $ 3,012 $ 3,577 $ 3,599 $ 3,563 $ 3,289 $ 3,575 $ 3,497

(Canadian dollars, except as noted)

Basic earnings (loss) per share

Reported

$ 1.55 $ 1.97 $ (0.14) $ 1.35 $ 1.55 $ 1.48 $ 1.53 $ 1.69
Adjusted
1
2.02 1.72 2.05 2.04 2.01 1.82 1.95 1.91
Diluted earnings (loss) per share

Reported

1.55 1.97 (0.14) 1.35 1.55 1.48 1.53 1.69
Adjusted
1
2.02 1.72 2.05 2.04 2.00 1.82 1.95 1.91
Return on common equity – reported 10.1% 13.4% (1.0) % 9.5% 10.9% 10.5% 10.8% 12.4%
Return on common equity – adjusted 1 13.2 11.7 14.1 14.5 14.1 12.9 13.8 14.0

(billions of Canadian dollars, except as noted)

Average total assets $ 2,063 $ 2,035 $ 1,968 $ 1,938 $ 1,934 $ 1,910 $ 1,898 $ 1,944
Average interest-earning assets
4
1,883 1,835 1,778 1,754 1,729 1,715 1,716 1,728
Net interest margin – reported 1.66% 1.72% 1.70% 1.73% 1.72% 1.73% 1.69% 1.76%
Net interest margin – adjusted
1
1.67 1.74 1.71 1.75 1.74 1.75 1.70 1.81
1

For explanations of items of note, refer to the “Significant and Subsequent Events”

and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the
“How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated FHN acquisition, reported in the U.S. Retail segment;
ii.

Payment related to the termination of the FHN transaction, reported in the Corporate segment; and
iii.

Civil matter provision/Litigation settlement in respect of a civil matter, reported in the Corporate segment.
3

Adjusted non-interest income excludes the following items of note:
i.

Impact of retroactive tax legislation on payment card clearing services, reported in the Corporate segment; and
ii.

Stanford litigation settlement reflects the foreign exchange loss, reported in the Corporate segment.
4

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 24
BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

January 31, 2025 October 31, 2024
Assets
Cash and Interest-bearing deposits

with banks
$ 142,992 $ 176,367
Trading loans, securities, and other 198,855 175,770
Non-trading financial assets at fair value through

profit or loss
6,810 5,869
Derivatives 83,885 78,061
Financial assets designated at fair value through

profit or loss
6,299 6,417
Financial assets at fair value through other

comprehensive income
108,691 93,897
Debt securities at amortized cost, net of allowance

for credit losses
255,743 271,615
Securities purchased under reverse repurchase

agreements
222,119 208,217
Loans, net of allowance for loan losses 965,312 949,549
Investment in Schwab 9,242 9,024
Other 93,606 86,965
Total assets $ 2,093,554 $ 2,061,751
Liabilities
Trading deposits $ 27,198 $ 30,412
Derivatives 75,017 68,368
Financial liabilities designated at fair value

through profit or loss
210,700 207,914
Deposits 1,290,486 1,268,680
Obligations related to securities sold

under repurchase agreements
193,856 201,900
Subordinated notes and debentures 13,671 11,473
Other 163,622 157,844
Total liabilities 1,974,550 1,946,591
Total equity 119,004 115,160
Total liabilities and equity $ 2,093,554 $ 2,061,751
Total assets

were $2,094 billion as at January 31, 2025,

an increase of $32 billion from October

31, 2024. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total assets by $43 billion.
The increase in total assets reflects an increase

in trading loans, securities, and other of

$23 billion, loans, net of allowances for loan losses

of $16 billion, financial
assets at fair value through other comprehensive

income of $15 billion, securities purchased

under reverse repurchase agreements of

$14 billion, other assets of
$6 billion, derivative assets of $6 billion, and

non-trading financial assets at fair

value through profit or loss of $1 billion.

The increase was partially offset by a
decrease in cash and interest-bearing deposits

with banks of $33 billion and debt securities at

amortized cost of $16 billion.
Cash and interest-bearing deposits with

banks
decreased $33 billion primarily reflecting

cash management activities, partially offset by

the impact of foreign
exchange translation.
Trading loans, securities, and other
increased $23 billion primarily in commodities

held for trading, equity securities, government

securities held for trading, and
the impact of foreign exchange translation.
Non-trading financial assets at fair

value through profit or loss
increased $1 billion reflecting new investments.
Derivative assets
increased $6 billion primarily reflecting changes

in mark-to-market values of foreign exchange

and interest rate contracts.
Financial assets at fair value through other

comprehensive income

increased $15 billion reflecting new investments

primarily in government securities and
the impact of foreign exchange translation,

partially offset by maturities.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $16 billion primarily reflecting

sales and maturities as a result of the U.S.
balance sheet restructuring activities, partially

offset by new investments and the impact of

foreign exchange translation.
Securities purchased under reverse repurchase

agreements
increased $14 billion primarily
reflecting an increase in volume and the

impact of foreign
exchange translation.
Loans, net of allowance for loan losses

increased $16 billion primarily reflecting the

impact of foreign exchange translation and

volume growth in residential real
estate secured lending.
Investment in Schwab
remains relatively flat as the impact of

the Bank’s share of Schwab’s other comprehensive income

and net income is offset by the impact
of foreign exchange translation.

Other

assets increased $6 billion primarily reflecting

increase in amounts receivable from brokers,

dealers and clients due to higher volumes

of pending trades,
and the impact of foreign exchange translation.
Total liabilities

were $1,975 billion as at January 31, 2025,

an increase of $28 billion from October

31, 2024. The impact of foreign exchange

translation from the
depreciation in the Canadian dollar increased

total liabilities by $43 billion.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 25
The increase in total liabilities reflects an

increase in deposits of $22 billion, derivative

liabilities of $7 billion, other liabilities of $5

billion, financial liabilities
designated at fair value through profit or loss

of $3 billion, and subordinated notes and debentures

of $2 billion. The increase was partially

offset by a decrease in
obligations related to securities sold under repurchase

agreements of $8 billion and trading deposits

of $3 billion.
Trading deposits
decreased $3 billion primarily reflecting

maturities, partially offset by the impact of foreign

exchange translation.
Derivative liabilities
increased $7 billion primarily reflecting

changes in mark-to-market values of foreign

exchange and interest rate contracts.
Financial liabilities designated at fair value

through profit or loss

increased $3 billion reflecting the impact

of foreign exchange translation and new

issuances,
partially offset by maturities.
Deposits
increased $22 billion primarily reflecting

the impact of foreign exchange translation

and a volume increase in personal deposits,

partially offset by volume
decrease in bank deposits.

Obligations related to securities sold

under repurchase agreements
decreased $8 billion primarily reflecting

a decrease in volume, partially offset by the
impact of foreign exchange translation.
Subordinated notes and debentures

increased $2 billion reflecting a new

issuance.

Other

liabilities increased $5 billion primarily

reflecting volume increase in obligations

related to securities sold short and the impact

of foreign exchange
translation, partially offset by a decrease in provision

for investigations related to the Bank’s U.S.

BSA/AML program due to payments.
Equity
was $119 billion as at January 31, 2025, and increase of $4 billion from October 31, 2024. The increase reflects

gains in accumulated other comprehensive
income and retained earnings. The increase

in accumulated other comprehensive

income is primarily driven by the impact of

foreign currency translation.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2025 vs. Q1 2024
Gross impaired loans were $5,453 million

as at January 31, 2025, an increase of $1,744

million, or 47%, compared with the first quarter

last year. Canadian
Personal and Commercial Banking gross

impaired loans increased $387 million, or

24%, compared with the first quarter

last year, reflecting formations outpacing
resolutions in the consumer and commercial

lending portfolios. U.S. Retail gross

impaired loans increased $982 million, or

48%, compared with the first quarter
last year, reflecting formations outpacing resolutions in the commercial and consumer lending portfolios,

and the impact of foreign exchange. Wholesale

gross
impaired loans increased $375 million, compared

with the first quarter last year, reflecting formations outpacing resolutions. Net impaired loans were $3,635

million
as at January 31, 2025, an increase of $1,109

million, or 44%, compared with the first quarter

last year.
The allowance for credit losses of $9,598

million as at January 31, 2025 was comprised

of Stage 3 allowance for impaired loans of $1,824

million, Stage 2
allowance of $4,774 million and Stage 1 allowance

of $2,996 million, and the allowance for debt

securities of $4 million. The Stage 1 and 2

allowances are for
performing loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses increased

$637 million, or 54%, reflective of

credit migration in the Business and Government

and consumer lending
portfolios, the impact of foreign exchange, and

the adoption impact of a model update in

the U.S. Cards portfolio. The Stage 1 and

Stage 2 allowance for loan
losses increased $692 million, or 10%, reflecting

credit migration, reserve build related

to elevated uncertainty associated with policy

and trade, the impact of
foreign exchange, and volume growth, partially

offset by the adoption impact of a model update

in the U.S. Cards portfolios. The allowance

change included an
increase of $100 million attributable to

the retailer program partners’ share of the

U.S. strategic cards portfolio.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly updates,

the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level

assessments of significant increase
in credit risk. Refer to Note 3 of the Bank’s first quarter

2025 Interim Consolidated Financial Statements

for further details on forward-looking information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views.
To
the extent that certain anticipated effects cannot

be fully
incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs, including

for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters as additional

information becomes
available. Refer to Note 4 of the Bank’s first quarter

2025 Interim Consolidated Financial

Statements for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and fair value through other comprehensive

income (FVOCI). The Bank
has $360 billion in such debt securities,

all of which are performing (Stage 1 and

2) and none are impaired (Stage 3).

The allowance for credit losses was
$3 million for debt securities at amortized

cost (DSAC) and $1 million for debt securities

at FVOCI, for a total of $4 million, an increase

of $1 million, compared with
the first quarter last year.
Quarterly comparison – Q1 2025 vs. Q4 2024
Gross impaired loans increased $504 million,

or 10%, compared with the prior quarter, largely related

to new formations outpacing resolutions in

the Business &
Government and consumer lending portfolios,

and the impact of foreign exchange. Impaired

loans net of allowance increased $228

million, or 7%, compared with
the prior quarter.
The allowance for credit losses of $9,598

million as at January 31, 2025 was comprised

of Stage 3 allowance for impaired loans

of $1,824 million, Stage 2
allowance of $4,774 million and Stage 1 allowance

of $2,996 million, and the allowance for debt

securities of $4 million. The Stage 1 and 2 allowances

are for
performing loans and off-balance sheet instruments.

The Stage 3 allowance for loan losses increased

$271 million, or 17%, compared

with the prior quarter,
largely driven by credit migration in the Business

& Government lending portfolios, the

impact of foreign exchange, and the adoption

impact of a model update in
the U.S. Cards portfolio. The Stage 1 and

Stage 2 allowance for loan losses increased

$186 million, or 2%, compared with the prior

quarter, reflecting reserve build
in the Business & Government lending portfolios

related to policy and trade uncertainty, and the impact of foreign exchange, partially offset by an update to the
economic forecast and the adoption impact

of a model update in the U.S. Cards portfolio.
The allowance for debt securities was $4 million,

consistent with the prior quarter.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 26
For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s first quarter 2025

Interim Consolidated Financial Statements.
TABLE 18: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES 1,2
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 4,949 $ 4,170 $ 3,299
Classified as impaired during the period 2,432 2,657 2,005
Transferred to performing during the period (327) (254) (315)
Net repayments (532) (487) (308)
Disposals of loans (47) (148) (10)
Amounts written off (1,144) (1,008) (917)
Exchange and other movements 122 19 (45)
Impaired loans as at end of period $ 5,453 $ 4,949 $ 3,709
1

Includes customers’ liability under acceptances.
2

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31 January 31
2025 2024 2024
Allowance for loan losses for on-balance sheet

loans
Stage 1 allowance for loan losses $ 2,598 $ 2,470 $ 2,396
Stage 2 allowance for loan losses 4,239 4,082 3,686
Stage 3 allowance for loan losses 1,818 1,542 1,183
Total allowance for loan losses for on-balance sheet loans 1 8,655 8,094 7,265
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 398 439 424
Stage 2 allowance for loan losses 535 593 572
Stage 3 allowance for loan losses 6 11 4
Total allowance for off-balance sheet instruments 939 1,043 1,000
Allowance for loan losses 9,594 9,137 8,265
Allowance for debt securities 4 4 3
Allowance for credit losses $ 9,598 $ 9,141 $ 8,268
Impaired loans, net of allowance 2 $ 3,635 $ 3,407 $ 2,526
Net impaired loans as a percentage of net loans
2
0.38% 0.36% 0.28%
Total allowance for credit losses as a percentage of gross loans and acceptances 0.99 0.95 0.89
Provision for (recovery of) credit losses

as a percentage of net average loans and

acceptances
0.50 0.47 0.44
1

Includes allowance for loan losses related to loans that are measured at FVOCI of $1 million as at January 31 202

5

(October 31, 2024 – nil, January 31, 2024

– nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but

most of these are
behind a TD mortgage that is in first

position. In Canada, credit policies are designed

so that the combined exposure of all uninsured

facilities on one property does
not exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but requires

default insurance. This
insurance is contractual coverage for the life

of eligible facilities and protects the

Bank’s real estate secured lending portfolio against

potential losses caused by
borrowers’ default. The Bank may also purchase

default insurance on lower loan-to-value

ratio loans. The insurance is provided

by either government-backed
entities or approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually obtained from either

government-
backed entities or approved private mortgage

insurers when the loan-to-value exceeds

80% of the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING
1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
January 31, 2025
Total $ 272,838 $ 90,010 $ 362,848 $ 34,198
$
397,046
October 31, 2024
Total
$
273,069 $ 89,369 $ 362,438 $ 33,667 $ 396,105
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss (FVTPL)

for which no
allowance is recorded.
2

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at January 31, 2025

and October 31, 2024.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 27
TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

January 31, 2025

Canada

Atlantic provinces $ 2,415 0.9% $ 4,813 1.8% $ 151 0.1% $ 2,281 1.8% $ 2,566 0.6% $ 7,094 1.8%
British Columbia 4 8,186 3.0 48,226 17.7 774 0.6 23,169 18.7 8,960 2.3 71,395 18.0
Ontario 4 21,775 8.0 126,693 46.3 2,624 2.1 68,287 55.0 24,399 6.1 194,980 49.1
Prairies 4 17,472 6.4 22,344 8.2 1,436 1.2 12,591 10.1 18,908 4.8 34,935 8.8
Québec 6,465 2.4 14,449 5.3 483 0.4 12,412 10.0 6,948 1.7 26,861 6.8
Total Canada 56,313 20.7% 216,525 79.3% 5,468 4.4% 118,740 95.6% 61,781 15.5% 335,265 84.5%
United States 1,588 59,677 – 12,212 1,588 71,889
Total $ 57,901 $ 276,202 $ 5,468 $ 130,952 $ 63,369 $ 407,154
October 31, 2024

Canada

Atlantic provinces $ 2,445 0.9% $ 4,753 1.7% $ 158 0.1% $ 2,207 1.8% $ 2,603 0.7% $ 6,960 1.8%
British Columbia 4 8,311 3.0 48,362 17.7 804 0.7 22,840 18.6 9,115 2.3 71,202 18.0
Ontario 4 21,943 8.1 126,294 46.3 2,734 2.2 67,567 54.9 24,677 6.2 193,861 48.9
Prairies 4 17,685 6.5 22,120 8.1 1,499 1.2 12,459 10.1 19,184 4.8 34,579 8.7
Québec 6,616 2.4 14,540 5.3 509 0.4 12,259 10.0 7,125 1.8 26,799 6.8
Total Canada 57,000 20.9% 216,069 79.1% 5,704 4.6% 117,332 95.4% 62,704 15.8% 333,401 84.2%
United States 1,517 57,063 – 11,525 1,517 68,588
Total $ 58,517 $ 273,132 $ 5,704 $ 128,857 $ 64,221 $ 401,989
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger than

the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where prior interest

rate increases relative to
current customer payment levels have resulted

in a longer current amortization period.

At renewal, the amortization period for

Canadian mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2,3
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

January 31, 2025
Canada

0.8% 2.8% 7.1% 18.9% 32.9% 29.4% 1.2% 6.9% 100.0%
United States 2.2 1.4 3.4 7.6 15.7 68.7 0.5 0.5 100.0
Total 1.0% 2.6% 6.4% 16.8% 29.7% 36.8% 1.0% 5.7% 100.0%
October 31, 2024
Canada

0.8% 2.7% 6.4% 16.8% 33.3% 28.9% 2.4% 8.7% 100.0%
United States 2.3 1.3 3.4 7.6 14.2 70.2 0.5 0.5 100.0
Total 1.0% 2.5% 5.9% 15.1% 29.9% 36.2% 2.1% 7.3% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
3

$6.9 billion or 3% of the mortgage portfolio in Canada (October 31, 2024: $15.6 billion or 6%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at January 31,

2025 and October 31, 2024, respectively.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit
4,5
Total

mortgages

lines of credit
4,5
Total

January 31, 2025

October 31, 2024

Canada

Atlantic provinces 69% 68% 68% 69% 67% 68%
British Columbia 6 66 63 64 66 62 65
Ontario 6 67 64 65 67 63 65
Prairies 6 72 70 71 73 69 71
Québec 69 69 69 69 69 69
Total Canada 68 65 66 68 64 66
United States 71 60 67 73 61 68
Total 68% 65% 66% 69% 64% 66%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 28
Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
January 31, 2025
Region
Europe $ 8,467 $ 8 $ 5,554 $ 14,029 $ 5,085 $ 1,912 $ 9,688 $ 16,685 $ 967 $ 24,411 $ 2,389 $ 27,767 $ 58,481
United Kingdom 8,818 2,518 2,714 14,050 3,803 1,234 15,484 20,521 599 931 527 2,057 36,628
Asia 235 26 2,473 2,734 376 598 2,689 3,663 253 9,545 785 10,583 16,980
Other 5 218 – 747 965 329 466 2,785 3,580 83 1,147 2,511 3,741 8,286
Total $ 17,738 $ 2,552 $ 11,488 $ 31,778 $ 9,593 $ 4,210 $ 30,646 $ 44,449 $ 1,902 $ 36,034 $ 6,212 $ 44,148 $ 120,375
October 31, 2024
Region
Europe $ 8,490 $ 8 $ 5,050 $ 13,548 $ 4,847 $ 2,117 $ 8,145 $ 15,109 $ 1,157 $ 24,124 $ 2,660 $ 27,941 $ 56,598
United Kingdom 8,462 3,124 2,661 14,247 3,490 1,172 13,536 18,198 866 1,691 1,104 3,661 36,106
Asia 241 30 2,412 2,683 519 533 2,739 3,791 290 10,486 893 11,669 18,143
Other 5 209 – 598 807 370 416 2,481 3,267 218 1,012 3,187 4,417 8,491
Total $ 17,402 $ 3,162 $ 10,721 $ 31,285 $ 9,226 $ 4,238 $ 26,901 $ 40,365 $ 2,531 $ 37,313 $ 7,844 $ 47,688 $ 119,338
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $35.3 billion (October 31, 2024 – $35.5 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements established by the Basel

Committee on Banking Supervision (BCBS)

are commonly referred to as Basel

III. Under Basel III,
Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital.

Risk sensitive regulatory capital ratios are

calculated by dividing
CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. Basel III also
introduced a non-risk sensitive leverage

ratio to act as a supplementary measure

to the risk-sensitive capital requirements.

The leverage ratio is calculated by
dividing Tier 1 Capital by leverage exposure which is

primarily comprised of on-balance sheet

assets with adjustments made to derivative

and securities financing
transaction exposures, and credit equivalent amounts

of off-balance sheet exposures. TD manages its

regulatory capital in accordance with

OSFI’s
implementation of the Basel III Capital

Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how

the Basel III capital rules apply to Canadian

banks.

The Domestic Stability Buffer (DSB) level increased

from 3% to 3.5% as of November 1,

2023. The 50 bps increase reflects OSFI’s

view of appropriate actions to
enhance the resilience of Canada’s largest banks.

Currently, the DSB can range from 0 to 4%, with the effective level adjusted

by OSFI in response to
developments in Canada’s financial system and

the broader economy.
On February 1, 2023, OSFI implemented revised

capital rules that incorporate the Basel III reforms

with adjustments to make them suitable

for domestic
implementation. These revised rules

include changes to the calculation of credit

risk and operational risk requirements,

and amendments to the LR Guideline to
include a requirement for domestic systemically

important banks (D-SIBs) to hold a

leverage ratio buffer of 0.50% in addition

to the regulatory minimum
requirement of 3.0%. The LR buffer requirement

also applies to the TLAC leverage ratio.

On November 1, 2023, OSFI implemented

the second and final phase of
the Basel III reforms relating to the calculation

of credit valuation adjustment (CVA) and market risk RWA requirements. In addition,

effective November 1, 2023,
the regulatory capital floor transitioned

to 67.5% of RWA for fiscal 2024 from 65% of RWA in fiscal 2023.
On November 1, 2023, the Bank implemented

OSFI’s Parental Stand-Alone (Solo) Total Loss Absorbing Capacity (TLAC) Framework

for D-SIBs, which
establishes a risk-based measure intended

to ensure that a non-viable D-SIB has sufficient

loss absorbing capacity on a stand-alone,

legal entity basis to support
its resolution. The Bank is compliant with

the requirements set out in this framework.
The table below summarizes OSFI’s published regulatory

minimum capital targets for the Bank as at

January 31, 2025.

REGULATORY

CAPITAL AND TLAC

TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge
1
Target
2
DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a
3
0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and Global Systemically Important Bank (G-SIB) surcharge applies to risk weighted capital. The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement for risk weighted capital. The G-SIB surcharge may increase above

1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%. OSFI’s Leverage Requirements Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk

-weighted
requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical buffer requirement is 0% as of January 31,

2025.
3

Not applicable.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 29
Global Systemically Important Banks

Disclosures
The Financial Stability Board (FSB), in

consultation with the BCBS and national authorities,

identifies G-SIBs. The G-SIB assessment

methodology is based on the
submissions of the largest global banks. Thirteen

indicators are used in the G-SIB assessment

methodology to determine systemic importance.

The score for a
particular indicator is calculated by dividing

the individual bank value by the aggregate

amount for the indicator summed across all

banks included in the
assessment. Accordingly, an individual bank’s ranking is reliant on the results and submissions of other global

banks.

The Bank is required to publish the thirteen

indicators used in the G-SIB indicator-based

assessment framework. Public disclosure

of financial year-end data is
required annually, no later than the date of a bank’s first quarter public disclosure of shareholder financial data

in the following year.
Public communications on G-SIB status are

issued annually each November. On November 22, 2019,

the Bank was designated as a G-SIB by

the FSB. The
Bank continued to maintain its G-SIB status

when the FSB published the 2024 list of

G-SIBs on November 26, 2024. As a result

of this designation, the Bank is
subject to an additional loss absorbency

requirement (CET1 as a percentage

of RWA) of 1% under applicable FSB member authority requirements.

The Bank’s
G-SIB designation has no additional impact

on the Bank’s minimum CET1 regulatory requirements,

as the G-SIB surcharge is consistent

with the D-SIB
requirement set out by OSFI. The G-SIB

surcharge may increase above 1% if the

Bank’s G-SIB score increases above certain thresholds

to a maximum of 4.5%.

As a result of the Bank’s G-SIB designation, the

U.S. Federal Reserve requires TD Group

US Holding LLC (TDGUS), as TD’s U.S. Intermediate

Holding
Company (IHC), to maintain a minimum amount

of TLAC and long-term debt.

The indicator-based measurement approach,

currently in effect, divides the thirteen indicators

into five categories, with each category

yielding a 20% weight to a
bank’s total score on the G-SIB scale.

The following table provides the results of

the thirteen indicators for the Bank.

Increases in Cross-jurisdictional

Activity were primarily driven by increases

in
cash, loans and securities booked in CAD

and USD, and increases in deposits payable

and debt securities booked in CAD, USD,

and Euros. The increase in
Trading Volume was mainly driven by higher North

American fixed income trading. The

increase in Over-the-Counter Derivatives was due

to an increase in interest
rate swaps. Other notable changes in the indicators

from the prior year primarily reflect normal

business activities of the Bank.

TABLE 25: G-SIB INDICATORS 1
(millions of Canadian dollars) As at

October 31, 2024 October 31, 2023
Category (and weighting) Individual Indicator

Cross-jurisdictional activity (20%) Cross-jurisdictional claims $ 1,100,768 $ 1,003,230
Cross-jurisdictional liabilities 1,042,951 964,092
Size (20%) Total exposures as defined for use in the Basel III leverage ratio 2,228,986 2,112,677
Interconnectedness (20%) Intra-financial system assets 107,793 109,833
Intra-financial system liabilities 36,477 55,247
Securities outstanding 487,199 470,767
Substitutability/financial institution Assets under custody 689,698 563,783 infrastructure (20%) Payments activity 41,073,559 39,499,576
Underwritten transactions in debt and equity

markets

211,859

186,110
Trading Volume (includes the two sub indicators)
– Trading volume fixed income sub indicator 12,900,561 9,239,393
– Trading volume equities and other securities sub indicator 2,855,130 2,958,869
Complexity (20%) Notional amount of OTC derivatives 23,945,530 21,198,657
Trading and other securities 2 72,514 64,944
Level 3 assets 4,663 3,548
1

The G-SIB indicators are prepared based on the methodology prescribed in BCBS guidelines published and disclosed in accordance with OSFI’s Advisory on G-SIBs – Public Disclosure
Requirements. Given the Bank was designated as a G-SIB by the FSB on November 22, 2019, additional public disclosures on these indicators are required. Refer to the Bank’s
Regulatory Capital Disclosures at www.td.com/investor-relations/ir-homepage/regulatory-disclosures/g-sib/disclosures.jsp for these additional disclosures on the 2024 G-SIB indicators.
The Bank is required to submit its G-SIB indicators to OSFI and BCBS for review following the date of this report.

In the event that one or both regulators provide comments to the Bank regarding its submission that would result in changes to the G-SIB indicators listed in the table above, the Bank will publish such revised G-SIB indicators on its website.
2
Includes trading securities, securities designated at FVTPL,

and securities at FVOCI.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 30
The following table provides details of the

Bank’s regulatory capital position.

TABLE 26: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31 January 31
2025 2024 2024
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,679 $ 25,543 $ 25,428
Retained earnings

71,718 70,826 72,347
Accumulated other comprehensive income

10,520 7,904 3,830
Common Equity Tier 1 Capital before regulatory

adjustments

107,917 104,273 101,605
Common Equity Tier 1 Capital regulatory adjustments

Goodwill (net of related tax liability) (19,359) (18,645) (17,922)
Intangibles (net of related tax liability)

(3,041) (2,921) (2,654)
Deferred tax assets excluding those arising

from temporary differences

(284) (212) (198)
Cash flow hedge reserve

2,859 3,015 3,559
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(191) (193) (148)
Defined benefit pension fund net assets (net

of related tax liability)

(733) (731) (773)
Investment in own shares

(57) (21) (20)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (1,890) (1,835) (2,724)
Significant investments in the common

stock of banking, financial, and insurance entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(35) (32) (56)
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
18 16 10
Total regulatory adjustments to Common Equity Tier 1 Capital (22,713) (21,559) (20,926)
Common Equity Tier 1 Capital 85,204 82,714 80,679
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
11,087 10,887 10,830
Additional Tier 1 Capital instruments before

regulatory adjustments
11,087 10,887 10,830
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (2) (3) (5)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(700) (350) (350)
Total regulatory adjustments to Additional Tier 1 Capital (702) (353) (355)
Additional Tier 1 Capital 10,385 10,534 10,475
Tier 1 Capital 95,589 93,248 91,154
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
13,471 11,273 9,357
Collective allowances 1,424 1,512 1,781
Tier 2 Capital before regulatory adjustments 14,895 12,785 11,138
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 (226) (224) (228)
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (20) (64) (115)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

– – (160)
Total regulatory adjustments to Tier 2 Capital (246) (288) (503)
Tier 2 Capital 14,649 12,497 10,635
Total Capital $ 110,238 $ 105,745 $ 101,789
Risk-weighted assets $ 649,043 $ 630,900 $ 579,424
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
13.1% 13.1% 13.9%
Tier 1 Capital (as percentage of risk-weighted assets) 14.7 14.8 15.7
Total Capital (as percentage of risk-weighted assets) 17.0 16.8 17.6
Leverage ratio 2 4.2 4.2 4.4
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure,

as defined in the “Regulatory Capital” section of this document.
As at January 31, 2025, the Bank’s CET1, Tier 1, and Total Capital ratios were 13.1%, 14.7%, and

17.0%, respectively. The Bank’s CET1 Capital ratio remained
relatively flat from 13.1% as at October 31,

2024, primarily attributable to internal

capital generation,

offset by RWA growth across various segments and the
impact of U.S. balance sheet restructuring.
As at January 31, 2025, the Bank’s leverage ratio

was 4.2%. The Bank’s leverage ratio remained relatively

flat from 4.2% as at October 31, 2024,

primarily
attributable to internal capital generation, offset by

exposure increases across various segments

and the impact of U.S. balance sheet restructuring.
Future Regulatory Capital Developments
Future regulatory capital developments, in

addition to those described in the “Future

Regulatory Capital Developments” section

of the Bank’s 2024

MD&A, are
noted below.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 31
On February 12, 2025, OSFI deferred increases

to the Basel III standardized capital floor level

until further notice. The capital floor subjects

banks using internal
model-based approaches to a floor, where the floor is calculated as a percentage of RWA under the standardized approach.

OSFI will notify the Bank at least two
years prior to resuming an increase in

the capital floor level.
TABLE 27: EQUITY AND OTHER SECURITIES 1
(millions of shares/units and millions of Canadian

dollars, except as noted)
As at
January 31, 2025 October 31, 2024
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,752.2 $ 25,528 1,750.3 $ 25,373
Treasury – common shares (0.5) (38) (0.2) (17)
Total common shares 1,751.7 $ 25,490 1,750.1 $ 25,356
Stock options

Vested 7.0 5.4
Non-vested 9.3 9.3
Preferred shares – Class A

Series 1 20.0 $ 500 20.0 $ 500
Series 5
2
– – 20.0 500
Series 7 14.0 350 14.0 350
Series 9 8.0 200 8.0 200
Series 16 14.0 350 14.0 350
Series 18 14.0 350 14.0 350
Series 27 0.8 850 0.8 850
Series 28 0.8 800 0.8 800
71.6 $ 3,400 91.6 $ 3,900
Other equity instruments 3,4

Limited Recourse Capital Notes – Series 1 1.8 1,750 1.8 1,750
Limited Recourse Capital Notes – Series 2 1.5 1,500 1.5 1,500
Limited Recourse Capital Notes – Series 3
5
1.7 2,403 1.7 2,403
Limited Recourse Capital Notes – Series 4
5
0.7 1,023 0.7 1,023
Limited Recourse Capital Notes – Series 5
6
0.7 750 – –
Perpetual Subordinated Capital Notes – Series

2023-9
7
0.1 312 0.1 312
78.1 $ 11,138 97.4 $ 10,888
Treasury – preferred shares and other equity instruments (0.5) (51) (0.2) (18)
Total preferred shares and other equity instruments 77.6 $ 11,087 97.2 $ 10,870
1

For further details, including the conversion and exchange features, and distributions, refer to Note 20 of the Bank’s

2024 Consolidated Financial Statements.
2

On January 31, 2025, the Bank redeemed all of its 20 million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares Non-Viability Contingent Capital

(NVCC),
Series 5 (“Series 5 Preferred Shares”), at a redemption price of $25.00 per Series 5 Preferred Share,

for a total redemption cost of approximately $500 million.
3

For other equity instruments, the number of shares/units represents the number of notes issued.
4

Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms

and Conditions” table in Note 20 of the Bank’s 2024 Consolidated Financial Statements

for further
details.
5

For Limited Recourse Capital Notes (LRCNs) – Series 3 and Series 4, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
6

On December 18, 2024, the Bank issued CA$750 million 5.909% Fixed Rate Reset Limited Recourse Capital Notes,

Series 5 NVCC (the “LRCNs”). The LRCNs will bear an interest rate of 5.909 per cent annually, payable quarterly,

for the initial period ending on, but excluding, January 1, 2030. Thereafter, the interest rate on the LRCNs will reset every five years at a
rate equal to the prevailing Government of Canada Yield plus 3.10 per cent. The LRCNs will mature on January 1, 2085. Concurrently with the issuance of the LRCNs, the Bank issued
750,000 Non-Cumulative 5.909% Fixed Rate Reset Preferred Shares, Series 32 NVCC (“Preferred Shares

Series 32”). The Preferred Shares Series 32 are eliminated on the Bank’s
Consolidated Financial Statements.
7

For Perpetual Subordinated Capital Notes (AT1), the amount

represents the Canadian dollar equivalent of the Singapore dollar notional amount.
DIVIDENDS
On February 26, 2025, the Board approved

a dividend in an amount of one dollar and

five cents ($1.05)

per fully paid common share in the capital stock

of the
Bank for the quarter ending April 30, 2025, payable

on and after April 30, 2025, to shareholders

of record at the close of business on April

10, 2025.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between 0% to 5% at the Bank’s

discretion or
purchased from the open market at market

price.
During the three months ended January 31,

2025, the Bank issued 1.6 million (three

months ended January 31, 2024 – 2.0 million)

common shares from
treasury with no discount.
NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to

repurchase for cancellation
up to 90 million of its common shares. The

NCIB commenced on August 31, 2023

and continued until August 31, 2024. From

the commencement of the NCIB to
August 31, 2024, the Bank repurchased 71.4

million shares under the program. The NCIB

terminated on August 31, 2024 and therefore,

there was no repurchase
of common shares by the Bank under the

NCIB during the three months ended

January 31, 2025. During the three months

ended January 31, 2024,

the Bank
repurchased 20.9 million common shares,

at an average price of $82.39 per share

for a total amount of $1.7 billion.
Subsequent to the quarter end, on February

24, 2025, the Bank announced that the

Toronto Stock Exchange and OSFI had

approved the Bank’s previously
announced NCIB to purchase for cancellation

up to 100 million of its common shares.

The NCIB will commence on March 3, 2025 and

end on February 28, 2026,
or such earlier date as the Bank may determine.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class

A First Preferred Shares excluding the preferred

shares issued with respect to LRCNs,

the
maximum number of common shares that

could be issued, assuming there are no declared

and unpaid dividends on the respective series

of preferred shares at
the time of conversion, would be 0.7 billion in

aggregate.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 32
The LRCNs, by virtue of the recourse to the

preferred shares held in the Limited Recourse

Trust, include NVCC provisions. For LRCNs, if an NVCC

trigger were
to occur, the maximum number of common shares that could

be issued, assuming there are no declared

and unpaid dividends on the preferred

shares series
issued in connection with such LRCNs,

would be 1.5 billion in aggregate.
For all other NVCC subordinated notes and

debentures including Additional Tier 1 Perpetual

Notes, if an NVCC trigger event were to occur, the maximum
number of common shares that could be issued,

assuming there is no accrued and unpaid

interest on the respective subordinated notes

and debentures, would be
4.0 billion in aggregate.
RISK FACTORS AND

MANAGEMENT
Risk Factors That May Affect Future Results
In addition to the risks described in the “Managing

Risk” section of the Bank’s 2024 MD&A

and this Report, there are numerous other

risk factors, many of which
are beyond the Bank’s control and the effects of

which can be difficult to predict, that could

cause the Bank’s results to differ significantly from the

Bank’s plans,
objectives, and estimates or could impact

the Bank’s reputation or the sustainability of its

business model. All forward-looking statements,

including those in this
MD&A, are, by their very nature, subject

to inherent risks and uncertainties, general

and specific, which may cause the Bank’s actual

results to differ materially
from the plan, objectives, estimates or expectations

expressed in the forward-looking statements.

Some of these factors are discussed

in the “Risk Factors and
Management” section of the 2024 MD&A and

in the “Managing Risk” section of this

document, and others are noted in the “Caution

Regarding Forward-Looking
Statements” section of this document.

The Bank has updated the following Risk

Factor reflecting developments in the external

environment.

Geopolitical Risk

Government policy, international trade and political relations across the globe may impact overall market and

economic stability, including in the regions where the
Bank operates, or where its customers operate.

While the nature and extent of risks may

vary, they have the potential to disrupt global economic growth, create volatility in financial markets that may affect

the Bank’s trading and non-trading activities, market

liquidity, funding costs, interest rates, foreign exchange,
commodity prices, credit spreads, fiscal policy, and directly and indirectly influence general business and economic conditions

in ways that may have an adverse
impact on the Bank and its customers.

Current geopolitical risks include ongoing global

tensions resulting in sanctions and

countersanctions and related
operational complexities, supply chain disruptions,

being subjected to heightened regulatory

focus on climate change and transition

to a low-carbon economy,
increased likelihood of cyber-attacks on critical

public and private infrastructure and networks,

the Russia-Ukraine war and the resulting tensions

between Russia
and other nations, social unrest and volatility in

the Middle East that have escalated due

to the ongoing conflict between Israel and

Hamas and Hezbollah,

political
and economic turmoil, threats of terrorism and

ongoing protectionism measures due

to a decline in global alignment and elections

in geopolitically significant
markets that have potential to generate regulatory

and policy uncertainty.

The application or potential application of

new or elevated tariffs to goods imported into
the United States, and the application or potential

application of retaliatory tariffs have amplified

these risks and economic uncertainty. Renegotiation of the U.S.-
Mexico-Canada Agreement (USMCA) or

tariffs imposed on Canada before its renewal

could result in negative impacts for some industries

or customers that the
Bank services.
MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital

growth services involves selectively

taking and managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn

a stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise

Risk Framework. The
Bank’s tolerance to those risks is defined

in the Enterprise Risk Appetite which has

been developed within a comprehensive

framework that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’

on any single acquisition, business, product

or decision; and (3) do not risk harming
the TD brand. Each business is responsible

for setting and aligning its individual risk

appetites with that of the enterprise

based on a thorough examination of

the
specific risks to which it is exposed.

The Bank considers it critical to regularly

assess its operating environment

and highlight top and emerging risks. These

are risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2024

MD&A. Additional
information on risk factors can be found in

this document and the 2024 MD&A under

the heading “Risk Factors and Management”.

For a complete discussion of
the risk governance structure and the risk

management approach, refer to the “Managing

Risk” section in the Bank’s 2024 MD&A.

The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended January 31,

2025.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk

mitigation (CRM) and includes
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, non-trading securities,

derivatives,
and certain other repo-style transactions.

Off-balance sheet exposures consist primarily

of undrawn commitments, guarantees,

and certain other repo-style
transactions.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 33
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 28: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 4,383 $ 543,043 $ 547,426 $ 4,163 $ 537,075 $ 541,238
Qualifying revolving retail 947 176,182 177,129 866 172,203 173,069
Other retail 3,576 107,149 110,725 3,391 104,253 107,644
Total retail 8,906 826,374 835,280 8,420 813,531 821,951
Non-retail
Corporate 2,795 738,573 741,368 2,346 721,156 723,502
Sovereign 165 560,730 560,895 205 588,498 588,703
Bank 3,560 175,598 179,158 4,541 171,250 175,791
Total non-retail 6,520 1,474,901 1,481,421 7,092 1,480,904 1,487,996
Gross credit risk exposures $ 15,426 $ 2,301,275 $ 2,316,701 $ 15,512 $ 2,294,435 $ 2,309,947
1

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 34
MARKET RISK

Market risk capital is calculated using the Standardized

Approach.

The Bank continues to use Value-at-Risk (VaR) as an internal management metric to monitor
and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 29: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 136,440 $ 1,004 $ 135,436 $ – $ 169,930 $ 1,601 $ 168,329 $ – Interest rate
Trading loans, securities, and other 198,855 197,301 1,554 – 175,770 174,232 1,538 – Interest rate
Non-trading financial assets at
fair value through profit or loss 6,810 – 6,810 – 5,869 – 5,869 –
Equity,

foreign exchange,

interest rate
Derivatives 83,885 74,526 9,359 – 78,061 70,636 7,425 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 6,299 – 6,299 – 6,417 – 6,417 – Interest rate
Financial assets at fair value through
other comprehensive income 108,691 – 108,691 – 93,897 – 93,897 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 255,743 – 255,743 – 271,615 – 271,615 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 222,119 8,800 213,319 – 208,217 10,488 197,729 – Interest rate
Loans, net of allowance for

loan losses 965,312 – 965,312 – 949,549 – 949,549 – Interest rate
Investment in Schwab 9,242 – 9,242 – 9,024 – 9,024 – Equity
Other assets 1 2,166 – 2,166 – 2,230 – 2,230 – Interest rate
Assets not exposed to

market risk
97,992 – – 97,992 91,172 – – 91,172
Total Assets $ 2,093,554 $ 281,631 $ 1,713,931 $ 97,992 $ 2,061,751 $ 256,957 $ 1,713,622 $ 91,172
Liabilities subject to market risk
Trading deposits $ 27,198 $ 23,702 $ 3,496 $ – $ 30,412 $ 26,827 $ 3,585 $ – Equity, interest rate
Derivatives 75,017 73,155 1,862 – 68,368 66,976 1,392 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 21,181 21,181 – – 20,319 20,319 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 210,700 3 210,697 – 207,914 2 207,912 – Interest rate
Deposits 1,290,486 – 1,290,486 – 1,268,680 – 1,268,680 – Interest rate, foreign exchange
Obligations related to securities
sold short 46,086 44,413 1,673 – 39,515 37,812 1,703 – Interest rate
Obligations related to securities sold
under repurchase agreements 193,856 12,236 181,620 – 201,900 13,540 188,360 – Interest rate
Securitization liabilities at amortized
cost 12,652 – 12,652 – 12,365 – 12,365 – Interest rate
Subordinated notes and debentures 13,671 – 13,671 – 11,473 – 11,473 – Interest rate
Other liabilities
1
34,022 – 34,022 – 34,066 – 34,066 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 168,685 – – 168,685 166,739 – – 166,739
Total Liabilities and Equity $ 2,093,554 $ 174,690 $ 1,750,179 $ 168,685 $ 2,061,751 $ 165,476 $ 1,729,536 $ 166,739

Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 35
-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
11/1/2024 11/8/2024
11/15/2024 11/22/2024 11/29/2024
12/6/2024
12/13/2024 12/20/2024 12/30/2024
1/7/2025
1/14/2025 1/21/2025 1/28/2025
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the first quarter ending January

31, 2025,
there were
4 days

of trading losses and trading net revenue

was positive for
94
% of the trading days, reflecting normal

trading activity. Losses in the quarter did
not exceed VaR on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes Stress Testing as well
as sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.
TABLE 30: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars) For the three months ended
January 31 October 31 January 31
2025 2024 2024
As at Average High Low Average Average
Interest rate risk $
18.4
$
12.4
$
19.3
$
5.3
$
11.6
$
17.8
Credit spread risk
19.6
19.8
27.4
16.3
33.8
29.4
Equity risk
8.5
8.3
10.2
6.6
7.3
7.2
Foreign exchange risk
4.9
4.1
6.1
2.4
2.8
2.4
Commodity risk
15.0
6.0
15.0
3.8
5.6
3.7
Idiosyncratic debt specific risk
22.1
19.6
22.9
15.4
20.0
20.9
Diversification effect 1
(59.0)
(41.8)
n/m 2 n/m
(46.0)
(51.2)
Total Value-at-Risk (one-day)
29.5
28.4
35.9
20.9
35.1
30.2
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 36
Average VaR decreased quarter-over-quarter due to changes in fixed income positions,

coupled with narrowing credit spreads.
Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Structural (Non-Trading) Interest Rate

Risk

The Bank’s

structural interest rate risk arises from traditional

personal and commercial banking activity

and is generally the result of mismatches between

the
maturities and repricing dates of the Bank’s assets

and liabilities. The measurement of interest

rate risk in the banking book does not

include exposures from TD’s
Wholesale Banking or Insurance businesses.

The primary measures for managing and

controlling this risk are Economic Value of Shareholders’

Equity (EVE) Sensitivity and Net Interest

Income Sensitivity
(NIIS).
The EVE Sensitivity measures the change in

the net present value of the Bank’s banking

book assets, liabilities, and certain off-balance

sheet items given a
specific interest rate shock. It reflects a measurement

of the potential present value impact on

shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the net interest income (NII)

change over a twelve-month horizon for

a specified change in interest rates for banking

book assets, liabilities,
and certain off-balance sheet items assuming a

constant balance sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the structural interest rate risk measures.

These limits are periodically reviewed and

approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures.

TABLE 31: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024 January 31, 2024
EVE NII EVE NII EVE NII
Sensitivity Sensitivity 1 Sensitivity Sensitivity 1 Sensitivity Sensitivity 1
Canada
U.S.

Total Canada U.S. Total Total Total Total Total
Before-tax impact of

100 bps increase in rates
$
(639)
$
(1,934)
$
(2,573)
$
134
$
463
$
597
$
(2,489)
$
720
$
(2,136)
$
969

100 bps decrease in rates
503
1,553
2,056
(178)
(611)
(789)
1,914
(983)
1,722
(1,152)
1
Represents the twelve-month NII exposure to an immediate and sustained shock in rates.
As at January 31, 2025, an immediate and

sustained 100 bps increase in interest rates

would have had a negative impact to the

Bank’s EVE of $
2,573

million, an
increase of $
84

million from last quarter, and a positive impact to the Bank’s

NII of $
597

million, a decrease of $
123

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have had a positive impact to the Bank’s EVE

of $
2,056

million, an increase of $
142

million from last quarter,
and a negative impact to the Bank’s NII of $
789

million, a decrease of $
194

million from last quarter. The quarter-over-quarter increase in EVE Sensitivity is
attributed in part to FX translation combined

with a marginal increase in net fixed rate

assets held. The quarter-over-quarter decrease

in NII Sensitivity is primarily
due to additional hedging within the quarter.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 37
Liquidity Risk
The risk of having insufficient cash or collateral

to meet financial obligations and an inability

to, in a timely manner, raise funding or monetize assets at

a non-
distressed price. Financial obligations can arise

from deposit withdrawals, debt maturities,

commitments to provide credit or liquidity

support or the need to pledge
additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank follows a disciplined liquidity management

program that is subject to risk governance

and oversight, and designed to maintain

sufficient liquidity to permit
the Bank to operate through a significant

liquidity event without relying on extraordinary

central bank assistance. The Bank seeks

to maintain a stable and
diversified funding profile that emphasizes

funding assets and contingencies to the appropriate

term.
The Bank manages liquidity risk using a

combination of quantitative and qualitative

measures with the objective of ensuring it has

sufficient liquidity to satisfy its
operational needs and client commitments

in both normal and stress conditions. The

Bank maintains buffers over regulatory minimums

prescribed by OSFI’s
Liquidity Adequacy Requirements (LAR) Guideline.

The Bank targets a 90-day survival horizon

under a combined bank-specific and

market-wide stress scenario,
and minimum surpluses over prescribed regulatory

requirements. The Bank’s funding program emphasizes

maximizing deposits as a core source

of funding and
having ready access to wholesale funding

markets across diversified terms, funding types,

and currencies. This approach helps lower

exposure to a sudden
contraction of wholesale funding capacity and

minimizes structural liquidity gaps. The Bank

also maintains a Contingency Funding

Plan (CFP) to enhance
preparedness for addressing potential liquidity

stress events. The Bank’s strategies, plans and

governance practices underpin an integrated

liquidity risk
management program that is designed to reduce

exposure to liquidity risk and maintain

compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO is responsible for establishing

effective management structures and practices

to ensure appropriate measurement,

management, and
governance of liquidity risk. The Global Liquidity

& Funding (GLF) Committee, a subcommittee

of the ALCO comprised of senior management

from Treasury,
Wholesale Banking and Risk Management,

identifies and monitors the Bank’s liquidity risks.

The management of liquidity risk is the responsibility

of the Senior
Executive Team member responsible for Treasury, while oversight and challenge are provided by the ALCO and independently by Risk Management.

The Risk
Committee regularly reviews the Bank’s liquidity

position and approves the Bank’s Liquidity Risk

Management Framework biennially and the related

policies
annually.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not substantially

changed from that described in the Bank’s 2024

MD&A. For a
complete discussion of liquidity risk,

refer to the “Liquidity Risk” section in the

Bank’s 2024 MD&A.
Liquid assets
The Bank’s unencumbered liquid assets may be

used to help address potential liquidity requirements

arising from stress events. Liquid asset eligibility

considers
estimated in-stress market values and trading

market depths, as well as operational, legal,

or other impediments to sale, rehypothecation

or pledging.
Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s insurance
businesses as these are used to support insurance-specific

liabilities and capital requirements.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 38
TABLE 32: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted)
As at

Securities

received as

collateral from

securities

financing and

Bank-owned

derivative

Total
Encumbered

Unencumbered

liquid assets

transactions liquid assets
liquid assets

liquid assets 1
January 31, 2025

Cash and central bank reserves $
34,810
$
–
$
34,810
$
1,054
$
33,756
Canadian government obligations
22,513
84,494
107,007
51,305
55,702
National Housing Act Mortgage-Backed
Securities (NHA MBS)
40,826
95
40,921
2,345
38,576
Obligations of provincial governments, public sector entities and multilateral development banks
43,209
25,346
68,555
34,365
34,190
Corporate issuer obligations
5,567
6,710
12,277
7,318
4,959
Equities
15,734
6,726
22,460
18,793
3,667
Total Canadian dollar-denominated
162,659
123,371
286,030
115,180
170,850
Cash and central bank reserves
98,210
–
98,210
254
97,956
U.S. government obligations
82,345
72,642
154,987
64,916
90,071
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
76,218
14,871
91,089
29,407
61,682
Obligations of other sovereigns, public sector entities
and multilateral development banks
65,813
47,473
113,286
50,672
62,614
Corporate issuer obligations
71,884
16,673
88,557
28,188
60,369
Equities
58,195
40,775
98,970
60,943
38,027
Total non-Canadian dollar-denominated
452,665
192,434
645,099
234,380
410,719
Total $
615,324
$
315,805
$
931,129
$
349,560
$
581,569
October 31, 2024

Total Canadian dollar

-denominated
$
163,269
$
117,083
$
280,352
$
110,064
$
170,288
Total non-Canadian

dollar-denominated
470,820
172,185
643,005
238,336
404,669
Total $
634,089
$
289,268
$
923,357
$
348,400
$
574,957
1
Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
Total unencumbered liquid assets increased modestly by $
7

billion since October 31, 2024 largely as

a result of wholesale funding proceeds and

product related
activity.

Unencumbered liquid assets held in The

Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches
are summarized in the following table.

TABLE 33: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

January 31 October 31
2025 2024
The Toronto-Dominion Bank (Parent) $
230,536
$
227,435
Bank subsidiaries
322,798
314,306
Foreign branches
28,235
33,216
Total $
581,569
$
574,957

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 39
The Bank’s

monthly average liquid assets (excluding those

held in insurance subsidiaries) for the quarters

ended January

31, 2025 and October 31,

2024, are
summarized in the following table.

TABLE 34: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid Encumbered Unencumbered
liquid assets transactions assets liquid assets liquid assets 1
January 31, 2025
Cash and central bank reserves $ 39,022 $ – $ 39,022 $ 1,020 $ 38,002
Canadian government obligations 21,579 84,200 105,779 51,850 53,929
NHA MBS 40,733 96 40,829 2,181 38,648
Obligations of provincial governments, public sector

entities and multilateral development banks 42,277 26,714 68,991 36,677 32,314
Corporate issuer obligations 4,530 6,991 11,521 7,509 4,012
Equities 14,549 5,311 19,860 16,194 3,666
Total Canadian dollar-denominated 162,690 123,312 286,002 115,431 170,571
Cash and central bank reserves 100,443 – 100,443 243 100,200
U.S. government obligations 84,116 71,330 155,446 70,499 84,947
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 77,191 14,793 91,984 29,573 62,411
Obligations of other sovereigns, public sector entities and

multilateral development banks 66,954 45,230 112,184 47,979 64,205
Corporate issuer obligations 71,359 17,348 88,707 30,763 57,944
Equities 61,987 39,901 101,888 58,747 43,141
Total non-Canadian dollar-denominated 462,050 188,602 650,652 237,804 412,848
Total $ 624,740 $ 311,914 $ 936,654 $ 353,235 $ 583,419
October 31, 2024
Total Canadian dollar-denominated $ 159,673 $ 116,945 $ 276,618 $ 108,093 $ 168,525
Total non-Canadian dollar-denominated 461,866 173,757 635,623 240,453 395,170
Total $ 621,539 $ 290,702 $ 912,241 $ 348,546 $ 563,695
1

Unencumbered liquid assets include on-balance sheet assets, assets borrowed or purchased under resale agreements,

and other off-balance sheet collateral received less encumbered liquid assets.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and
branches are summarized in the following

table.

TABLE 35: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

January 31 October 31
2025 2024
The Toronto-Dominion

Bank (Parent)
$ 231,628 $ 223,581
Bank subsidiaries 322,355 310,596
Foreign branches 29,436 29,518
Total $ 583,419 $ 563,695
ASSET ENCUMBRANCE
In the course of the Bank’s daily operations, assets

are pledged to obtain funding, support

trading and brokerage businesses, and participate

in clearing and/or
settlement systems.
A summary of on-

and off-balance sheet encumbered and unencumbered

assets (excluding assets held in insurance

subsidiaries) is
presented as follows.
TABLE 36: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered Unencumbered
Total

Pledged as

Available as
Assets Collateral 1 Other 2 Collateral 3 Other 4
January 31, 2025
Cash and due from banks $ 6,552 $ – $ – $ – $ 6,552
Interest-bearing deposits with banks 136,440 6,145 – 125,772 4,523
Securities, trading loans, and other 969,472 425,367 21,630 490,393 32,082
Derivatives 83,885 – – – 83,885
Loans, net of allowance for loan losses 946,056 88,942 104,665 41,043 711,406
Other assets 5 102,848 292 – – 102,556
Total assets $ 2,245,253 $ 520,746 $ 126,295 $ 657,208 $ 941,004
October 31, 2024
Total assets $ 2,202,763 $ 509,319 $ 113,528 $ 635,491 $ 944,425
1

Pledged collateral refers to the portion of assets that are pledged through encumbering activities, such as repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems.
2

Includes assets supporting TD’s long-term funding activities such as asset securitization and issuance of covered bonds.
3

Represents assets that are readily available for use as collateral to generate funding or support collateral requirements. This category includes unencumbered loans backed by real-estate that qualify as eligible collateral at FHLB.
4

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.

Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, other depreciable assets and right-of-use assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 40
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Bank’s internal liquidity stress

metric, the Bank performs liquidity

stress testing on multiple alternate scenarios.

These scenarios consist of a mix
of TD-specific and market-wide stress

events designed to evaluate the potential

impact of risk factors material to the

Bank’s risk profile. Liquidity assessments are
also part of the Bank’s EWST program.
The Bank has designed CFPs for the enterprise

and material subsidiaries operating in foreign

jurisdictions. As they provide a
playbook for managing stressed liquidity conditions,

these plans are an integral component of

the Bank’s overall liquidity risk management framework.

The CFPs
outline different contingency levels based on the

severity and duration of the liquidity situation

and identify recovery actions appropriate

for each level. To support
operational readiness, CFPs provide key

steps required to implement each recovery

action. Regional CFPs identify recovery

actions to address region-specific
stress events. The actions and governance

structure outlined in the Bank’s CFP are aligned

with the Bank’s Crisis Management Recovery

Plan.
CREDIT RATINGS
Credit ratings may impact the Bank’s access to,

and cost of, raising funding and its ability

to engage in certain business activities

on a cost-effective basis. Credit
ratings and outlooks provided by rating agencies

reflect their views and methodologies and

are subject to change based on a number

of factors including the
Bank’s financial strength, competitive position, and

liquidity, as well as factors not entirely within the Bank’s control, including conditions affecting the overall
financial services industry.
TABLE 37: CREDIT RATINGS 1
As at
January 31, 2025
Moody’s S&P Fitch DBRS
Deposits/Counterparty 2 Aa2 A+ AA AA (high)
Legacy Senior Debt 3 Aa3 A+ AA AA (high)
Senior Debt 4 A2 A- AA- AA
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A3 A- A AA (low)
Tier 2 Subordinated Debt – NVCC A3 (hyb) BBB+ A A
AT1 Perpetual Debt – NVCC Baa2 (hyb) BBB- BBB+ –
Limited Recourse Capital Notes – NVCC Baa2 (hyb) BBB- BBB+ A (low)
Preferred Shares – NVCC Baa2 (hyb) BBB- BBB+ Pfd-2 (high)
Short-Term Debt (Deposits) P-1 A-1 F1+ R-1 (high)
Outlook Stable Stable Negative Negative (Long Term);
Stable (Short Term)
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
3

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018, which is excluded from the bank recapitalization “bail-in” regime.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The following
table presents the additional collateral that

could have been contractually required

to be posted to over-the-counter (OTC) derivative

counterparties as of the
reporting date in the event of one, two, and

three-notch downgrades of the Bank’s credit

ratings.

TABLE 38: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

January 31 October 31
2025 2024
One-notch downgrade $ 83 $ 78
Two-notch downgrade 772 505
Three-notch downgrade 3,028 1,334
1

The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III standard that aims to ensure

that an institution has an adequate stock

of unencumbered high-quality liquid assets

(HQLA), consisting of
cash or assets that could be converted into

cash to meet its liquidity needs for a 30-calendar

day liquidity stress scenario.
Other than during periods of financial stress,

the Bank must maintain the LCR above 100%

in accordance with the published OSFI

LAR requirement. The
Bank’s LCR is calculated according to the scenario

parameters in the LAR guideline, including

prescribed HQLA eligibility criteria and haircuts,

deposit run-off
rates, and other outflow and inflow rates.

HQLA held by the Bank that are eligible

for the LCR under the LAR are primarily

central bank reserves, sovereign-issued
or sovereign-guaranteed securities, and

high-quality securities issued by non-financial

entities.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 41
The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 39: AVERAGE LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
January 31, 2025
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 381,731
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 506,165 $ 32,523
Stable deposits 271,520 8,146
Less stable deposits 234,645 24,377
Unsecured wholesale funding, of which: 392,739 198,078
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
137,010 32,351
Non-operational deposits (all counterparties) 235,903 145,901
Unsecured debt 19,826 19,826
Secured wholesale funding n/a 46,318
Additional requirements, of which: 377,502 121,146
Outflows related to derivative exposures and

other collateral requirements
71,480 60,025
Outflows related to loss of funding on debt products 9,906 9,906
Credit and liquidity facilities 296,116 51,215
Other contractual funding obligations 17,851 9,844
Other contingent funding obligations 856,826 12,957
Total cash outflows $ n/a $ 420,866
Cash inflows
Secured lending

$ 237,223 $ 40,346
Inflows from fully performing exposures 26,150 12,518
Other cash inflows 97,961 97,961
Total cash inflows $ 361,334 $ 150,825
Average for the three months ended
January 31, 2025 October 31, 2024
Total adjusted Total adjusted
value value
Total high-quality liquid assets $ 381,731 $ 361,452
Total net cash outflows 270,041 261,900
Liquidity coverage ratio 141% 138%
1

The LCR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS. The LCR for the quarter ended
January 31, 2025 is calculated as an average of the 62 daily data points in the quarter.
2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, and caps as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 141%

for the quarter ended January 31, 2025 and

continues to meet regulatory requirements.

The Bank holds a variety of liquid assets

commensurate with its liquidity needs.

Most of these liquid assets also qualify as

HQLA under the OSFI LAR guideline.
LCR is expected to normalize as the

Bank is beginning to target more typical LCR levels.

However, the Bank expects LCR to remain elevated in

the near-term
reflecting proceeds from sale of Schwab equity

investment
13
. The average HQLA of the Bank for the

quarter ended January 31, 2025 was $382 billion

(October 31,
2024 – $361 billion), with Level 1 assets representing

86%

(October 31, 2024 – 86%). The Bank’s reported

HQLA excludes excess HQLA from U.S. Retail
operations, as required by the OSFI LAR guideline,

to reflect liquidity transfer considerations between

U.S. Retail and its affiliates as a result of the U.S.

Federal
Reserve Board’s regulations. By excluding excess

HQLA, the U.S. Retail LCR is effectively capped

at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2024 MD&A, the Bank

manages its HQLA and other liquidity buffers to

the higher of
TD’s internal 90-day surplus requirement and its

target buffers over regulatory requirements including

those for LCR, NSFR, and the Net Cumulative

Cash Flow
metrics.
NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) over total required stable funding (RSF)

in accordance with OSFI’s
LAR guideline. The Bank must maintain an

NSFR equal to or above 100% as required by

LAR. The Bank’s ASF comprises the Bank’s liability

and capital
instruments (including deposits and wholesale

funding). The assets that require

stable funding are based on the Bank’s on and off-balance

sheet activities and a
function of their liquidity characteristics and

the requirements of OSFI’s LAR guideline.

13
The Bank’s expectations regarding liquidity levels are based on the Bank’s assumptions regarding certain factors, including product growth, strategic plans, pace of share repurchases under the Bank’s normal course issuer bid (which is subject to regulatory approval, financial forecasts and capital requirements). The Bank’s assumptions are subject to inherent uncertainties and may vary based on factors both within and outside the Bank’s control, including general market conditions, economic outlooks and geopolitical matters. Refer to the
“Risk Factors That May Affect Future Results” section of this document for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 42
TABLE 40: NET STABLE FUNDING RATIO
1
(millions of Canadian dollars, except

as noted)
As at
January 31, 2025
Unweighted value by residual maturity
6 months to
No

Less than

less than

More than Weighted
maturity 2
6 months

1 year

1 year

value 3
Available Stable Funding Item
Capital $ 115,431 $ n/a $ n/a $ 13,353 $ 128,783
Regulatory capital 115,431 n/a n/a 13,353 128,783
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
464,436 77,099 37,205 31,283 566,927
Stable deposits 260,709 30,109 15,372 15,736 306,616
Less stable deposits 203,727 46,990 21,833 15,547 260,311
Wholesale funding: 261,876 418,652 96,190 244,205 469,079
Operational deposits 109,451 2,113 1 – 55,782
Other wholesale funding 152,425 416,539 96,189 244,205 413,297
Liabilities with matching interdependent assets 4 – 2,260 1,740 29,010 –
Other liabilities: 56,907 83,532 2,291
NSFR derivative liabilities n/a 1,786

n/a

All other liabilities and equity not included

in the above categories
56,907 78,380 2,150 1,216 2,291
Total Available Stable Funding $ 1,167,080
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 61,200
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 114,833 268,173 119,272 684,248 791,519
Performing loans to financial institutions

secured by Level 1 HQLA
– 69,088 7,919 – 9,280
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
– 73,138 8,899 10,562 22,900
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 39,391 67,531 48,423 300,528 350,384
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 34,065 48,848 51,410 307,523 311,222
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 34,065 48,848 51,410 307,523 311,222
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 41,377 9,568 2,621 65,635 97,733
Assets with matching interdependent liabilities 4 – 2,289 2,758 27,964 –
Other assets: 84,097 131,733 125,606
Physical traded commodities, including gold 15,343

n/a

n/a

n/a

13,443
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs 18,209 15,477
NSFR derivative assets

n/a

11,688 9,901
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

18,890 945
All other assets not included in the above

categories
68,754 74,025 1,570 7,351 85,840
Off-balance sheet items

n/a

859,769 31,250
Total Required Stable Funding $ 1,009,575
Net Stable Funding Ratio

116%
As at
October 31, 2024
Total Available Stable Funding $ 1,154,060
Total Required Stable Funding 994,567
Net Stable Funding Ratio

116%
1

The NSFR is calculated in accordance with OSFI’s LAR guideline, which is reflective of liquidity-related requirements published by the BCBS.
2

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
3

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
4

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR for the quarter ended January

31, 2025 is 116%

(October 31, 2024 – 116%) representing a surplus of $158 billion and adherence to regulatory
requirements. The ratio is unchanged as increases

in deposits were offset by growth in assets.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 43
FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.
The Bank’s primary approach to managing

funding activities is to maximize the use of

deposits raised through its personal and

commercial banking channels.
The Bank’s base of personal and commercial,

wealth, and Schwab sweep deposits make

up approximately
70
% (October 31, 2024 –
70
%) of the Bank’s total
funding.
TABLE 41: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)
As at

January 31 October 31
2025 2024
P&C deposits – Canadian $
572,347
$
566,329
P&C deposits – U.S.
1
450,820
433,406
Total $
1,023,167
$
999,735
1
P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.

WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA

MBS, notes backed by credit card
receivables (Evergreen Credit Card Trust) and home equity

lines of credit (Genesis Trust II). The Bank’s wholesale

funding is diversified by geography, currency,
and funding types. The Bank raises short-term

(1 year or less) funding using certificates

of deposit, commercial paper, and up until June 28, 2024,

bankers’
acceptances.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at January 31, 2025.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at January 31, 2025, was $189.7 billion (October
31, 2024 – 184.5 billion).
Note that Table 42: Long-Term Funding and Table

43: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 42: LONG-TERM FUNDING 1
As at
January 31 October 31
Long-term funding by currency 2025

2024
Canadian dollar 25% 25%
U.S. dollar 35 31
Euro 30 33
British pound 5 5
Other 5 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 52% 51%
Covered bonds 40 40
Mortgage securitization 2 7 7
Term asset-backed securities 1 2
Total 100% 100%
1
The table includes funding issued to external investors

only.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 44
The following table represents the remaining

maturity of various sources of funding outstanding

as at January 31, 2025 and October 31, 2024.

TABLE 43: WHOLESALE FUNDING
(millions of Canadian dollars)
As at
January 31 October 31
2025 2024
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
1
$ 308 $ 146 $ 210 $ 396 $ 1,060 $ – $ – $ 1,060 $ 1,856
Bearer deposit notes 43 520 222 762 1,547 – – 1,547 787
Certificates of deposit 7,273 24,686 27,326 41,597 100,882 156 – 101,038 101,168
Commercial paper 7,288 18,724 16,649 16,605 59,266 508 – 59,774 60,339
Covered bonds – 1,800 10,332 144 12,276 22,232 40,813 75,321 75,399
Mortgage securitization 2 64 1,100 1,141 2,008 4,313 4,430 25,091 33,834 32,684
Legacy senior unsecured medium-term
notes 3 – – – 110 110 99 – 209 88
Senior unsecured medium-term notes 4 – 1,750 5,840 11,764 19,354 19,516 59,002 97,872 93,157
Subordinated notes and debentures 5 – – 200 – 200 – 13,471 13,671 11,473
Term asset-backed

securitization
871 1,764 3,985 4,560 11,180 1,273 1,788 14,241 9,604
Other 6 31,592 1,815 18,643 7,995 60,045 832 2,160 63,037 70,951
Total $ 47,439 $ 52,305 $ 84,548 $ 85,941 $ 270,233 $ 49,046 $ 142,325 $ 461,604 $ 457,506
Of which:
Secured $ 6,378 $ 4,664 $ 32,513 $ 13,970 $ 57,525 $ 27,935 $ 67,696 $ 153,156 $ 153,855
Unsecured 41,061 47,641 52,035 71,971 212,708 21,111 74,629 308,448 303,651
Total $ 47,439 $ 52,305 $ 84,548 $ 85,941 $ 270,233 $ 49,046 $ 142,325 $ 461,604 $ 457,506
1

Only includes fixed-term commercial bank deposits.
2

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
3

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
4

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $4.0 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2024 – $4.4 billion).
5

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
6
Includes fixed-term deposits from non-bank institutions (unsecured) of $17.0 billion (October 31, 2024 – $17.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

mortgage-backed securities issued to external

investors for the three
months ended January 31, 2025, was $1.0

billion (three months ended January 31, 2024

– $0.2 billion) and other asset-backed

securities issued for the three
months ended January 31, 2025, was $0.2

billion (three months ended January 31, 2024

– nil). Total unsecured medium-term notes and covered bond issuances for the three months ended January 31, 2025,

were $10.8 billion and nil respectively (three

months ended January 31, 2024 – $0.7 billion and

$4.7 billion).
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. Off-balance sheet commitments include
contractual obligations to make future payments

on certain lease-related commitments, certain

purchase obligations, and other liabilities.

The values of credit
instruments reported in the following

table represent the maximum amount of additional

credit that the Bank could be obligated to extend

should such instruments
be fully drawn or utilized. Since a significant

portion of guarantees and commitments

are expected to expire without being

drawn upon, the total of the contractual
amounts is not representative of expected future

liquidity requirements. These contractual

obligations have an impact on the Bank’s short-term

and long-term
liquidity and capital resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

the Bank’s exposure to interest rate and liquidity risk.

The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank
utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit. Additionally, the Bank issues long-term funding in respect of
such non-trading assets and raises short

term funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 45
TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars) As at
January 31, 2025
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,552
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,552
Interest-bearing deposits with banks
134,675
23
–
–
–
–
–
–
1,742
136,440
Trading loans, securities, and other
1
3,874
5,151
6,767
4,271
4,601
14,146
30,941
30,644
98,460
198,855
Non-trading financial assets at fair
value through profit or loss
31
180
1,582
118
–
747
1,569
710
1,873
6,810
Derivatives
9,774
9,846
6,533
3,712
4,999
12,817
19,357
16,847
–
83,885
Financial assets designated at fair
value through profit or loss
517
230
588
326
132
1,336
1,737
1,433
–
6,299
Financial assets at fair value through
other comprehensive income
2,878
4,287
8,945
8,848
4,975
5,780
26,575
42,157
4,246
108,691
Debt securities at amortized cost,
net of allowances for credit losses
1,396
4,142
6,466
4,194
5,037
25,103
86,156
123,253
(4)
255,743
Securities purchased under
reverse repurchase agreements
2
156,940
26,509
22,642
9,135
2,817
2,291
70
–
1,715
222,119
Loans
Residential mortgages

7,478
8,653
14,748
15,395
5,712
88,490
126,833
66,794
–
334,103
Consumer instalment and other personal
1,037
1,761
2,654
3,930
6,106
28,541
89,568
36,041
63,037
232,675
Credit card
–
–
–
–
–
–
–
–
41,585
41,585
Business and government

54,279
11,215
20,965
18,781
16,552
48,485
95,686
63,275
36,365
365,603
Total loans
62,794
21,629
38,367
38,106
28,370
165,516
312,087
166,110
140,987
973,966
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,654)
(8,654)
Loans, net of allowance for loan losses
62,794
21,629
38,367
38,106
28,370
165,516
312,087
166,110
132,333
965,312
Investment in Schwab
–
–
–
–
–
–
–
–
9,242
9,242
Goodwill
3
–
–
–
–
–
–
–
–
19,579
19,579
Other intangibles
3
–
–
–
–
–
–
–
–
3,163
3,163
Land, buildings, equipment, and other depreciable

assets, and right-of-use assets
3
2
2
2
6
23
81
640
3,201
6,194
10,151
Deferred tax assets
–
–
–
–
–
–
–
–
5,072
5,072
Amounts receivable from brokers, dealers, and clients
26,086
–
32
–
–
–
–
–
–
26,118
Other assets
5,157
6,182
969
397
637
324
302
158
15,397
29,523
Total assets $
410,676
$
78,181
$
92,893
$
69,113
$
51,591
$
228,141
$
479,434
$
384,513
$
299,012
$
2,093,554
Liabilities
Trading deposits $
1,324
$
2,582
$
2,360
$
3,722
$
2,945
$
4,609
$
7,298
$
2,358
$
–
$
27,198
Derivatives
9,519
9,620
5,674
4,291
5,208
10,051
15,276
15,378
–
75,017
Securitization liabilities at fair value
61
278
709
97
1,042
2,917
10,345
5,732
–
21,181
Financial liabilities designated at

fair value through profit or loss

46,170
50,026
50,420
45,040
18,082
666
75
–
221
210,700
Deposits
4,5
Personal
16,640
26,633
25,551
24,109
17,840
16,112
15,001
8
518,578
660,472
Banks
12,890
23
17,055
7,257
1
–
3
1
13,466
50,696
Business and government
20,415
19,054
23,636
10,086
10,346
43,681
75,062
26,934
350,104
579,318
Total deposits
49,945
45,710
66,242
41,452
28,187
59,793
90,066
26,943
882,148
1,290,486
Obligations related to securities sold short
1
3,940
2,337
1,255
832
350
7,008
14,740
14,616
1,008
46,086
Obligations related to securities sold under repurchase

agreements 2
169,636
16,544
2,460
851
455
1,246
20
–
2,644
193,856
Securitization liabilities at amortized cost
–
819
433
147
721
1,514
5,021
3,997
–
12,652
Amounts payable to brokers, dealers, and clients
26,622
–
–
–
–
–
–
–
–
26,622
Insurance contract liabilities
214
412
617
618
651
1,124
1,705
766
803
6,910
Other liabilities
11,800
11,360
7,870
1,336
1,938
1,928
1,604
5,755
6,580
50,171
Subordinated notes and debentures

–
–
200
–
–
–
–
13,471
–
13,671
Equity
–
–
–
–
–
–
–
–
119,004
119,004
Total liabilities and equity $
319,231
$
139,688
$
138,240
$
98,386
$
59,579
$
90,856
$
146,150
$
89,016
$
1,012,408
$
2,093,554
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
22,267
$
25,516
$
36,101
$
22,451
$
24,001
$
56,363
$
180,492
$
4,794
$
2,036
$
374,021
Other commitments
8
116
211
250
194
365
1,018
1,625
377
38
4,194
Unconsolidated structured entity commitments
28
6
133
806
546
109
–
–
–
1,628
Total off-balance sheet commitments $
22,411
$
25,733
$
36,484
$
23,451
$
24,912
$
57,490
$
182,117
$
5,171
$
2,074
$
379,843
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
75

billion of covered bonds with remaining contractual maturities of $
2

billion in ‘over 1 to 3 months’, $
10

billion in ‘over 3 to 6 months’, $
22

billion in ‘over 1 to 2 years’,
$
33

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
633

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments
.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 46
TABLE 44: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars) As at
October 31, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,437
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,437
Interest-bearing deposits with banks
165,665
23
–
–
–
–
–
–
4,242
169,930
Trading loans, securities, and other
1
3,773
4,852
6,777
4,852
4,729
11,756
28,458
27,484
83,089
175,770
Non-trading financial assets at fair value through
profit or loss
–
2
301
1,431
96
702
810
694
1,833
5,869
Derivatives
11,235
12,059
5,501
4,257
2,587
10,485
17,773
14,164
–
78,061
Financial assets designated at fair value through
profit or loss
367
251
486
613
292
1,144
1,865
1,399
–
6,417
Financial assets at fair value through other comprehensive

income
357
7,284
6,250
6,459
9,367
5,766
19,729
34,270
4,415
93,897
Debt securities at amortized cost, net of allowance
for credit losses
1,620
4,237
4,763
6,367
4,072
30,513
93,429
126,617
(3)
271,615
Securities purchased under reverse repurchase

agreements
2
134,310
35,360
19,897
10,119
5,299
1,722
482
–
1,028
208,217
Loans
Residential mortgages

7,502
11,817
13,066
16,074
4,353
86,112
132,381
60,344
–
331,649
Consumer instalment and other personal
974
1,758
2,509
4,077
6,137
28,498
88,052
35,096
61,281
228,382
Credit card
–
–
–
–
–
–
–
–
40,639
40,639
Business and government

55,591
15,405
10,866
19,340
18,982
47,488
98,362
61,904
29,035
356,973
Total loans
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
130,955
957,643
Allowance for loan losses
–
–
–
–
–
–
–
–
(8,094)
(8,094)
Loans, net of allowance for loan losses
64,067
28,980
26,441
39,491
29,472
162,098
318,795
157,344
122,861
949,549
Investment in Schwab
–
–
–
–
–
–
–
–
9,024
9,024
Goodwill
3
–
–
–
–
–
–
–
–
18,851
18,851
Other intangibles
3
–
–
–
–
–
–
–
–
3,044
3,044
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
8
1
4
12
81
562
3,130
6,039
9,837
Deferred tax assets
–
–
–
–
–
–
–
–
4,937
4,937
Amounts receivable from brokers, dealers, and clients
22,115
–
–
–
–
–
–
–
–
22,115
Other assets
6,556
2,478
2,989
556
367
373
312
153
14,397
28,181
Total assets $
416,502
$
95,534
$
73,406
$
74,149
$
56,293
$
224,640
$
482,215
$
365,255
$
273,757
$
2,061,751
Liabilities
Trading deposits $
4,522
$
2,516
$
2,768
$
2,101
$
3,715
$
5,488
$
7,566
$
1,736
$
–
$
30,412
Derivatives
9,923
11,556
5,740
3,319
2,783
8,800
12,877
13,370
–
68,368
Securitization liabilities at fair value
–
1,004
328
644
97
3,313
9,443
5,490
–
20,319
Financial liabilities designated at

fair value through profit or loss

50,711
25,295
51,967
40,280
37,964
1,477
–
–
220
207,914
Deposits
4,5
Personal
14,229
31,997
30,780
16,971
19,064
15,120
15,590
7
497,909
641,667
Banks
14,714
4,287
2,434
16,343
6,954
–
3
–
12,963
57,698
Business and government
23,536
24,136
11,295
19,038
9,020
37,681
76,667
24,144
343,798
569,315
Total deposits
52,479
60,420
44,509
52,352
35,038
52,801
92,260
24,151
854,670
1,268,680
Obligations related to securities sold short
1
1,431
2,392
750
971
603
8,303
10,989
12,610
1,466
39,515
Obligations related to securities sold under repurchase

agreements
2
173,741
21,172
2,096
1,036
30
1,225
23
–
2,577
201,900
Securitization liabilities at amortized cost
119
589
819
438
144
1,843
4,823
3,590
–
12,365
Amounts payable to brokers, dealers, and clients
26,598
–
–
–
–
–
–
–
–
26,598
Insurance-related liabilities
224
448
671
671
705
1,184
1,656
727
883
7,169
Other liabilities
12,396
14,478
7,279
1,114
876
1,886
1,421
5,608
6,820
51,878
Subordinated notes and debentures

–
–
–
200
–
–
–
11,273
–
11,473
Equity
–
–
–
–
–
–
–
–
115,160
115,160
Total liabilities and equity $
332,144
$
139,870
$
116,927
$
103,126
$
81,955
$
86,320
$
141,058
$
78,555
$
981,796
$
2,061,751
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
31,198
$
28,024
$
26,127
$
24,731
$
21,440
$
52,706
$
174,388
$
4,743
$
1,948
$
365,305
Other commitments
8
113
266
270
400
254
1,019
1,591
403
50
4,366
Unconsolidated structured entity commitments
–
–
–
125
766
490
19
–
–
1,400
Total off-balance sheet commitments $
31,311
$
28,290
$
26,397
$
25,256
$
22,460
$
54,215
$
175,998
$
5,146
$
1,998
$
371,071
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
75

billion of covered bonds with remaining contractual maturities of $
2

billion in ‘over 3 months to 6 months’, $
10

billion in ‘over 6 months to 9 months’, $
18

billion in ‘over 1 to
2 years’, $
37

billion in ‘over 2 to 5 years’, and $
8

billion in ‘over 5 years’.
6

Includes $
609

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 47
ISSB – IFRS S1 and IFRS S2
On June 26, 2023, the International Sustainability

Standards Board (ISSB) under the IFRS

Foundation, issued its first two sustainability

standards, IFRS S1
General Requirements for Disclosures of Sustainability-related

Financial Information

and IFRS S2
Climate-related Disclosures . IFRS S1 sets out the disclosure requirements for financially material information

about sustainability-related risks and

opportunities to meet investor information needs,

and IFRS S2 specifically
sets the disclosure requirements

for Climate-related risks and opportunities.

On December 18, 2024, the Canadian Sustainability

Standards Board (CSSB)
released its Canadian Sustainability Disclosure

Standards (CSDS), CSDS 1,
General Requirements for Disclosure

of Sustainability-related Financial Information
,
and CSDS 2, Climate-related Disclosures
, which largely align to IFRS S1 and S2

while providing some additional reliefs on

transition. On the same date, the
Canadian Securities Administrators (CSA)

reiterated its work on a climate-related

disclosure rule and its intention to initially

adopt provisions necessary to support
climate-related disclosures. To become a regulatory requirement in Canada,

the CSSB Standards would need to be incorporated

into a CSA rule. The Bank is
currently assessing the impact of adopting

these standards and monitoring developments

from the CSA.
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2024 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended January 31, 2025.
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third-party originated

assets through Bank-sponsored SEs, including

its Canadian multi-seller conduits which are

not consolidated. These
Canadian multi-seller conduits securitize

Canadian originated third-party assets.

The Bank administers these multi-seller

conduits and provides liquidity facilities

as
well as securities distribution services; it

may also provide credit enhancements.

TD’s total potential exposure to loss through the

provision of liquidity facilities for
multi-seller conduits was $17.9 billion as

at January 31, 2025

(October 31, 2024 – $16.8 billion). As at January

31, 2025, the Bank had funded exposure

of
$16.3 billion under such liquidity facilities relating

to outstanding issuances of asset-backed

commercial paper (October 31, 2024

– $15.4 billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s first quarter

2025 Interim Consolidated Financial Statements

and 2024

Annual Consolidated Financial Statements.

For details
of the Bank’s significant accounting judgments,

estimates, and assumptions under IFRS,

refer to Note 3 of the Bank’s first quarter

2025 Interim Consolidated
Financial Statements and the Bank’s 2024

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three months ended

January 31, 2025.
ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial Statements.

The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of judgments,

estimates,

and assumptions in the assessment of the

current and forward-looking economic

environment.
There remains elevated economic uncertainty, and management

continues to exercise expert credit judgment

in assessing if an exposure has experienced
significant increase in credit risk since initial

recognition and in determining the amount

of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied,

including for risks related to elevated
uncertainty associated with policy and trade,

and such adjustments will be updated as appropriate

in future quarters.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three

months ended January 31, 2025. Refer to Note

2 of the Bank’s 2024 Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s first quarter

2025 Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to accounting
policies, procedures, and estimates.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 48
GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at the balance
sheet date. Allowance for credit losses consists

of Stage 3 allowance for
impaired financial assets and Stage 2 and

Stage 1 allowance for performing
financial assets and off-balance sheet instruments.

The allowance is increased
by the provision for credit losses,

decreased by write-offs net of recoveries and
disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The Bank’s

methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS) : A performance measure calculated by dividing net income attributable to common

shareholders by the weighted
average number of common shares outstanding

for the period. Adjusted basic
EPS is calculated in the same manner using

adjusted net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at the

end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Catastrophe Claims:

Insurance claims that relate to any single

event that
occurred in the period, for which the aggregate

insurance claims are equal to
or greater than an internal threshold of $5

million before reinsurance. The
Bank’s internal threshold may change from time

to time.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment value

to the ending investment value
assuming that the investment has been compounding

over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS:

A performance measure calculated by dividing

net income
attributable to common shareholders by the

weighted average number of
common shares outstanding adjusting

for the effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio:

A ratio represents the percentage of Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly

attributable to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM,

the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 49
Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total revenue.
A lower ratio indicates a more efficient business

operation. Adjusted efficiency
ratio is calculated in the same manner using

adjusted non-interest expenses
and total revenue.
Enhanced Disclosure Task Force (EDTF): Established by the Financial
Stability Board in May 2012, comprised of

banks, analysts, investors, and
auditors, with the goal of enhancing the risk

disclosures of banks and other
financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market

conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receiverships
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio:

A ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance.

Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
attributable to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles,

which are
treated as an item of note, as a percentage of average

Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.
Risk-Weighted Assets (RWA): Assets calculated by applying a regulatory risk-weight factor to on and off-balance sheet

exposures. The risk-weight
factors are established by the OSFI to

convert on and off-balance sheet
exposures to a comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

Contractual cash flows of
a financial asset that are consistent with a

basic lending arrangement.
Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified
period of time.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 50
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and TD

Ameritrade and other acquired intangible
assets, net of related deferred tax liabilities.

It can be utilized in assessing the
Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income on

trading positions, and income from
financial instruments designated at FVTPL

that are managed within a trading
portfolio. Trading-related revenue (TEB) in the Wholesale

Banking segment is
also a non-GAAP financial measure and is

calculated in the same manner,
including TEB adjustments. Both are used

for measuring trading performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 51
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars) January 31, 2025 October 31, 2024
ASSETS
Cash and due from banks $
6,552
$
6,437
Interest-bearing deposits with banks
136,440
169,930
142,992
176,367
Trading loans, securities, and other

(Note 4)
198,855
175,770
Non-trading financial assets at fair value through profit or loss

(Note 4)
6,810
5,869
Derivatives

(Note 4)
83,885
78,061
Financial assets designated at fair value through profit or

loss

(Note 4)
6,299
6,417
Financial assets at fair value through other comprehensive income

(Note 4)
108,691
93,897
404,540
360,014
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
255,743
271,615
Securities purchased under reverse repurchase agreements

222,119
208,217
Loans (Notes 4, 6)
Residential mortgages
334,103
331,649
Consumer instalment and other personal
232,675
228,382
Credit card
41,585
40,639
Business and government
365,603
356,973
973,966
957,643
Allowance for loan losses

(Note 6)
(8,654)
(8,094)
Loans, net of allowance for loan losses
965,312
949,549
Other
Investment in Schwab

(Note 7)
9,242
9,024
Goodwill
19,579
18,851
Other intangibles
3,163
3,044
Land, buildings, equipment, other depreciable assets and

right-of-use assets
10,151
9,837
Deferred tax assets
5,072
4,937
Amounts receivable from brokers, dealers, and clients
26,118
22,115
Other assets

(Note 8)
29,523
28,181
102,848
95,989
Total assets $
2,093,554
$
2,061,751
LIABILITIES
Trading deposits

(Notes 4, 9)
$
27,198
$
30,412
Derivatives

(Note 4)
75,017
68,368
Securitization liabilities at fair value

(Note 4)
21,181
20,319
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 9)
210,700
207,914
334,096
327,013
Deposits (Notes 4, 9)
Personal

660,472

641,667
Banks
50,696
57,698
Business and government
579,318
569,315
1,290,486
1,268,680
Other
Obligations related to securities sold short

(Note 4)
46,086
39,515
Obligations related to securities sold under repurchase agreements
193,856
201,900
Securitization liabilities at amortized cost

(Note 4)
12,652
12,365
Amounts payable to brokers, dealers, and clients
26,622
26,598
Insurance contract liabilities
6,910
7,169
Other liabilities

(Note 10)
50,171
51,878
336,297
339,425
Subordinated notes and debentures (Notes 4, 11)
13,671
11,473
Total liabilities
1,974,550
1,946,591
EQUITY
Shareholders’ Equity
Common shares

(Note 12)
25,528
25,373
Preferred shares and other equity instruments

(Note 12)
11,138
10,888
Treasury – common shares

(Note 12)
(38)
(17)
Treasury – preferred shares and other

equity instruments

(Note 12)
(51)
(18)
Contributed surplus
189
204
Retained earnings
71,718
70,826
Accumulated other comprehensive income (loss)
10,520
7,904
Total equity
119,004
115,160
Total liabilities and equity $
2,093,554
$
2,061,751
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 52
INTERIM CONSOLIDATED STATEMENT OF INCOME (LOSS) (unaudited)
(millions of Canadian dollars, except

as noted)

For the three months ended
January 31 January 31
2025 2024
Interest income 1

(Note 19)
Loans $
13,467
$
12,995

Reverse repurchase agreements
2,606
2,938
Securities
Interest
4,702
5,276
Dividends
523
548
Deposits with banks
1,574
1,056
22,872
22,813
Interest expense (Note 19)
Deposits
11,223
11,484
Securitization liabilities
228
257
Subordinated notes and debentures
135
94
Repurchase agreements and short sales
2,990
3,205
Other
430
285
15,006
15,325
Net interest income
7,866
7,488
Non-interest income
Investment and securities services
2,014
1,745
Credit fees
419
569
Trading income (loss)
1,305
925
Service charges
686
654
Card services
773
762
Insurance revenue
1,870
1,676
Other income (loss)

(Note 5)
(884)
(105)
6,183
6,226
Total revenue
14,049
13,714
Provision for (recovery of) credit losses

(Note 6)
1,212
1,001
Insurance service expenses
1,507
1,366
Non-interest expenses
Salaries and employee benefits
4,650
4,314
Occupancy, including depreciation
512
468
Technology and equipment, including depreciation
689
638
Amortization of other intangibles

187
185
Communication and marketing
341
325
Restructuring charges
–
291
Brokerage-related and sub-advisory fees
129
130
Professional, advisory and outside services
893
565
Other
669
1,114
8,070
8,030
Income before income taxes and share

of net income from investment

in Schwab
3,260
3,317
Provision for (recovery of) income taxes
698
634
Share of net income from investment

in Schwab (Note 7)
231
141
Net income (loss)
2,793
2,824
Preferred dividends and distributions

on other equity instruments
86
74
Net income (loss) attributable to common

shareholders
$
2,707
$
2,750
Earnings (loss) per share

(Canadian dollars)

(Note 16)
Basic $
1.55
$
1.55
Diluted
1.55
1.55
Dividends per common share

(Canadian dollars)
1.05
1.02
1

Includes $
20,746

million and $
20,499

million, for the three months ended January 31, 2025 and January 31, 2024, respectively,

which have been calculated based on the effective
interest rate method (EIRM).
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 53
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars) For the three months ended
January 31 January 31
2025 2024
Net income $
2,793
$
2,824
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value
through other comprehensive income

Change in unrealized gain/(loss)
134
339
Reclassification to earnings of net loss/(gain)
9
(6)
Changes in allowance for credit losses recognized

in earnings
(1)
(1)
Income taxes relating to:
Change in unrealized gain/(loss)
(35)
(85)
Reclassification to earnings of net loss/(gain)
2
3
109
250
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
5,219
(3,883)
Net gain/(loss) on hedges
(3,576)
2,432
Income taxes relating to:
Net gain/(loss) on hedges
993
(676)
2,636
(2,127)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Change in gain/(loss)
1,489
275
Reclassification to earnings of loss/(gain)
(1,184)
2,440
Income taxes relating to:
Change in gain/(loss)
(381)
(89)
Reclassification to earnings of loss/(gain)
281
(658)
205
1,968
Share of other comprehensive income (loss)

from investment in Schwab
(338)
882
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
23
(227)
Income taxes
(5)
63
18
(164)
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Change in net unrealized gain/(loss)
14
200
Income taxes
(3)
(54)
11
146
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
(10)
(54)
Income taxes
3
15
(7)
(39)
Total other comprehensive income (loss)
2,634
916
Total comprehensive income (loss) $
5,427
$
3,740
Attributable to:
Common shareholders $
5,341
$
3,666
Preferred shareholders and other equity instrument

holders

86

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 54
INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended
January 31, 2025 January 31, 2024
Common shares (Note 12)
Balance at beginning of period $
25,373
$
25,434
Proceeds from shares issued on exercise of stock options
25
42
Shares issued as a result of dividend reinvestment plan
130
137
Purchase of shares for cancellation and other
–
(295)
Balance at end of period
25,528
25,318
Preferred shares and other equity instruments (Note 12)

Balance at beginning of period
10,888
10,853
Issuance of shares and other equity instruments
750
–
Redemption of shares and other equity instruments
(500)
–
Balance at end of period
11,138
10,853
Treasury – common shares (Note 12)

Balance at beginning of period
(17)
(64)
Purchase of shares
(3,504)
(3,096)
Sale of shares
3,483
3,102
Balance at end of period
(38)
(58)
Treasury – preferred shares and other equity instruments (Note 12)

Balance at beginning of period
(18)
(65)
Purchase of shares and other equity instruments
(1,120)
(98)
Sale of shares and other equity instruments
1,087
136
Balance at end of period
(51)
(27)
Contributed surplus

Balance at beginning of period
204
155
Net premium (discount) on sale of treasury instruments
(12)
13
Issuance of stock options, net of options exercised

–
5
Other
(3)
(1)
Balance at end of period
189
172
Retained earnings

Balance at beginning of period
70,826
73,008
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
1
–
(10)
Net income attributable to equity instrument holders
2,793
2,824
Common dividends
(1,836)
(1,807)
Preferred dividends and distributions on other equity instruments
(86)
(74)
Share and other equity instrument issue expenses
(2)
–
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 12)
–
(1,428)
Remeasurement gain/(loss) on employee benefit plans
18
(164)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
5
(2)
Balance at end of period
71,718
72,347
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
(208)
(413)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17
1
–
10
Other comprehensive income (loss)
110
241
Allowance for credit losses
(1)
(1)
Balance at end of period

(99)
(163)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period
35
(127)
Other comprehensive income (loss)
16
144
Reclassification of loss/(gain) to retained earnings
(5)
2
Balance at end of period

46
19
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period
(22)
(38)
Other comprehensive income (loss)
(7)
(39)
Balance at end of period

(29)
(77)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period
12,893
12,677
Other comprehensive income (loss)
2,636
(2,127)
Balance at end of period

15,529
10,550
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(2,924)
(5,472)
Other comprehensive income (loss)
205
1,968
Balance at end of period

(2,719)
(3,504)
Share of accumulated other comprehensive income (loss) from investment in Schwab
(2,208)
(2,995)
Total accumulated other comprehensive income
10,520
3,830
Total equity $
119,004
$
112,435
1

Refer to Note 4 of the Bank’s 2024 Annual Consolidated Financial Statements for details on the adoption of IFRS 17.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 55
INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended
January 31 January 31
2025 2024
Cash flows from (used in) operating activities
Net income $
2,793
$
2,824
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses

(Note 6)
1,212
1,001
Depreciation
345
314
Amortization of other intangibles
187
185
Net securities loss/(gain)

(Note 5)
920
(6)
Share of net income from investment in Schwab

(Note 7)
(231)
(141)
Deferred taxes
(70)
(67)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 8, 10)
(237)
164
Securities sold under repurchase agreements
(8,044)
7,275
Securities purchased under reverse repurchase agreements
(13,902)
5,254
Securities sold short
6,571
(1,786)
Trading loans, securities, and other
(23,085)
(9,430)
Loans net of securitization and sales
(17,124)
(9,413)
Deposits
18,592
(17,282)
Derivatives
825
9,241
Non-trading financial assets at fair value through profit or loss
(941)
355
Financial assets and liabilities designated at fair value through profit or loss
2,904
(12,170)
Securitization liabilities
1,149
1,769
Current taxes
(1,581)
1,568
Brokers, dealers, and clients amounts receivable and

payable
(3,979)
(1,214)
Other, including unrealized foreign currency

translation loss/(gain)
(16,583)
1,447
Net cash from (used in) operating activities
(50,279)
(20,112)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 11)
2,112
–
Redemption or repurchase of subordinated notes and

debentures
(67)
(24)
Common shares issued, net of issuance costs

(Note 12)
22
37
Repurchase of common shares, including tax on net value

of share repurchases

(Note 12)
–
(1,723)
Preferred shares and other equity instruments issued,

net of issuance costs

(Note 12)
748
–
Redemption of preferred shares and other equity instruments

(Note 12)
(500)
–
Sale of treasury shares and other equity instruments

(Note 12)
4,558
3,251
Purchase of treasury shares and other equity instruments

(Note 12)
(4,624)
(3,194)
Dividends paid on shares and distributions paid on other equity instruments
(1,792)
(1,744)
Repayment of lease liabilities
(169)
(167)
Net cash from (used in) financing activities
288
(3,564)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
39,040
21,136
Activities in financial assets at fair value through other comprehensive income
Purchases
(20,977)
(7,301)
Proceeds from maturities
8,306
3,308
Proceeds from sales
840
738
Activities in debt securities at amortized cost
Purchases
(7,133)
(3,238)
Proceeds from maturities
12,590
8,707
Proceeds from sales
17,752
498
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(497)
(471)
Net cash acquired from divestitures
–
70
Net cash from (used in) investing activities
49,921
23,447
Effect of exchange rate changes on cash and

due from banks
185
(159)
Net increase (decrease) in cash and due from banks
115
(388)
Cash and due from banks at beginning of period
6,437
6,721
Cash and due from banks at end of period $
6,552
$
6,333
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
1,321
$
582
Amount of interest paid during the period

15,478

15,178
Amount of interest received during the period
22,584
22,282
Amount of dividends received during the period
626
676
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 56
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Retail, Wealth Management and

Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements and accounting principles

followed by the Bank have been prepared in

accordance with
International Financial Reporting Standards

(IFRS), as issued by the International

Accounting Standards Board (IASB), including

the accounting requirements of
the Office of the Superintendent of Financial Institutions

Canada (OSFI).

The Interim Consolidated Financial Statements

are presented in Canadian dollars, unless
otherwise indicated.
These Interim Consolidated Financial Statements

were prepared on a condensed basis in

accordance with International Accounting Standard

34,
Interim
Financial Reporting

using the accounting policies as described

in Note 2 of the Bank’s 2024 Annual Consolidated

Financial Statements. Certain comparative
amounts have been revised to conform

with the presentation adopted in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described in

Note 3 of the Bank’s 2024
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events

in similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three months ended January 31, 2025,

were approved and authorized for issue by

the Bank’s Board of
Directors, in accordance with a recommendation

of the Audit Committee, on February

26, 2025.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2024

Annual Consolidated Financial Statements

and the accompanying Notes, and

the shaded sections of the 2024
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by IFRS.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
There were no new accounting policies adopted

by the Bank for the three months ended

January 31, 2025.
FUTURE CHANGES IN ACCOUNTING

POLICIES
There were no new accounting standards

or amendments issued during the three

months ended January 31, 2025. Refer to Note

2 of the Bank’s 2024 Annual
Consolidated Financial Statements for a description

of future changes in accounting policies.
NOTE 3: SIGNIFICANT ACCOUNTING

JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a materially adverse impact on

the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that the

processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2024

Annual
Consolidated Financial Statements for a description

of significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied,

including for risks related to
elevated uncertainty associated with policy and

trade, and such adjustments will be updated

as appropriate in future quarters.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 57
NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three months ended
January 31, 2025.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
195,194
$
192,005
$
206,815
$
202,667
Other debt securities
60,549
59,641
64,800
63,509
Total debt securities at amortized cost, net of allowance for credit losses
255,743
251,646
271,615
266,176
Total loans, net of allowance for loan losses

965,312
966,640
949,549
949,227
Total financial assets not carried at fair value $
1,221,055
$
1,218,286
$
1,221,164
$
1,215,403
FINANCIAL LIABILITIES
Deposits $
1,290,486
$
1,289,027
$
1,268,680
$
1,266,562
Securitization liabilities at amortized

cost

12,652
12,492
12,365
12,123
Subordinated notes and debentures

13,671

13,961

11,473
11,628
Total financial liabilities not carried at fair value $
1,316,809
$
1,315,480
$
1,292,518
$
1,290,313
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 58
(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on

a recurring basis as at
January 31, 2025 and October 31, 2024.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other
1
Government and government-related securities
Canadian government debt
Federal $
967
$
10,231
$
–
$
11,198
$
691
$
9,551
$
–
$
10,242
Provinces

–
7,057
–
7,057
–
6,398
–
6,398
U.S. federal, state, municipal governments,

and agencies debt
–
22,890
–
22,890
–
18,861
–
18,861
Other OECD 2

government-guaranteed debt
–
9,475
–
9,475
–
9,722
–
9,722
Mortgage-backed securities
–
1,237
–
1,237
–
1,352
–
1,352
Other debt securities
Canadian issuers

–
7,171
10
7,181
–
6,611
12
6,623
Other issuers
–
17,043
1
17,044
–
15,845
14
15,859
Equity securities
76,844
56
8
76,908
68,682
34
12
68,728
Trading loans

–
24,178
–
24,178
–
23,518
–
23,518
Commodities
21,136
550
–
21,686
13,504
962
–
14,466
Retained interests
–
1
–
1
–
1
–
1

98,947
99,889
19
198,855
82,877
92,855
38
175,770
Non-trading financial assets at fair value

through profit or loss
Securities
407
1,738
1,287
3,432
391

1,188
1,233
2,812
Loans
–
3,378
–
3,378
–
3,057
–
3,057
407
5,116
1,287
6,810
391
4,245
1,233
5,869
Derivatives
Interest rate contracts

4
16,582
–
16,586
2

15,440
–
15,442
Foreign exchange contracts

40
56,711
23
56,774
47
51,001
13
51,061
Credit contracts

–
18
–
18
–
6
–
6
Equity contracts

118
6,649
–
6,767
64
6,167
–
6,231
Commodity contracts

376
3,349
15
3,740
548
4,756
17
5,321
538
83,309
38
83,885
661
77,370
30
78,061
Financial assets designated at
fair value through profit or loss
Securities
1
–
6,299
–
6,299
–

6,417
–
6,417
–
6,299
–
6,299
–
6,417
–
6,417
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
–
16,457
–
16,457
–
18,139
–
18,139
Provinces

–
21,911
–
21,911
–
21,270
–
21,270
U.S. federal, state, municipal governments,

and agencies debt
–
45,217
–
45,217
–
35,197
–
35,197
Other OECD government-guaranteed debt
–
5,251
–
5,251
–
1,679
–
1,679
Mortgage-backed securities
–
2,093
–
2,093
–
2,137
–
2,137
Other debt securities
Asset-backed securities
–
3,032
–
3,032
–
1,384
–
1,384
Corporate and other debt
–
10,264
3
10,267
–
9,439
7
9,446
Equity securities
1,070
2
3,174
4,246
1,058
2
3,355
4,415
Loans
–
217
–
217
–
230
–
230

1,070
104,444
3,177
108,691
1,058
89,477
3,362
93,897
Securities purchased under reverse
repurchase agreements
–
8,800
–
8,800
–
10,488
–
10,488
FINANCIAL LIABILITIES
Trading deposits

–

26,739

459

27,198

–
29,907
505
30,412
Derivatives

Interest rate contracts

4
14,100
155
14,259
3

13,283

158

13,444
Foreign exchange contracts

56
47,169
2
47,227
30
40,936
12
40,978
Credit contracts

–
456
–
456
–
403
–
403
Equity contracts

–
8,869
29
8,898
–
7,974
24
7,998
Commodity contracts

389
3,769
19
4,177
673
4,845
27
5,545
449
74,363
205
75,017
706
67,441
221

68,368
Securitization liabilities at fair value
–
21,181
–
21,181
–

20,319

–

20,319
Financial liabilities designated at fair value
through profit or loss
–
210,699
1
210,700
–

207,890

24

207,914
Obligations related to securities sold short 1

3,111
42,975
–
46,086
1,783

37,732

–

39,515
Obligations related to securities sold
under repurchase agreements
–
12,236
–
12,236
–
9,736
–
9,736
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Co-operation and Development (OECD).
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values

as at the end of each
reporting period.

There were no significant transfers between

Level 1 and Level 2 during the three months

ended January 31, 2025

and January 31, 2024.
There were no significant transfers between

Level 2 and Level 3 during the three

months ended January 31, 2025

and January 31, 2024.

There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three

months ended
January 31, 2025, and January 31, 2024.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 59
(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three
months ended January 31, 2025 and January

31, 2024.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
November 1 Included Included Purchases/ Sales/ Into Out of January 31 instruments
2024 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2025 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
26
–
–
–
(15)
–
–
11
(1)
Equity securities
12
2
–
1
(7)
–
–
8
–

38
2
–
1
(22)
–
–
19

(1)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,233
30
–
43
(19)
–
–
1,287
7
1,233
30
–
43
(19)
–
–
1,287
7
Financial assets at fair value
through other

comprehensive income
Other debt securities
7
–
–
–
(4)
–
–
3
–
Equity securities

3,355
–
–
2
(183)
–
–
3,174
–

$
3,362
$
–
$
–
$
2
$
(187)
$
–
$
–
$
3,177
$
–
FINANCIAL LIABILITIES
Trading deposits
6
$
(505)
$
4
$
–
$
(72)
$
114
$
–
$
–
$
(459)
$
6
Derivatives 7
Interest rate contracts

(158)
(6)
–
–
9
–
–
(155)

2
Foreign exchange contracts
1
6
–
–
5
7
2
21
11
Equity contracts
(24)
(5)
–
–
(1)
1
–
(29)
(7)
Commodity contracts
(10)
6
–
–
–
–
–
(4)
7

(191)
1
–
–
13
8
2
(167)

13
Financial liabilities designated
at fair value
through profit or loss

(24)
–
–
(6)
29
–
–
(1)

–
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of January 31 instruments
2023 in income
2
in OCI
4
Issuances Settlements Level 3 Level 3 2024 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
67
$
–
$
–
$
–
$
(33)
$
–
$
–
$
34
$
(1)
Other debt securities
65
3
–
72
(81)
2
–
61
(1)
Equity securities
10
(1)
–
–
(2)
–
–
7
–

142
2
–
72
(116)
2
–
102

(2)
Non-trading financial
assets at fair value
through profit or loss
Securities
980
13
–
91
(5)
–
–
1,079
17
980
13
–
91
(5)
–
–
1,079
17
Financial assets at fair value
through other

comprehensive income
Other debt securities
27
–
(3)
3
(1)
–
–
26
(3)
Equity securities

2,377
–
(10)
6
(231)
–
–
2,142
2

$
2,404
$
–
$
(13)
$
9
$
(232)
$
–
$
–
$
2,168
$
(1)
FINANCIAL LIABILITIES
Trading deposits 6 $
(985)
$
(24)
$
–
$
(56)
$
21
$
–
$
5
$
(1,039)
$
(43)
Derivatives 7
Interest rate contracts

(126)
(23)
–
–
12
–
–
(137)
(12)
Foreign exchange contracts
(6)
2
–
–
–
–
3
(1)
(1)
Equity contracts
(21)
(6)
–
–
–
(1)
–
(28)
(5)
Commodity contracts
(1)
10
–
–
(19)
–
–
(10)
(17)

(154)
(17)
–
–
(7)
(1)
3
(176)
(35)
Financial liabilities designated
at fair value
through profit or loss

(22)
38
–
(54)
14
–
–
(24)
38
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Other comprehensive income.
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
38

million (January 31, 2024 – $
10

million; October 31, 2024/November 1, 2024 – $
30

million; October 31, 2023/November 1, 2023 – $
22

million) and
derivative liabilities of $
205

million (January 31, 2024 – $
186

million; October 31, 2024/November 1, 2024 – $
221

million; October 31, 2023/November 1, 2023 – $

million) which have
been netted in this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 60
NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at January 31, 2025

and October 31, 2024.

Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
16,603
$
15
$
(161)
$
16,457
$
18,281
$
17
$
(159)
$
18,139
Provinces
21,893
80
(62)
21,911
21,263
77
(70)
21,270
U.S. federal, state, municipal governments, and

agencies debt

45,288
58
(129)
45,217
35,371
22
(196)
35,197
Other OECD government-guaranteed debt
5,249
8
(6)
5,251
1,687
1
(9)
1,679
Mortgage-backed securities
2,072
25
(4)
2,093
2,125
17
(5)
2,137
91,105
186
(362)
90,929
78,727
134
(439)
78,422
Other debt securities

Asset-backed securities
3,037
3
(8)
3,032
1,397
1
(14)
1,384
Corporate and other debt
10,228
98
(59)
10,267
9,419
77
(50)
9,446
13,265
101
(67)
13,299
10,816
78
(64)
10,830
Total debt securities
104,370
287
(429)
104,228
89,543
212
(503)
89,252
Equity securities

Common shares
3,633
174
(82)
3,725
3,810
176
(72)
3,914
Preferred shares
626
49
(154)
521
632
29
(160)
501
4,259
223
(236)
4,246
4,442
205
(232)
4,415
Total securities at fair value through

other comprehensive income
$
108,629
$
510
$
(665)
$
108,474
$
93,985
$
417
$
(735)
$
93,667
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
January 31, 2025

and October 31, 2024, and dividend income

recognized on these securities for

the three months ended January 31, 2025 and

January 31, 2024.

Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended
January 31, 2025 October 31, 2024 January 31, 2025 January 31, 2024
Fair value

Dividend income recognized

Common shares $
3,725
$
3,914
$
27
$
17

Preferred shares
521
501
39
38
Total $
4,246
$
4,415
$
66
$
55
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stock in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended
January 31, 2025 January 31, 2024
Equity Securities
Fair value $
64
$
42
Cumulative realized gain/(loss)
6
–
FHLB Stock
Fair value
318
159

Cumulative realized gain/(loss)
–
–
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The Bank disposed of certain debt securities

measured at amortized cost and FVOCI

during the quarter. The following table summarizes the net realized gains
and losses on securities disposed of during

the three months ended January 31, 2025

and January 31, 2024, which are included

in Other income (loss) on the
Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses) 1
(millions of Canadian dollars) For the three months ended
January 31, 2025 January 31, 2024
Debt securities at amortized cost $
(911)
$
–
Debt securities at fair value through other

comprehensive income
(9)
6
Total $
(920)
$
6
1
Includes $
923

million (US$
649

million) (three months ended January 31, 2024 –
nil ) of pre-tax losses on debt securities related to the balance sheet restructuring initiative undertaken in the U.S. Retail segment. Refer to Note 26 of the Bank’s 2024 Annual Consolidated Financial Statements

for additional information regarding the asset limitation on TD’s two U.S. bank subsidiaries. As of February 26, 2025, the Bank has sold additional debt securities during the second quarter of fiscal 2025, resulting in approximately $
281

million (US$

million) of
additional pre-tax losses on debt securities.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 61
(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2024

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management purposes, presenting

separately those debt securities that are

subject to Stage 1, Stage 2, and Stage 3

allowances. Refer to the “Allowance

for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities 1
Investment grade $
359,491
$
–
$ n/a 2 $
359,491
$
360,272
$
–
$ n/a $
360,272
Non-investment grade
312
111
n/a
423
439
91
n/a
530
Watch and classified n/a
60
n/a
60
n/a
68
n/a
68
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
359,803
171
–
359,974
360,711
159
–
360,870
Allowance for credit losses on debt securities
at amortized cost
3
–
–
3
3
–
–
3
Total debt securities, net of

allowance
$
359,800
$
171
$
–
$
359,971
$
360,708
$
159
$
–
$
360,867
1
Includes debt securities backed by government-guaranteed loans of $
112

million (October 31, 2024 – $
113

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at January 31, 2025, total debt securities,

net of allowance,

in the table above, include debt securities

measured at amortized cost, net of allowance,

of
$
255,743

million (October 31, 2024 – $
271,615

million), and debt securities measured at

FVOCI of $
104,228

million (October 31, 2024 – $
89,252

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

January 31, 2025 and
October 31, 2024, was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS
The following table provides details regarding

the Bank’s loans as at January 31, 2025 and October

31, 2024.

Loans

(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Residential mortgages $
334,103
$
331,649
Consumer instalment and other personal
232,675
228,382
Credit card
41,585
40,639
Business and government
365,603
356,973

973,966
957,643
Loans at FVOCI

(Note 4)
217
230
Total loans
974,183
957,873
Total allowance for loan losses
8,655
8,094
Total loans, net of allowance $
965,528
$
949,779
Business and government loans and loans

at FVOCI are grouped together as reflected

below for presentation in the “Loans by

Risk Ratings” table.

Loans – Business and Government

(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Loans at amortized cost $
365,603
$
356,973
Loans at FVOCI

(Note 4)
217
230
Loans
365,820
357,203
Allowance for loan losses
3,864
3,583
Loans, net of allowance $
361,956
$
353,620

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 62
(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2024 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans and credit risk exposures

on loan commitments and financial guarantee

contracts by internal risk
ratings for credit risk management purposes,

presenting separately those that are

subject to Stage 1, Stage 2, and Stage 3

allowances.

Loans by Risk Ratings

(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages
1,2,3
Low Risk $
244,306
$
667
$ n/a $
244,973
$
238,101
$
655
$ n/a $
238,756
Normal Risk
61,347
14,132
n/a
75,479
65,318
13,620
n/a
78,938
Medium Risk
360
9,236
n/a
9,596
370
9,614
n/a
9,984
High Risk
6
3,159
409
3,574
5
3,201
347
3,553
Default n/a n/a
481
481
n/a n/a
418
418
Total loans
306,019
27,194
890
334,103
303,794
27,090
765
331,649
Allowance for loan losses
114
181
73
368
116
189
60
365
Loans, net of allowance
305,905
27,013
817
333,735
303,678
26,901
705
331,284
Consumer instalment and other personal 4

Low Risk
104,356
2,550
n/a
106,906
101,171
2,624
n/a
103,795
Normal Risk
66,013
12,497
n/a
78,510
66,105
12,054
n/a
78,159
Medium Risk
27,687
6,101
n/a
33,788
27,188
6,352
n/a
33,540
High Risk
4,090
8,313
447
12,850
4,017
7,881
412
12,310
Default n/a n/a
621
621
n/a n/a
578
578
Total loans
202,146
29,461
1,068
232,675
198,481
28,911
990
228,382
Allowance for loan losses
658
1,175
282
2,115
667
1,120
262
2,049
Loans, net of allowance
201,488
28,286
786
230,560
197,814
27,791
728
226,333
Credit card

Low Risk
9,775
15
n/a
9,790
6,902
16
n/a
6,918
Normal Risk
11,866
191
n/a
12,057
11,714
188
n/a
11,902
Medium Risk
11,929
1,099
n/a
13,028
12,908
1,122
n/a
14,030
High Risk
2,522
3,584
472
6,578
2,832
4,382
437
7,651
Default n/a n/a
132
132
n/a n/a
138
138
Total loans
36,092
4,889
604
41,585
34,356
5,708
575
40,639
Allowance for loan losses
731
1,079
498
2,308
704
1,015
378
2,097
Loans, net of allowance
35,361
3,810
106
39,277
33,652
4,693
197
38,542
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
161,478
134
n/a
161,612
158,425
102
n/a
158,527
Non-investment grade or Medium Risk
171,458
11,977
n/a
183,435
166,892
11,851
n/a
178,743
Watch and classified or High Risk
578
17,304
118
18,000
704
16,610
89
17,403
Default n/a n/a
2,773
2,773
n/a n/a
2,530
2,530
Total loans
333,514
29,415
2,891
365,820
326,021
28,563
2,619
357,203
Allowance for loan losses
1,095
1,804
965
3,864
983
1,758
842
3,583
Loans, net of allowance
332,419
27,611
1,926
361,956
325,038
26,805
1,777
353,620
Total loans
877,771
90,959
5,453
974,183
862,652
90,272
4,949
957,873
Total allowance for loan losses
2,598
4,239
1,818
8,655
2,470
4,082
1,542
8,094
Total loans, net of allowance $
875,173
$
86,720
$
3,635
$
965,528
$
860,182
$
86,190
$
3,407
$
949,779
1
Includes impaired loans with a balance of $
212

million (October 31, 2024 – $
259

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $
24

billion (October 31, 2024 – $
24

billion) and $
3

billion (October 31, 2024 –
$
3

billion), respectively.
3
Includes insured mortgages of $
71

billion (October 31, 2024 – $
71

billion).
4

Includes Canadian government-insured real estate personal loans of $
5

billion (October 31, 2024 – $
6

billion).
5
Includes loans guaranteed by government agencies of $
24

billion (October 31, 2024 – $
24

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 63
Loans by Risk Ratings (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
322,804
$
1,281
$ n/a $
324,085
$
268,234
$

1,365
$

n/a $
269,599
Normal Risk
55,011
1,331
n/a
56,342
93,576
1,332
n/a
94,908
Medium Risk
14,826
1,094
n/a
15,920
18,562
1,247
n/a
19,809
High Risk
1,093
710
–
1,803
1,126
1,181
–
2,307
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
300,630
–
n/a
300,630
287,830
–
n/a
287,830
Non-investment grade
104,961
6,875
n/a
111,836
99,866
6,968
n/a
106,834
Watch and classified
490
6,122
–
6,612
328
5,418
–
5,746
Default n/a n/a
133
133
n/a n/a
252
252
Total off-balance sheet credit
instruments
799,815
17,413
133
817,361
769,522
17,511
252
787,285
Allowance for off-balance sheet credit

instruments
398
535
6
939
439
593
11
1,043
Total off-balance sheet credit
instruments, net of allowance $
799,417
$
16,878
$
127
$
816,422
$
769,083
$
16,918
$
241
$
786,242
1
Excludes mortgage commitments.
2

Includes $
396

billion (October 31, 2024 – $
384

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
69

billion (October 31, 2024 – $
66

billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three months ended January 31, 2025

and January 31, 2024,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
January 31, 2025 January 31, 2024
Residential mortgages $
365
$
(1)
$
(1)
$
5
$
368
$
403
$
8
$
(2)
$
1
$
410
Consumer instalment and other
personal
2,133
356
(334)
34
2,189
1,895
382
(275)
(23)
1,979
Credit card
2,699
450
(436)
84
2,797
2,577
430
(369)
(61)
2,577
Business and government
3,940
407
(186)
79
4,240
3,310
181
(113)
(79)
3,299
Total allowance for loan losses,
including off-balance sheet
instruments
9,137
1,212
(957)
202
9,594
8,185
1,001
(759)
(162)
8,265
Debt securities at amortized cost
3
–
–
–
3
2
–
–
–
2
Debt securities at FVOCI
1
–
–
–
1
2
–
–
(1)
1
Total allowance for credit
losses on debt securities
4
–
–
–
4
4
–
–
(1)
3
Total allowance for credit losses $
9,141
$
1,212
$
(957)
$
202
$
9,598
$
8,189
$
1,001
$
(759)
$
(163)
$
8,268
Comprising:
Allowance for credit losses on
loans at amortized cost $
8,094

$
8,654
$
7,136

$
7,265
Allowance for credit losses on
loans at FVOCI
–
1
–
–
Allowance for loan losses
8,094
8,655
7,136
7,265
Allowance for off-balance sheet
instruments
1,043
939
1,049
1,000

Allowance for credit losses on

debt securities
4
4
4
3

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 64
(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by

stage as at and for the three months ended

January 31, 2025 and
January 31, 2024.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
January 31, 2025 January 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential Mortgages
Balance at beginning of period $
116
$
189
$
60
$
365
$
154
$
192
$
57
$
403
Provision for credit losses
Transfer to Stage 1 1
35
(34)
(1)
–
36
(33)
(3)
–
Transfer to Stage 2
(6)
11
(5)
–
(10)
15
(5)
–
Transfer to Stage 3
–
(11)
11
–
–
(9)
9
–
Net remeasurement due to transfers into stage 2
(7)
4
–
(3)
(6)
7
–
1
New originations or purchases 3
7
n/a n/a
7
8
n/a n/a
8
Net repayments 4
(1)
(1)
–
(2)
(1)
–
–
(1)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(4)
(4)
(6)
(14)
(2)
(5)
(4)
(11)
Changes to risk, parameters, and models 6
(28)
26
13
11
(40)
45
6
11
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1)
(1)
–
–
(2)
(2)
Recoveries
–
–
–
–
–
–
–
–
Foreign exchange and other adjustments
2
1
2
5
(2)
–
3
1
Balance at end of period $
114
$
181
$
73
$
368
$
137
$
212
$
61
$
410
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
696
$
1,175
$
262
$
2,133
$
688
$
1,010
$
197
$
1,895
Provision for credit losses
Transfer to Stage 1 1
185
(184)
(1)
–
131
(130)
(1)
–
Transfer to Stage 2
(64)
87
(23)
–
(72)
91
(19)
–
Transfer to Stage 3
(3)
(73)
76
–
(3)
(60)
63
–
Net remeasurement due to transfers into stage 2
(82)
76
2
(4)
(54)
86
2
34
New originations or purchases 3
84
n/a n/a
84
89
n/a n/a
89
Net repayments 4
(22)
(25)
(4)
(51)
(18)
(21)
(3)
(42)
Derecognition of financial assets (excluding
disposals and write-offs) 5
(21)
(30)
(10)
(61)
(17)
(20)
(10)
(47)
Changes to risk, parameters, and models 6
(102)
181
309
388
(71)
146
273
348
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(412)
(412)
–
–
(347)
(347)
Recoveries
–
–
78
78
–
–
72
72
Foreign exchange and other adjustments
12
17
5
34
(9)
(12)
(2)
(23)
Balance, including off-balance sheet instruments,
at end of period
683
1,224
282
2,189
664
1,090
225
1,979
Less: Allowance for off-balance sheet instruments 7
25
49
–
74
30
55
–
85
Balance at end of period $
658
$
1,175
$
282
$
2,115
$
634
$
1,035
$
225
$
1,894
Credit Card 8
Balance, including off-balance sheet instruments,
at beginning of period $
947
$
1,374
$
378
$
2,699
$
988
$
1,277
$
312
$
2,577
Provision for credit losses
Transfer to Stage 1 1
485
(474)
(11)
–
246
(239)
(7)
–
Transfer to Stage 2
(86)
107
(21)
–
(95)
111
(16)
–
Transfer to Stage 3
(5)
(242)
247
–
(6)
(223)
229
–
Net remeasurement due to transfers into stage 2
(222)
112
7
(103)
(108)
139
7
38
New originations or purchases 3
36
n/a n/a
36
39
n/a n/a
39
Net repayments 4
18
4
18
40
22
5
17
44
Derecognition of financial assets (excluding
disposals and write-offs) 5
(27)
(22)
(75)
(124)
(10)
(16)
(84)
(110)
Changes to risk, parameters, and models 6
(247)
473
375
601
(175)
300
294
419
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(529)
(529)
–
–
(444)
(444)
Recoveries
–
–
93
93
–
–
75
75
Foreign exchange and other adjustments
28
40
16
84
(21)
(29)
(11)
(61)
Balance, including off-balance sheet instruments,
at end of period
927
1,372
498
2,797
880
1,325
372
2,577
Less: Allowance for off-balance sheet instruments 7
196
293
–
489
240
366
–
606
Balance at end of period $
731
$
1,079
$
498
$
2,308
$
640
$
959
$
372
$
1,971
1
Transfers represent stage transfer movements prior to ECL remeasurement.

2

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2024

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

3

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

5

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2024 Annual Consolidated Financial Statements for further details.

7

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
8

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2024 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 65
Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
January 31, 2025 January 31, 2024
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Business and Government 1
Balance, including off-balance sheet instruments,
at beginning of period $
1,150
$
1,937
$
853
$
3,940
$
1,319
$
1,521
$
470
$
3,310
Provision for credit losses
Transfer to Stage 1
2
88
(88)
–
–
62
(62)
–
–
Transfer to Stage 2
(153)
158
(5)
–
(117)
120
(3)
–
Transfer to Stage 3
(3)
(152)
155
–
(14)
(55)
69
–
Net remeasurement due to transfers into stage
2
(28)
58
1
31
(21)
42
4
25
New originations or purchases
2
300
n/a n/a
300
271
n/a n/a
271
Net repayments
2
17
(19)
(10)
(12)
8
(8)
(26)
(26)
Derecognition of financial assets (excluding
disposals and write-offs)
2
(169)
(196)
(76)
(441)
(172)
(99)
(45)
(316)
Changes to risk, parameters, and models
2
29
250
250
529
(162)
202
187
227
Disposals
–
–
(9)
(9)
–
–
–
–
Write-offs
–
–
(202)
(202)
–
–
(124)
(124)
Recoveries
–
–
16
16
–
–
11
11
Foreign exchange and other adjustments
41
49
(2)
88
(35)
(30)
(14)
(79)
Balance, including off-balance sheet instruments,
at end of period
1,272
1,997
971
4,240
1,139
1,631
529
3,299
Less: Allowance for off-balance sheet instruments
3
177
193
6
376
154
151
4
309
Balance at end of period
1,095
1,804
965
3,864
985
1,480
525
2,990
Total Allowance, including

off-balance sheet

instruments, at end of period
2,996
4,774
1,824
9,594
2,820
4,258
1,187
8,265
Less: Total Allowance for

off-balance sheet

instruments 3
398
535
6
939
424
572
4
1,000
Total Allowance for Loan Losses

at end of period
$
2,598
$
4,239
$
1,818
$
8,655
$
2,396
$
3,686
$
1,183
$
7,265
1
Includes allowance for loan losses related to customers’ liability under acceptances.
2

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
3

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans,

the key macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2024 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been a

significant increase in credit
risk and in measuring ECLs.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 66
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period.
The following table sets out average values

of the macroeconomic variables over the

four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at January 31, 2025.

As the forecast period increases, information

about the future becomes less readily available

and projections
are anchored on assumptions around structural

relationships between economic parameters

that are inherently much less certain.

The baseline forecasts reflect
some tempering to growth considering policy

and trade uncertainty, but do not factor in the pending

March 4, 2025 tariffs by the U.S. administration on

Canada
and Mexico as well as retaliatory actions.

These actions – along with the potential

for additional measures on these and other

countries – represent a significant
downside risk to the global outlook.
Macroeconomic Variables
As at
January 31, 2025
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q1 2025- 4-year Q1 2025- 4-year Q1 2025- 4-year
Q4 2025 1 period 1 Q4 2025 1 period 1 Q4 2025 1 period 1

Unemployment rate
Canada
6.5
%
5.9
%
5.7
%
5.6
%
7.6
%
7.2
%
United States
4.3
4.0
3.9
3.8
5.4
5.4
Real GDP
Canada
1.7
1.9
2.0
2.2
(0.5)
2.2
United States
2.0
1.9
2.7
2.3
(0.2)
2.3
Home prices
Canada (average existing price) 2
8.0
2.7
8.7
3.2
(3.7)
3.2
United States (CoreLogic HPI)
3
3.3
3.0
5.1
3.7
(6.1)
4.0
Central bank policy interest rate
Canada
2.63
2.25
3.25
2.55
1.63
1.56
United States
3.88
3.02
4.50
3.31
2.31
2.19
U.S. 10-year treasury yield
4.02
3.70
4.50
4.01
3.78
3.61
U.S. 10-year BBB spread (%-pts)
1.71
1.80
1.43
1.74
2.48
2.10
Exchange rate (U.S. dollar/Canadian dollar) $
0.70
$
0.75
$
0.73
$
0.76
$
0.66
$
0.70
1
The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts and

respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase in

credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted ECLs,

with the latter derived from three ECL

scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
January 31, 2025 October 31, 2024
Probability-weighted ECLs $
7,770
$
7,584
Base ECLs
7,379
7,185
Difference – in amount $
391
$
399
Difference – in percentage
5.3
%
5.6
%
ECLs for performing loans and off-balance sheet instruments

consist of an aggregate amount of Stage 1 and

Stage 2 probability-weighted ECLs

which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant increase

in credit risk since initial recognition

of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting all

performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs, holding

all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
January 31, 2025 October 31, 2024
Probability-weighted ECLs $
7,770
$
7,584
All performing loans and off-balance sheet instruments

using 12-month ECLs
5,908
5,631
Incremental lifetime ECLs impact $
1,862
$
1,953
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
174

million as at January 31, 2025 (October 31, 2024

– $
126

million) and were recorded in Other assets

on the Interim Consolidated
Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 67
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet

their payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
January 31, 2025 October 31, 2024

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
345
$
193
$
538
$
443
$
111
$
554
Consumer instalment and other personal
990
367
1,357
983
335
1,318
Credit card
392
261
653
375
269
644
Business and government
198
136
334
244
83
327
Total

$
1,925
$
957
$
2,882
$
2,045
$
798
$
2,843
1
Includes loans that are measured at FVOCI.

(i)

SALE OF U.S. RESIDENTIAL MORTGAGE

LOANS
Subsequent to quarter end, the Bank reached

an agreement to sell approximately US$
9

billion of certain U.S. residential mortgage loans

(correspondent lending
loans), which is expected to result in

a recognition of a pre-tax loss of approximately

US$
600

million in the second quarter of 2025. The

sale relates to the U.S.
balance sheet restructuring activities outlined

in the fourth quarter of fiscal 2024.

NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

As at January 31, 2025, the Bank had

significant influence over The Charles Schwab

Corporation (“Schwab”) and the ability

to participate in the financial and
operational policy-making decisions

of Schwab through a combination of the Bank’s ownership,

board representation and the insured

deposit account agreement
(“IDA Agreement”) between the Bank and

Schwab. As such, the Bank accounted

for its investment in Schwab using the equity

method. The Bank’s share of
Schwab’s earnings available to common shareholders

was reported with a one-month lag. The Bank

took into account changes in the one-month

lag period that
would significantly affect the results.
On August 21, 2024, the Bank sold
40.5

million shares of common stock of Schwab for

proceeds of approximately $
3.4

billion (US$
2.5

billion). The share sale
reduced the Bank’s ownership interest in Schwab

from
12.3
% to
10.1
%. The Bank recognized approximately

$
1.0

billion (US$
0.7

billion) as other income (net of
$
0.5

billion (US$
0.4

billion) loss from AOCI reclassified

to earnings), in the fourth quarter of fiscal 2024.

As at January 31, 2025, the Bank’s reported investment

in Schwab was approximately
10.1
% (October 31, 2024 –
10.1
%), which consisted of
7.5
% of the
outstanding voting common shares and the remainder

in non-voting common shares of Schwab

with an aggregate fair value of $
22

billion (US$
15

billion) (October
31, 2024 – $
18

billion (US$
13

billion)) based on the closing price of

US$
82.72

(October 31, 2024 – US$
70.83
) on the New York Stock Exchange.
As at January 31, 2025, the Bank and Schwab

were party to a stockholder agreement

(the “Stockholder Agreement”) under

which the Bank had the right to
designate two members of Schwab’s Board of

Directors and had representation on two Board

Committees, subject to the Bank meeting

certain conditions. The
Bank’s designated directors as at January 31, 2025

were the Bank’s Group President and Chief Executive

Officer and the Bank’s former Chair of the Board. Under
the Stockholder Agreement, the Bank was not

permitted to own more than
9.9
% voting common shares of Schwab, and

the Bank was subject to customary
standstill restrictions and subject to certain

exceptions, transfer restrictions.

The carrying value of the Bank’s investment in

Schwab of $
9.2

billion as at January 31, 2025 (October

31, 2024 – $
9.0

billion) represented the Bank’s share of
Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles,

and cumulative translation adjustment.

The Bank’s share of net income from its investment
in Schwab of $
231

million during the three months ended January

31, 2025 (January 31, 2024 – $
141

million), reflects net income after adjustments

for
amortization of certain intangibles net of tax.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab.
Immediately prior to the sale, TD held
184.7

million shares of Schwab’s common stock, representing
10.1
% economic ownership. The sale of the shares

resulted
in proceeds of approximately $
21.0

billion (US$
14.6

billion). In the second quarter of fiscal 2025,

the Bank is expected to recognize a net

gain on sale of its
investment in Schwab of approximately $
8.6

billion (US$
5.8

billion). This gain is net of the release

of related cumulative foreign currency translation

from AOCI, the
release of AOCI on designated net investment

hedging items, direct transaction costs, and

taxes. The Bank will also recognize $
0.2

billion of underwriting fees in
its Wholesale segment as a result of TD

Securities acting as a lead bookrunner on

the transaction.

The transaction is expected to increase

Common Equity Tier 1 (CET1) capital by approximately
238

bps, based on the Bank’s CET1 capital as at
January 31, 2025. The Bank continues to have

a business relationship with Schwab through

the IDA Agreement. The Stockholder Agreement

was terminated by
the Bank’s sale of its equity investment in Schwab

and the Bank will discontinue recording

its share of earnings available to common

shareholders from its
investment in Schwab in the second quarter

of fiscal 2025.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 68
The following tables represent the gross

amount of Schwab’s total assets, liabilities, net revenues,

net income available to common stockholders,

other
comprehensive income (loss), and comprehensive

income (loss).
Summarized Financial Information
(millions of Canadian dollars) As at
December 31 September 30
2024 2024
Total assets $
690,710
$
630,363
Total liabilities
621,077
566,502
(millions of Canadian dollars) For the three months ended
December 31 December 31
2024 2023
Total net revenues $
7,455
$
6,073
Total net income available to common stockholders
2,402
1,261
Total other comprehensive income (loss)
(322)
3,570
Total comprehensive income (loss)

2,080

4,831
Insured Deposit Account Agreement
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with an

initial expiration date of
July 1, 2031. Under the 2019 Schwab IDA

Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by

up to US$
10

billion per year (subject
to certain limitations and adjustments),

with a floor of US$
50

billion. In addition, Schwab requested some

further operational flexibility to allow for the

sweep
deposit balances to fluctuate over time, under

certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
are designated as floating-rate obligations.

In comparison to the 2019 Schwab IDA Agreement,

the 2023 Schwab IDA Agreement extends

the initial expiration date
by three years to July 1, 2034 and provides

for lower deposit balances in its first six

years, followed by higher balances in

the later years. Specifically, until
September 2025, the aggregate FROA

will serve as the floor. Thereafter, the floor will be set at US$
60

billion. In addition, Schwab had the option

to buy down up
to $
6.8

billion (US$
5

billion) of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits.

During the first quarter of fiscal 2024, Schwab

exercised its option to buy down the remaining

$
0.7

billion (US$
0.5

billion) of the US$
5

billion FROA buydown
allowance and paid $
32

million (US$
23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By

the end of the first quarter
of fiscal 2024, Schwab had completed its buydown

of the full US$
5

billion FROA buydown allowance and had

paid a total of $
337

million (US$
250

million) in
termination fees to the Bank. The fees were

intended to compensate the Bank for losses

incurred from discontinuing certain hedging

relationships and for lost
revenues. The net impact was recorded in

net interest income.
Refer to Note 27 of the Bank’s 2024 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
NOTE 8: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
January 31 October 31
2025 2024
Accounts receivable and other items $
14,050
$
12,931
Accrued interest
5,274
5,509
Cheques and other items in transit
–
1,656
Current income tax receivable
5,688
4,061
Defined benefit asset

1,045

1,042
Prepaid expenses
2,345
1,794
Reinsurance contract assets
1,121
1,188
Total $
29,523
$
28,181

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 69
NOTE 9: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount
of term deposits in denominations of $100,000 or more as at January 31, 2025, was $
547

billion (October 31, 2024 – $
546

billion).

Deposits
(millions of Canadian dollars) As at
January 31 October 31
By Type By Country 2025 2024
Demand Notice Term 1 Canada United States International Total Total
Personal $
20,403
$
498,175
$
141,894
$
345,373
$
315,099
$
–
$
660,472
$
641,667
Banks
13,176
290
37,230
20,008
29,987
701
50,696
57,698
Business and government 2
152,599
197,505
229,214
411,173
165,729
2,416
579,318
569,315
186,178
695,970
408,338
776,554
510,815
3,117
1,290,486
1,268,680
Trading
–
–
27,198
21,155
2,664
3,379
27,198
30,412
Designated at fair value through
profit or loss 3
–
–
210,474
57,577
79,800
73,097
210,474
207,668
Total $
186,178
$
695,970
$
646,010
$
855,286
$
593,279
$
79,593
$
1,528,158
$
1,506,760
Non-interest-bearing deposits
included above 4
Canada $
59,441
$
58,873
United States
74,731
73,509
International
–
–
Interest-bearing deposits
included above 4
Canada
795,845
781,526
United States 5
518,548
504,896
International
79,593
87,956
Total 2,6 $
1,528,158
$
1,506,760
1 Includes $
101.9

billion (October 31, 2024 – $
97.6

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
75.3

billion relating to covered bondholders (October 31, 2024 – $
75.4

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $
225.5

million (October 31, 2024 – $
246.0

million) of loan commitments and financial
guarantees designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
8.8

billion (October 31, 2024 – $
13.1

billion) of U.S. federal funds deposited and $
29.8

billion (October 31, 2024 – $
36.2

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
833.9

billion (October 31, 2024 – $
810.2

billion) denominated in U.S. dollars and $
129.1

billion (October 31, 2024 – $
140.7

billion) denominated in other foreign
currencies.
NOTE 10: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

January 31 October 31
2025 2024
Accounts payable, accrued expenses, and

other items
$
8,130
$
7,706
Accrued interest
5,087
5,559
Accrued salaries and employee benefits
4,080
5,386
Cheques and other items in transit
1,326
–
Current income tax payable
113
67
Deferred tax liabilities
358
300
Defined benefit liability
1,387
1,380
Lease liabilities
5,198
5,013
Liabilities related to structured entities
23,113
22,792
Provisions

(Note 17)
1,379
3,675
Total $
50,171
$
51,878

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 70
NOTE 11: SUBORDINATED NOTES AND DEBENTURES

Issues
On January 23, 2025, the Bank issued EUR
750

million of Fixed Rate Reset Subordinated

Notes (Non-Viability Contingent Capital (NVCC))

constituting
subordinated indebtedness of the Bank (the

“Euro Notes”), maturing on January 23, 2036.

The Euro Notes will bear interest at a fixed rate

of
4.030
% per annum
(paid annually) until January 23, 2031, and at

the 5-year mid-swap rate plus
1.500
% thereafter (paid annually) until maturity on

January 23, 2036. With prior
approval of OSFI, the Bank may, at its option, redeem the Euro

Notes on January 23, 2031, in whole but not in

part, at par plus accrued and unpaid interest

by
giving not more than
60

nor less than
10

days’ notice to holders.
On January 31, 2025, the Bank issued $
1

billion of NVCC medium-term notes

constituting subordinated indebtedness of

the Bank (the “Notes”), maturing on
February 1, 2035. The Notes will bear interest

at a fixed rate of
4.231
% per annum (paid semi-annually) until

February 1, 2030, and at Daily Compounded
Canadian Overnight Repo Rate Average plus
1.54
% thereafter (paid quarterly) until maturity

on February 1, 2035. With prior approval

of OSFI, the Bank may, at its
option, redeem the Notes on or after February

1, 2030, in whole or in part, at par plus

accrued and unpaid interest by giving not

more than
60

nor less than
10
days’ notice to holders.
NOTE 12: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three months ended January 31, 2025 and

January 31, 2024.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(millions of shares or other equity instruments
and millions of Canadian dollars) For the three months ended

January 31, 2025 January 31, 2024
Number Number
of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,750.3
$
25,373
1,791.4
$
25,434
Proceeds from shares issued on exercise
of stock options
0.3
25
0.6
42
Shares issued as a result of dividend
reinvestment plan
1.6
130
1.7
137
Purchase of shares for cancellation and other
–
–
(20.9)
(295)
Balance as at end of period – common shares
1,752.2
$
25,528
1,772.8
$
25,318
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
91.6
$
3,900
143.6
$
5,200
Redemption of shares 1
(20.0)
(500)
–
–
Balance as at end of period
71.6
$
3,400
143.6
$
5,200
Other Equity Instruments
2
Balance as at beginning of period
5.8
$
6,988
5.0
$
5,653
Issue of limited recourse capital notes 3
0.7
750
–
–
Balance as at end of period
6.5
7,738
5.0
5,653
Balance as at end of period – preferred

shares
and other equity instruments
78.1
$
11,138
148.6
$
10,853
Treasury – common shares 4
Balance as at beginning of period
0.2
$
(17)
0.7
$
(64)
Purchase of shares

44.9
(3,504)
37.5
(3,096)
Sale of shares
(44.6)
3,483
(37.5)
3,102
Balance as at end of period – treasury
– common shares
0.5
$
(38)
0.7
$
(58)
Treasury – preferred shares and
other equity instruments 4
Balance as at beginning of period
0.2
$
(18)
0.1
$
(65)
Purchase of shares and other equity instruments

2.4
(1,120)
1.7
(98)
Sale of shares and other equity instruments
(2.1)
1,087
(1.7)
136
Balance as at end of period – treasury
– preferred shares and other equity

instruments
0.5
$
(51)
0.1
$
(27)
1
On January 31, 2025, the Bank redeemed all of its
20

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 5 (“Series 5 Preferred
Shares”), at a redemption price of $
25.00

per Series 5 Preferred Share, for a total redemption cost of approximately $
500

million.
2

For Other Equity Instruments, the number of shares represents the number of notes issued.
3

On December 18, 2024, the Bank issued $
750

million
5.909
% Fixed Rate Reset Limited Recourse Capital Notes, Series 5 NVCC (the “LRCNs”). The LRCNs

will bear interest at a rate of
5.909

per cent annually, payable quarterly,

for the initial period ending on, but excluding, January 1, 2030. Thereafter, the interest rate on the LRCNs will reset every
five years

at a rate
equal to the prevailing Government of Canada Yield plus
3.10

per cent. The LRCNs will mature on January 1, 2085. Concurrently with the issuance of the LRCNs, the

Bank issued
750,000

Non-Cumulative
5.909
% Fixed Rate Reset Preferred Shares, Series 32 NVCC (“Preferred Shares Series 32”). The Preferred

Shares Series 32 are eliminated on the Bank’s
Consolidated Financial Statements.
4

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On February 26, 2025, the Board approved

a dividend in an amount of one dollar and

five cents ($
1.05
) per fully paid common share in the capital

stock of the
Bank for the quarter ending April 30, 2025, payable

on and after April 30, 2025, to shareholders

of record at the close of business on April

10, 2025.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 71
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

price.
During the three months ended January 31,

2025, the Bank issued
1.6

million (three months ended January 31,

2024 –
2.0

million) common shares from
treasury with
no

discount.
NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to

repurchase for cancellation
up to
90

million of its common shares. The NCIB commenced

on August 31, 2023 and continued until

August 31, 2024. From the commencement

of the NCIB to
August 31, 2024, the Bank repurchased
71.4

million shares under the program. The NCIB

terminated on August 31, 2024 and therefore,

there was
no

repurchase
of common shares by the Bank under the

NCIB during the three months ended

January 31, 2025. During the three months

ended January 31, 2024,

the Bank
repurchased
20.9

million common shares, at an average price

of $
82.39

per share for a total amount of $
1.7

billion.
Subsequent to the quarter end, on February

24, 2025, the Bank announced that the

Toronto Stock Exchange and OSFI had

approved the Bank’s previously
announced NCIB to purchase for cancellation

up to
100

million of its common shares. The NCIB

will commence on March 3, 2025 and end

on February 28, 2026,
or such earlier date as the Bank may determine.
NOTE 13: SHARE-BASED COMPENSATION

For the three months ended January 31,

2025, the Bank recognized compensation

expense for stock option awards of $
3.1

million (three months ended
January 31, 2024 – $
10.1

million). During the three months ended

January 31, 2025,
2.0

million (three months ended January 31, 2024

–
2.5

million) stock options
were granted by the Bank at a weighted-average

fair value of $
12.80

per option (January 31, 2024 – $
14.36

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the three months ended January 31,

2025 and January 31, 2024.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the three months ended
January 31 January 31
2025 2024
Risk-free interest rate
3.08
%
3.41
%
Option contractual life
10 years
10 years
Expected volatility
19.47
%
18.92
%
Expected dividend yield
3.94
%
3.78
%
Exercise price/share price $
75.76
$
81.78
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 14: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension post-retirement defined benefit plans and the Bank’s other

material
defined benefit pension plans, for the

three months ended January 31, 2025

and January 31, 2024. Other employee defined

benefit plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.

Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
January 31 January 31 January 31 January 31 January 31 January 31
2025 2024 2025 2024 2025 2024
Service cost – benefits earned $
69
$
54
$
2
$
1
$
5
$
4
Net interest cost (income) on net defined

benefit liability (asset)
(12)
(20)
4
5
6
6
Interest cost on asset limitation and minimum

funding
requirement
–
3
–
–
–
1
Defined benefit administrative expenses
3
2
–
–
1
1
Total $
60
$
39
$
6
$
6
$
12
$
12
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 72
The following table summarizes expenses for

the Bank’s defined contribution plans for the three

months ended January 31, 2025 and January

31, 2024.

Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended
January 31 January 31
2025 2024
Defined contribution pension plans
1
$
106
$
85
Government pension plans
2
220
197
Total $
326
$
282
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and post-retirement defined benefit plans

and certain of
the Bank’s other material defined benefit pension

plans, for the three months ended January

31, 2025 and January 31, 2024.

Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
January 31 January 31 January 31 January 31 January 31 January 31
2025 2024 2025 2024 2025 2024
Remeasurement gain/(loss) – financial $
(139)
$
(1,124)
$
(7)
$
(36)
$
(10)
$
(43)
Remeasurement gain/(loss) – return on plan

assets less
interest income
182
800
–
–
–
–
Change in asset limitation and minimum

funding requirement
(3)
176
–
–
–
–
Total $
40
$
(148)
$
(7)
$
(36)
$
(10)
$
(43)
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.
NOTE 15: INCOME TAXES
International Tax Reform – Pillar Two Global Minimum Tax
On December 20, 2021, the OECD published

Pillar Two model rules as part of its efforts toward international tax reform. The Pillar Two model rules provide for the
implementation of a 15% global minimum

tax for large multinational enterprises,

which is to be applied on a jurisdiction-by-jurisdiction

basis. Pillar Two legislation
was enacted in Canada on June 20, 2024

under Bill C-69, which includes the
Global Minimum Tax Act

addressing the Pillar Two model rules. Similar legislation
has passed in other jurisdictions in which

the Bank operates and will result in additional

taxes being paid in these countries. The rules

were effective and
implemented by the Bank on November 1, 2024.

The IASB previously issued amendments

to IAS 12
Income Taxes

for a temporary mandatory exception

from the
recognition and disclosure of deferred

taxes related to the implementation of Pillar

Two model rules, which the Bank has applied. For the three

months ended
January 31, 2025, the Bank’s effective tax rate increased

by approximately
0.5
% due to Pillar Two taxes.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

During the quarter, the CRA reassessed the Bank for $
7

million of additional income tax and interest

in respect of the
2019 taxation year. As at January 31, 2025, the CRA has

reassessed the Bank for $
1,668

million for the years 2011 to 2019, the RQA has reassessed the

Bank
for $
52

million for the years 2011 to 2018, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2018. In total, the Bank has been reassessed for $
1,791

million of income tax and interest. The Bank

expects to continue to be reassessed

for open years. The Bank is of the view that its

tax filing
positions were appropriate and filed a

Notice of Appeal with the Tax Court of Canada on March 21, 2023.
NOTE 16: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income attributable to common

shareholders by the weighted-average number

of common shares
outstanding for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are made

to net income
attributable to common shareholders and

the weighted-average number of shares outstanding

for the effects of all dilutive potential common

shares that are
assumed to be issued by the Bank.

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 73
The following table presents the Bank’s basic and

diluted earnings per share for the three

months ended January 31, 2025 and January

31, 2024.
Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except

as noted)
For the three months ended
January 31 January 31
2025 2024
Basic earnings per share
Net income attributable to common shareholders $
2,707
$
2,750
Weighted-average number of common shares outstanding

(millions)
1,749.9
1,776.7
Basic earnings per share (Canadian dollars) $
1.55
$
1.55
Diluted earnings per share
Net income attributable to common shareholders

$
2,707
$
2,750
Net income attributable to common shareholders

including impact of dilutive securities
2,707
2,750
Weighted-average number of common shares outstanding

(millions)
1,749.9
1,776.7
Effect of dilutive securities
Stock options potentially exercisable (millions) 1
0.8
1.5
Weighted-average number of common shares outstanding

– diluted (millions)
1,750.7
1,778.2
Diluted earnings per share (Canadian dollars) 1 $
1.55
$
1.55
1
For the three months ended January 31, 2025, the computation of diluted earnings per share excluded average options outstanding of
5.9

million, with a weighted-average exercise price
of $
84.34
, as the option price was greater than the average market price of the Bank’s common shares.

For the three months ended January 31, 2024, the computation of diluted earnings per share excluded average options outstanding of
4.9

million, with a weighted-average exercise price of $
92.89
, as the option price was greater than the average market price of the Bank’s common shares.
NOTE 17: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new significant events or transactions except as previously

identified in Note 26 of the Bank’s 2024 Annual
Consolidated Financial Statements.
(a)

LEGAL AND REGULATORY MATTERS
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including but

not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated.

The Bank also estimates the aggregate range

of reasonably possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. However, the Bank does

not disclose the
specific possible loss associated with each underlying

matter given the substantial uncertainty associated

with each possible loss as described below and

the
negative consequences to the Bank’s resolution

of the matters that comprise the

RPL should individual possible losses be disclosed.

As at January 31, 2025, the
Bank’s RPL is from
zero

to approximately $
497

million (October 31, 2024 – from
zero

to approximately $
625

million). The Bank’s provisions and RPL represent

the
Bank’s best estimates based upon currently available

information for actions for which estimates

can be made, but there are a number of factors

that could cause
the Bank’s actual losses to be significantly different

from its provisions or RPL. For example,

the Bank’s estimates involve significant judgment

due to the varying
stages of the proceedings, the existence of

multiple defendants in many proceedings

whose share of liability has yet to be determined,

the numerous yet-
unresolved issues in many of the proceedings,

some of which are beyond the Bank’s control and/or

involve novel legal theories and interpretations,

the attendant
uncertainty of the various potential outcomes

of such proceedings, and the fact that the underlying

matters will change from time to time. In addition,

some actions
seek very large or indeterminate damages.

Refer to Note 26 of the Bank’s 2024 Annual Consolidated

Financial Statements for details on the Bank’s significant
legal and regulatory matters. Based on

the Bank’s current knowledge, and subject to

the factors listed above as well as other uncertainties

inherent in litigation and
regulatory matters, other than as described

below: (i) there have been no notable developments

to the matters previously identified in Note 26

of the Bank’s 2024
Annual Consolidated Financial Statements; and

(ii) since October 31, 2024, no other legal

or regulatory matter has arisen or progressed

to the point that it would
reasonably be expected to result in a material

financial impact to the Bank.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, on October 10, 2024, the Bank

announced that, following
active cooperation and engagement with

authorities and regulators, it reached a resolution

of previously disclosed investigations related

to its U.S. BSA and AML
compliance programs (the “Global Resolution”).

The Bank and certain of its U.S. subsidiaries

consented to orders with the Office of the

Comptroller of the
Currency (OCC), the Federal Reserve Board,

and the Financial Crimes Enforcement

Network (FinCEN) and entered into plea agreements

with the Department of
Justice (DOJ), Criminal Division, Money Laundering

and Asset Recovery Section and the

United States Attorney’s Office for the District of New Jersey. The Bank
is focused on meeting the terms of the

consent orders and plea agreements, including

meeting its requirements to remediate the Bank’s

U.S. BSA/AML programs.
During the first fiscal quarter, the Bank fully paid the remainder of the monetary penalty owed pursuant

to the consent orders and plea agreements

that were
entered into as part of the Global Resolution.

The payment was covered by provisions previously

taken by the Bank for this matter.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank and some former

and current directors, officers and
employees have been named as defendants

in proposed class action lawsuits in

the United States and Canada purporting

to be brought on behalf of TD
shareholders alleging, among other things, that

a decline in the price of TD’s shares was

the result of misleading disclosures

with respect to the Bank’s AML
program and/or the potential outcomes of

the government agencies’ or regulators’ investigations.

The two proposed class actions filed in the

United States have
been consolidated under the caption Tiessen v. The Toronto-Dominion Bank, et al.
, in the United States District Court for the

Southern District of New York.
A
putative shareholder derivative action has also

been filed purportedly on behalf of TD in

the United States in the Supreme Court of

the State of New York, New
York County, against certain former and current TD directors, officers and employees, and certain of

TD’s U.S. affiliates and subsidiaries. The complaint, captioned
Rubin v. Masrani, et al,

asserts alleged breaches of duties and

other claims against the individual defendants

in connection with the Bank’s U.S. AML program.

All
of the proceedings are still in early stages

and none have been certified to proceed

as a class action. Losses or damages cannot

be estimated at this time.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank has been named

as defendant in a purported class
action lawsuit in the United States purporting

to be brought on behalf of First Horizon shareholders

alleging that a decline in the price of First

Horizon shares was
the result of alleged misleading disclosures

TD made with respect to TD’s U.S. AML program

and its effect on the Bank’s contemplated merger

with First Horizon.
The lawsuit also names some of the

Bank’s former and current officers and a former employee

as defendants. These proceedings are still

in early stages and have
not been certified to proceed as a class

action. Losses or damages cannot be estimated

at this time.
As previously disclosed in Note 26 of the

Bank’s 2024 Annual Consolidated Financial

Statements, the Bank is a defendant in

Canada and/or the United States
in a number of matters brought by customers,

including class actions, alleging claims

in connection with various fees, practices

and credit decisions. The cases are

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 74
in various stages of maturity and include, among

others: a Quebec action against members

of the financial services industry (including

the Bank) regarding the
existence and amount of the insufficient or non-sufficient

funds fee (NSF fee), a Quebec action

against certain brokers (including TD Direct

Investing) regarding
disclosure of foreign conversion fees, and a

Quebec action against members of the automobile

insurance industry (including Primmum Insurance

Company)
regarding underwriting practices in Quebec.
Refer to Note 15 for disclosures related

to tax matters.
NOTE 18: SEGMENTED INFORMATION
For management reporting purposes, the Bank

reports its results from business operations

and activities under four key business

segments:

Canadian Personal
and Commercial Banking, U.S. Retail, Wealth Management

and Insurance, and Wholesale Banking.

The Bank’s other activities are grouped into the

Corporate
segment.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Retail is comprised

of personal and business banking in

the U.S., TD Auto Finance U.S., the U.S. wealth

business,

as well as the
Bank’s equity investment in Schwab. Wealth Management

and Insurance includes the Canadian

wealth business which provides investment products

and services
to institutional and retail investors, and the insurance

business which provides property and

casualty insurance, as well as life and health

insurance products to
customers across Canada. Wholesale Banking

provides a wide range of capital markets, investment

banking, and corporate banking products and

services,
including underwriting and distribution of

new debt and equity issues, providing advice

on strategic acquisitions and divestitures, and

meeting the daily trading,
funding, and investment needs of the Bank’s

clients. The Corporate segment includes

the effects of certain asset securitization programs,

treasury management,
elimination of taxable equivalent adjustments

and other management reclassifications,

corporate level tax items, and residual unallocated

revenue and expenses.
Effective the first quarter of 2025, certain U.S. governance and control investments, including

costs for U.S. BSA/AML remediation, previously

reported in the
Corporate segment are now reported in the

U.S. Retail segment. Comparative amounts

have been reclassified to conform with the

presentation adopted in the
current period.
The following table summarizes the segment

results for the three months ended January

31, 2025 and January 31, 2024.
Results by Business Segment 1
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking 2 Corporate 2 Total
For the three months ended January 31
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $
4,135
$
3,833
$
3,064
$
2,899
$
369
$
285
$
(107)
$
198
$
405
$
273
$
7,866
$
7,488
Non-interest income (loss)
1,014
1,051
(282)
604
3,229
2,850
2,107
1,582
115
139
6,183
6,226
Total revenue
5,149
4,884
2,782
3,503
3,598
3,135
2,000
1,780
520
412
14,049
13,714
Provision for (recovery of)
credit losses
521
423
451
385
–
–
72
10
168
183
1,212
1,001
Insurance service expenses
–
–
–
–
1,507
1,366
–
–
–
–
1,507
1,366
Non-interest expenses

2,086
1,984
2,380
2,459
1,173
1,047
1,535
1,500
896
1,040
8,070
8,030
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,542
2,477
(49)
659
918
722
393
270
(544)
(811)
3,260
3,317
Provision for (recovery of)
income taxes

711
692
(192)
(17)
238
167
94
65
(153)
(273)
698
634
Share of net income from
investment in Schwab 3,4
–
–
199
194
–
–
–
–
32
(53)
231
141
Net income (loss) $
1,831
$
1,785
$
342
$
870
$
680
$
555
$
299
$
205
$
(359)
$
(591)
$
2,793
$
2,824
1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

3

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s Federal

Deposit Insurance Corporation special assessment charge are recorded in the Corporate segment.
4

The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 for further details.
Total Assets by Business Segment
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Retail and Insurance Banking Corporate
Total

As at January 31, 2025
Total assets $
587,920
$
590,732
$
23,823
$
729,329
$
161,750
$
2,093,554
As at October 31, 2024
Total assets $
584,468
$
606,572
$
23,217
$
686,795
$
160,699
$
2,061,751

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 75
NOTE 19: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended
January 31, 2025 January 31, 2024
Measured at amortized cost 1 $
19,844
$
19,566

Measured at FVOCI – Debt instruments 1
902
933
20,746
20,499
Measured or designated at FVTPL
2,061
2,250
Measured at FVOCI – Equity instruments
65
64
Total $
22,872
$
22,813
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended
January 31, 2025 January 31, 2024
Measured at amortized cost 1 $
11,820
$
12,192

Measured or designated at FVTPL
3,186
3,133
Total $
15,006
$
15,325
1
Interest expense is calculated using EIRM.
NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The

Bank is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for CET1, Tier 1, Total Capital and risk-based Total Loss Absorbing Capacity (TLAC) ratios. The
DSB level was increased to
3.5
% as of November 1, 2023, which

sets these minimum target ratios at
11.5
%,
13.0
%,
15.0
% and
25.0
%, respectively. The OSFI
target includes the greater of the D-SIB or

G-SIB surcharge, both of which are

currently
1
% for the Bank. On February 1, 2023, OSFI

announced revisions to the
Leverage Requirements Guideline to introduce

a requirement for D-SIBs to hold a leverage

ratio buffer of
0.50
% in addition to the existing minimum requirement.
This sets the minimum targets for leverage

and TLAC leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the three months ended January

31, 2025.

The following table summarizes the Bank’s regulatory

capital positions as at January 31, 2025

and October 31, 2024.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
January 31 October 31

2025 2024
Capital
Common Equity Tier 1 Capital $
85,204
$
82,714
Tier 1 Capital
95,589
93,248
Total Capital
110,238
105,745
Risk-weighted assets used in the calculation

of capital ratios
649,043
630,900
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
13.1
%
13.1
%
Tier 1 Capital ratio
14.7
14.8
Total Capital ratio
17.0
16.8
Leverage ratio
4.2
4.2
TLAC Ratio
29.5
28.7
TLAC Leverage Ratio
8.5
8.1

TD BANK GROUP • FIRST QUARTER 2025 • REPORT TO SHAREHOLDERS Page 76
SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on February

27, 2025. The call will be audio webcast

live through TD’s website at
9:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the first quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on February 27,

2025, in advance of the call.

A listen-only telephone line

is available at 416-340-2217 or 1-800-806-5484

(toll free) and the
passcode is 2829533#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on
February 27, 2025, until 11:59 p.m. ET on

March 14, 2025, by calling 905-694-9451 or 1-800-408-3053

(toll free). The passcode is 8753393#.
Annual Meeting
Thursday, April 10, 2025
Toronto, Ontario